   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------------
                         ANSELL HEALTHCARE INCORPORATED

             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          3069                         22-3686084
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                                200 SCHULZ DRIVE
                           RED BANK, NEW JERSEY 07701
                                 (732) 345-5400
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
                             ----------------------
                                   HARRY BOON
                            CHIEF EXECUTIVE OFFICER
                         ANSELL HEALTHCARE INCORPORATED
                                200 SCHULZ DRIVE
                           RED BANK, NEW JERSEY 07701
                                 (732) 345-5400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------
                                   COPIES TO:

              ROBERT J. WILCZEK                              RICHARD B. VILSOET
          GARDNER, CARTON & DOUGLAS                         SHEARMAN & STERLING
      321 NORTH CLARK STREET, SUITE 3400                    599 LEXINGTON AVENUE
           CHICAGO, ILLINOIS 60610                        NEW YORK, NEW YORK 10022
                (312) 644-3000                                 (212) 848-4000

                             ----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                             ----------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ] _______________ .

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________ .

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________ .

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________ .

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM AGGREGATE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       OFFERING PRICE(1)         AMOUNT OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share........             $175,000,000                    $46,200
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purpose of determining the amount of the registration fee, in accordance with Rule 457(o) under the Securities Act.
                             ----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS DATED                     , 2000

PROSPECTUS
                                         SHARES
                         ANSELL HEALTHCARE INCORPORATED
                                  COMMON STOCK
                             ----------------------

     PD International Pty. Limited, a wholly owned indirect subsidiary of
Pacific Dunlop Limited, is selling      shares of Ansell Healthcare
Incorporated's common stock. This is the initial public offering of Ansell's common stock. Ansell will not receive any proceeds from the offering.

     We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares of common stock will trade on the New York Stock Exchange under the symbol "AHX."

     Prior to the offering, Pacific Dunlop Limited indirectly owned beneficially all of our common stock. Following the offering, Pacific Dunlop Limited will indirectly beneficially own at least 80% of our common stock.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                             ----------------------

                                                  PER SHARE               TOTAL
                                                  ---------              --------
Public offering price...........................  $                      $
Underwriting discount...........................  $                      $
Proceeds, before expenses, to the selling
  stockholder...................................  $                      $

     The underwriters may also purchase up to an additional      shares of
common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. Ansell will not receive any proceeds from the sale of the additional shares by PD International Pty. Limited.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about             , 2000.
                             ----------------------

MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                                                    J.P. MORGAN & CO.
                             ----------------------
               The date of this prospectus is             , 2000

           [Insert "Ansell Healthcare Incorporated" as graphics text]

[Photos/Graphics: 1 medical glove; 1 glove from occupational healthcare segment;
                            packaging for condoms].

[Graphics: map of the world noting the location of every manufacturing plant and regional data for sales, production, employees for the Americas, Europe and Asia
                                    Pacific]

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     6
Forward-Looking Statements..................................    15
Capitalization..............................................    15
The Reorganization..........................................    16
Use of Proceeds.............................................    16
Dividend Policy.............................................    16
Selected Combined Financial Data............................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    32
Management..................................................    51
Relationship and Agreements with the Pacific Dunlop Group...    56
Principal and Selling Stockholders..........................    61
Description of Capital Stock................................    61
Shares Eligible for Future Sale.............................    63
Certain United States Federal Tax Considerations for
  Non-United States Holders.................................    64
Underwriting................................................    67
Legal Matters...............................................    69
Experts.....................................................    70
Where to Find More Information..............................    70
Index to Financial Statements...............................   F-1
Unaudited Pro Forma Condensed Combined Financial
  Statements................................................   P-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This is a summary and does not contain all the information that may be important to you. You should read the more detailed information included elsewhere in this prospectus. Except as otherwise noted, the information contained in this prospectus assumes that the underwriters will not exercise the over-allotment option and that our reorganization has been completed.

     Ansell Healthcare Incorporated and its subsidiaries are referred to in this prospectus as "Ansell," "we," "our" or "us." References to "Ansell Group" mean the businesses that are included in the Ansell segment data as historically reported by Pacific Dunlop Limited and that have been reorganized into Ansell. "Pacific Dunlop Group" refers to Pacific Dunlop Limited and its direct and indirect subsidiaries. We call those companies in the Pacific Dunlop Group that will own our shares after completion of this offering the "Pacific Dunlop Stockholders." Our fiscal year ends on June 30 of each year, so that references to fiscal 1999 and the like are to the year ended June 30 of the referenced year. All financial information presented in this prospectus is in U.S. dollars and is presented in accordance with U.S. GAAP.

     Certain market size information and other statements relating to our position relative to our competitors are not based entirely on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates on third party reports and on information obtained from our customers, competitors, distributors, trade and business organizations and associations and other contacts in our industry.

                         ANSELL HEALTHCARE INCORPORATED

     We are a global leader in the design, development, manufacture and marketing of protective gloves and condoms. Our operations are organized into three business segments:

     - Professional Healthcare, which consists of medical examination and surgical gloves,

     - Occupational Healthcare, which consists of industrial and consumer gloves, and

     - Personal Healthcare, which consists of condoms.

     We compete in the worldwide protective glove and condom markets that we estimated to be $5.8 billion in 1998. We believe that we have the leading global market share in, and the broadest product range of, protective gloves serving the healthcare and occupational sectors of the protective barrier market. We also believe that we are the world's second largest manufacturer and marketer of condoms. In fiscal 1999, we generated $738 million in net sales of which our Professional Healthcare, Occupational Healthcare and Personal Healthcare divisions contributed 36%, 51% and 13%, respectively. During fiscal 1999, we sold products into more than 100 countries, and the Americas, Europe and Asia Pacific accounted for approximately 56%, 32% and 12%, respectively, of our net sales.

     We are an innovator in the design and manufacture of protective gloves and condoms. In each of the past three years more than 15% of our sales have come from products that have been on the market for three years or less and that we have developed internally.

     We have been an active acquiror of businesses within the protective barrier products industry. We have pursued acquisitions to expand and augment our main product lines, provide additional distribution channels, add new technologies, enhance our manufacturing capabilities and enter new geographic markets. We are in the process of acquiring, for approximately $97.6 million, the medical glove business of Johnson & Johnson which will enable us to further our leadership position in the medical glove market and obtain a modern manufacturing facility in Malaysia. This acquisition is expected to close in early 2000.

     We currently operate 31 facilities in 16 countries. The majority of our manufacturing facilities are located in Southeast Asia in close proximity to the rubber tree plantations that serve as our source of natural latex. Our products are made predominantly of natural and synthetic latex, which share common manufacturing processes and polymer dipping technologies. Our proprietary formulations and related manufacturing processes enable us to produce many different types and styles of high quality gloves and condoms. We maintain a flexible supply and logistics infrastructure that allows us to switch production between various products based on market demand. We believe that we are well positioned to capitalize on the technology transfer opportunities that exist among our three business divisions, our recent acquisitions and our manufacturing facilities.

     We believe that we have some of the most recognizable brands in the protective glove and condom markets. Our medical gloves are marketed principally under the umbrella brands of Ansell and Ansell Perry. Specific product brands include: Gammex, Conform, Encore, NuTex, MicrOptic, X-AM, Synsation, DermaClean and Nitra-Touch. Through our pending acquisition of the medical glove business of Johnson & Johnson, we will acquire the brands Micro-Touch, Maxxus, Neutralon, Ultralon, Surgikos, Dispos-a-Glove and Allergard. Our Occupational Healthcare gloves are principally branded Ansell Edmont. Specific product brands include:
Ansell, Nitrilite, Solvex, Hynit, Touch'n Tuff, Duratouch, Hycron, Golden Needles and Hyflex. Our condoms are principally branded LifeStyles, Mates, Manix, Contempo, Primex, Chekmate and KamaSutra, as well as Benetton, which is sold under license.

     We intend to be the leading designer, developer, manufacturer and marketer of protective gloves, condoms and other healthcare barrier products worldwide. In order to achieve our objective, we will continue to:

     - offer a broad range of products and brands,

     - focus on value added, higher margin branded products,

     - leverage research and development,

     - augment internal growth with acquisitions,

     - leverage manufacturing where we have a technological advantage, and

     - focus on customer service.

                   RELATIONSHIP WITH THE PACIFIC DUNLOP GROUP

     We were founded in 1905 by Eric Ansell in Melbourne, Australia and acquired by Dunlop Australia Limited (now Pacific Dunlop Limited) in 1969. Pacific Dunlop Limited is a diversified multinational marketer and manufacturer of consumer and industrial products based in Australia. In 1997, we relocated our executive offices from Melbourne, Australia to Red Bank, New Jersey.

     Prior to this offering, Pacific Dunlop Limited indirectly owned 100% of our common stock. After completion of this offering, the Pacific Dunlop Stockholders will own at least 80% of our common stock. We believe that the Pacific Dunlop Stockholders will continue to exercise influence and control over us and currently intend to retain at least 80% of our common stock, so that we remain a part of the Pacific Dunlop Group's U.S. federal income tax consolidated group.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in 1999. Our executive offices are located at 200 Schulz Drive, Red Bank, New Jersey 07701 and our telephone number is
(732)345-5400. We maintain websites at www.ansell.com, www.anselledmont.com, www.ansellhealthcare.com, www.safetynews.com/ansell and www.lifestyles.com. Information contained on our websites is not part of this prospectus.

                                  THE OFFERING

Common stock offered by the selling
  stockholder......................         shares

Common stock outstanding after the
offering...........................         shares

Use of proceeds....................    We will not receive any of the proceeds
                                       from the offering.

Dividend policy....................    We do not anticipate paying any dividends
                                       in the foreseeable future. See "Dividend
                                       Policy."

Risk factors.......................    See "Risk Factors" and other information
                                       included in this prospectus for a
                                       discussion of factors you should
                                       carefully consider before deciding to
                                       invest in shares of our common stock.

New York Stock Exchange symbol.....    "AHX"

Ownership by the Pacific Dunlop
Group..............................    We are currently wholly owned by
                                       companies in the Pacific Dunlop Group.
                                       After the offering, the Pacific Dunlop
                                       Stockholders will beneficially own at
                                       least 80% of our common stock.

                        SUMMARY COMBINED FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

     The following table presents summary combined historical financial data of Ansell Group and pro forma financial data.

     The pro forma data set forth below is derived from the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus and gives effect to:

     - the reorganization of Ansell Group into Ansell Healthcare Incorporated, including the elimination of a substantial portion of debt owed to affiliates and cash, and

     - the sale of up to 20% of Ansell Healthcare Incorporated by the selling stockholder which results in the transfer of Ansell Group's U.S. tax net operating loss carryforwards to other members of the Pacific Dunlop Group.

     The reorganization and the offering have been recorded as if they had actually occurred on the first day of our 1999 and 2000 fiscal years with respect to the pro forma statement of operations data for the fiscal year ended June 30, 1999 and the quarter ended September 30, 1999, respectively, and on September 30, 1999 with respect to pro forma balance sheet data. The pro forma data does not necessarily represent what our financial position or results of operations would have been had such transactions been completed on such dates, nor does it give effect to any events other than those discussed in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The pro forma data also does not project our financial position or results of operations as of any future date or for any future period.

     You should also refer to the more complete information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited Combined Financial Statements of the Ansell Group and the Unaudited Pro Forma Condensed Combined Financial Statements which are included elsewhere in this prospectus.

                                                        FISCAL YEARS ENDED JUNE 30,
STATEMENT OF OPERATIONS DATA:        ------------------------------------------------------------------
                                                                                               1999
                                       1995       1996       1997       1998       1999      PRO FORMA
                                     --------   --------   --------   --------   --------   -----------
                                                                                            (UNAUDITED)
Net sales..........................  $534,366   $627,004   $669,749   $735,263   $738,382    $738,382
Cost of goods sold.................   354,514    413,965    452,529    487,785    483,464     483,464
                                     --------   --------   --------   --------   --------    --------
Gross profit.......................   179,852    213,039    217,220    247,478    254,918     254,918
Costs and expenses:
 Selling, general and
   administrative..................    93,652    127,035    125,760    138,501    149,621     150,621
 Research and development..........     3,426      4,550     10,435      8,824      8,315       8,315
 Restructuring charges(1)..........        --      5,258         --         --      1,298       1,298
 Amortization of intangibles.......     4,344      5,412      5,877      7,127      8,786       8,786
                                     --------   --------   --------   --------   --------    --------
Income from operations.............    78,430     70,784     75,148     93,026     86,898      85,898
Interest expense, net..............    26,990     25,735     25,055     21,054     21,128      16,172
Foreign currency transactions and
 other, net........................       (78)    (2,991)     1,216     (4,441)    (1,284)     (1,284)
Income taxes.......................    10,758      8,998     10,026      9,202     10,967      12,470
Minority interests.................     3,795      3,111      3,085      4,343      3,468       3,468
                                     --------   --------   --------   --------   --------    --------
Net income before cumulative effect
 of accounting change..............    36,965     35,931     35,766     62,868     52,619      55,072
Cumulative effect of accounting
 change, net of income tax(2)......     3,538         --         --         --         --          --
                                     --------   --------   --------   --------   --------    --------
Net income.........................   $33,427    $35,931    $35,766    $62,868    $52,619     $55,072
                                     ========   ========   ========   ========   ========    ========
Pro forma basic and diluted net
 income per share(3)...............                                                             $1.10
                                                                                             ========
Weighted avg. shares
 outstanding(3)....................                                                            50,000

OTHER DATA:
 EBITDA(4).........................  $101,429   $101,648   $100,829   $119,155   $118,710    $116,412

                                               THREE MONTHS ENDED
                                                  SEPTEMBER 30,
STATEMENT OF OPERATIONS DATA:        ---------------------------------------
                                                                    1999
                                        1998          1999        PRO FORMA
                                     -----------   -----------   -----------
                                     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Net sales..........................   $173,005      $173,847      $173,847
Cost of goods sold.................    113,274       113,378       113,378
                                      --------      --------      --------
Gross profit.......................     59,731        60,469        60,469
Costs and expenses:
 Selling, general and
   administrative..................     34,637        39,054        39,304
 Research and development..........      2,034         2,205         2,205
 Restructuring charges(1)..........      1,046            --            --
 Amortization of intangibles.......      2,131         2,228         2,228
                                      --------      --------      --------
Income from operations.............     19,883        16,982        16,732
Interest expense, net..............      4,841         6,095         4,043
Foreign currency transactions and
 other, net........................       (112)       (1,201)       (1,201)
Income taxes.......................      2,453         2,450         3,240
Minority interests.................      1,587           658           658
                                      --------      --------      --------
Net income before cumulative effect
 of accounting change..............     11,114         8,980         9,992
Cumulative effect of accounting
 change, net of income tax(2)......         --            --            --
                                      --------      --------      --------
Net income.........................    $11,114        $8,980        $9,992
                                      ========      ========      ========
Pro forma basic and diluted net
 income per share(3)...............                                  $0.20
                                                                  ========
Weighted avg. shares
 outstanding(3)....................                                 50,000
OTHER DATA:
 EBITDA(4).........................    $28,222       $25,276       $25,026

                                                     footnotes on following page

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                              JUNE 30,                                  SEPTEMBER 30, 1999
                                      ---------------------------------------------------------        ---------------------
                                        1995        1996        1997        1998        1999            ACTUAL     PRO FORMA
                                      ---------   ---------   ---------   ---------   ---------        ---------   ---------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........    $54,838     $23,197     $28,242     $53,668     $59,132          $84,775     $10,000
Working capital (deficit)...........   (141,626)   (169,208)   (166,884)   (100,027)   (146,394)        (145,844)     15,184
Total assets........................    770,172     718,672     817,962     755,923     836,394          875,577     800,802
Total debt(5).......................    375,437     373,048     361,820     349,885     408,671          445,803     210,000
Total liabilities...................    506,088     491,823     532,464     460,836     525,740          566,648     345,745
Stockholder's equity(6).............    264,083     218,129     275,529     287,779     301,530          299,144     445,272

---------------

(1) Restructuring charges consist of the costs related to the closure of Ansell Group's balloon production and marketing operations in 1996, and the severance costs and the writedown to net realizable value of equipment related to the restructuring of two manufacturing facilities and certain administrative functions in 1999.
(2) In 1995 the method of amortizing goodwill was changed to straight-line.
(3) The weighted average shares are calculated assuming the shares outstanding immediately after the reorganization were outstanding for the entire period. For purposes of the pro forma net income per share data, net interest expense and income taxes are adjusted to reflect the elimination of $235.8 million of debt owed to affiliates and $74.8 million of cash balances as part of the reorganization, and $1.0 million and $0.3 million in additional costs were added to selling, general and administrative expenses for fiscal 1999 and the quarter ended September 30, 1999, respectively.
(4) "EBITDA" represents net income before net interest expense, income taxes, depreciation and amortization, restructuring charges, other income (expense), net, minority interest, and cumulative effect of accounting change, net of income tax. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, net income, cash flow or other performance measures in accordance with generally accepted accounting principles.
(5) Total debt includes intercompany debt payable to Pacific Dunlop Group and debt payable to third parties.
(6) Stockholder's equity consists of the combined net assets of the Ansell Group prior to the offering.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and other information in this prospectus before deciding to invest in our common stock.

     We have separated the risks and uncertainties into three categories:

     - risks relating to our company and our industry,

     - risks relating to our relationship and agreements with the Pacific Dunlop Group, and

     - risks relating to this offering and our common stock.

     These are not the only risks and uncertainties that we face. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business, results of operations and financial condition. If any of these risks or uncertainties occurs, it could have a material adverse effect on our business, the trading price of our common stock could decline and you could lose all or part of your investment.

                 RISKS RELATING TO OUR COMPANY AND OUR INDUSTRY

A SUBSTANTIAL PORTION OF OUR COSTS AND NET SALES ARE INCURRED AND REALIZED IN CURRENCIES OTHER THAN U.S. DOLLARS, WHICH EXPOSES THE VALUE OF OUR ASSETS AND OUR FUTURE RESULTS OF OPERATIONS TO THE RISKS OF CURRENCY EXCHANGE RATE FLUCTUATIONS.

     Due to the worldwide locations of many of our manufacturing facilities, a substantial portion of our costs are incurred in currencies other than U.S. dollars, primarily currencies of various Southeast Asian countries. In fiscal 1997, 1998, 1999 and in the quarter ended September 30, 1999, approximately 46%, 43%, 42% and 42%, respectively, of our costs were denominated in currencies other than U.S. dollars.

     Similarly, due to the worldwide presence of our customer base, a substantial portion of our net sales are realized in various currencies other than U.S. dollars, primarily the euro and to a lesser extent U.K. sterling, Canadian dollars, Australian dollars and several other currencies. In fiscal 1997, 1998, 1999 and in the quarter ended September 30, 1999, approximately 43%, 38%, 36% and 36%, respectively, of our net sales were denominated in currencies other than U.S. dollars. Our net sales and costs are not well aligned in certain regions, which limits natural currency hedges.

     We expect that a large part of our costs and sales will continue to be in non-U.S. currencies. As a result, fluctuations in currency exchange rates, particularly of various Southeast Asian currencies and the euro relative to the U.S. dollar, could have a material positive or negative effect on our results of operations.

     We have at various times over the last several years taken hedging positions against the Australian dollar, the currency in which we historically reported our results of operations. We will report our results of future operations in U.S. dollars after the reorganization. Currency and hedging strategies will be determined by our board of directors. If the board of directors adopts a policy that calls for us to hedge our currency exposure, implementation of that policy should reduce but not eliminate the risks of currency exchange rate fluctuations and will result in transaction costs associated with those hedging transactions.

WE DEPEND ON CONTRACTS WITH A SMALL NUMBER OF GROUP PURCHASING ORGANIZATIONS (WHICH WE CALL GPOS) FOR A LARGE PORTION OF OUR SALES OF PROFESSIONAL HEALTHCARE PRODUCTS IN THE UNITED STATES.

     Many existing and potential U.S. customers for our medical examination and surgical gloves have affiliation or membership contracts with GPOs that influence or mandate a substantial portion of their purchasing decisions and often include formal compliance thresholds. GPOs with whom we have contracts often select only a few suppliers as preferred vendors to their members and provide incentives or require their members to purchase products or categories of products from selected suppliers. This selection process typically involves competitive bidding and the award of a contract to a limited number of selected suppliers. These contracts are typically two to five years in duration but can be terminated on short notice, typically 30 to 60 days, at the sole discretion of the GPOs.

     In fiscal 1997, 1998 and 1999 and in the quarter ended September 30, 1999, the top three GPOs with whom we contract, Premier Purchasing Partners, L.P., Novation, LLC and AmeriNet, Inc., together, accounted for approximately 3.3%, 7.0%, 7.4% and 7.4%, of our net sales for each period, respectively, and for approximately 8.7%, 20.1%, 20.6% and 19.5%, of our net sales in the Professional Healthcare segment for each period, respectively.

     In March 1999, Premier announced its intention to reconfigure its medical glove contract portfolio prior to termination of the existing contract and requested the submission of new bids. There can be no assurance that we will be one of the suppliers ultimately selected by Premier.

     If one or more of these agreements is terminated, not renewed or renewed with less favorable terms, our sales of medical gloves could be materially adversely affected.

WE DEPEND UPON DISTRIBUTORS, INCLUDING ONE THAT IS ALSO A COMPETITOR OF OURS IN CERTAIN BUSINESSES, TO DISTRIBUTE OUR MEDICAL GLOVES.

     Substantially all U.S. sales of our medical gloves are made through independent distributors selected by our customers. In fiscal 1997, 1998 and 1999 and in the quarter ended September 30, 1999, the three largest distributors selected by our customers, Owens & Minor, Inc., Allegiance and General Medical Co. together accounted for approximately 7.7%, 10.4%, 10.5% and 12.0% of our net sales for each period, respectively, and for 20.2%, 29.6%, 29.5% and 31.8% of our net sales in the Professional Healthcare segment for each period, respectively. Allegiance is also one of our direct competitors with respect to the sale of some medical gloves.

     Our dependence on these distributors to distribute our medical gloves makes us susceptible to price fluctuations, service disruptions and cancellations that are outside our control. Also, if the efforts of any of our distributors prove unsuccessful, if any distributor abandons or limits its distribution of our products or if any distributor encounters serious financial difficulties, our results of operations and financial condition could be materially adversely affected.

OUR MANUFACTURING OPERATIONS ARE BASED, AND OUR REVENUES ORIGINATE, IN MANY DIFFERENT COUNTRIES AND ARE SUBJECT TO INSTABILITY AND FLUCTUATION IN POLITICAL, DIPLOMATIC AND ECONOMIC CONDITIONS, INCLUDING CHANGES IN POLICIES REGARDING TAXATION.

     In fiscal 1999, approximately 50% of our manufacturing operations, measured in terms of cost of production, and approximately 51% of our net sales were outside the United States. As a company with worldwide presence, we are subject to economic, political and diplomatic factors in countries where we have operations that could adversely affect our financial results, restrict our ability to expand or limit our current operations.

     Our latex product factories and latex concentrate manufacturing and processing plants outside the United States are located in Malaysia, Thailand, Sri Lanka and India, as are those of most of our competitors. As a result, we are directly affected by the political and economic conditions that exist in those parts of the world. Any political or economic instability, a significant increase in the rate of corporate taxation, a discontinuance or reduction in export tax rebates or any other change in a country's policies regarding foreign ownership of manufacturing facilities could have significant adverse effects on our business, financial condition and results of operations. We expect that non-U.S. expenses will continue to represent the major portion of our expenses. We also expect that we will be subject to the risks of conducting business internationally, including foreign currency exchange rate fluctuations, unexpected changes in regulatory requirements, tariffs and other barriers. We cannot assure you that our financial condition or results of operations will not be adversely affected by these factors. See "Business -- Manufacturing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE, AND OTHER COMPANIES IN OUR INDUSTRY, ARE CURRENTLY DEFENDANTS IN NUMEROUS PRODUCT LIABILITY LAWSUITS ALLEGING FAULT FOR ALLERGIC REACTIONS TO NATURAL RUBBER LATEX GLOVES EXPERIENCED BY SOME USERS.

     As of October 31, 1999, we were a defendant along with other manufacturers and distributors of latex gloves in 280 lawsuits filed in the United States and one in Australia on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits allege, among other things, that the defendants were negligent in the design and manufacture of the gloves and failed to adequately warn users of the possibility of allergic reactions to latex products. The 280 lawsuits pending against us in the United States represent approximately 49% of the total number of lawsuits filed in the United States which allege allergic reactions to latex gloves. We are unable to anticipate how many additional plaintiffs may file similar lawsuits and we do not know how many lawsuits may be filed in other countries.

     All of the latex glove cases are in the discovery phase of litigation. As a result of the early stage of this litigation, together with the uncertainty created by the multiple defendants in these cases, the difficulty of establishing whose natural rubber latex gloves were used by particular plaintiffs and the need to determine whether latex gloves were the cause of any particular injury, our liability, if any, in relation to these claims cannot be quantified. We cannot assure you that the outcome of these proceedings will not have an adverse effect on our future financial condition or results of operations. Additionally, we are incurring expenses in defending these proceedings and expect to incur additional expenses in the future.

IF WE ARE UNABLE TO IMPLEMENT OUR ACQUISITION STRATEGY SUCCESSFULLY AND PROPERLY INTEGRATE ACQUIRED BUSINESSES, OUR ABILITY TO EXPAND OUR PRODUCT OFFERINGS AND GROW OUR CUSTOMER BASE MAY BE LIMITED.

     We have historically made acquisitions to augment and expand our technology, manufacturing, product lines and geographic coverage. Our acquisition of the medical glove business of Johnson & Johnson is pending. Our strategic transactions over the last three fiscal years include the acquisitions of Suretex Limited (Thailand) and Kemwell International Limited (India) in fiscal 1999, our joint venture with Raymond Limited for what is now known as JK Ansell, Ltd. (India) in fiscal 1998 and the acquisition of Golden Needles Knitting, Inc. (United States) in fiscal 1997. In order to expand our product offerings and to grow our business by reaching new customers, we anticipate that we will continue to acquire businesses that we believe are complementary. The successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, to acquire companies on acceptable terms, to integrate their operations and technology successfully with our own and to maintain the goodwill of the acquired business.

     Acquisitions involve numerous risks, including the integration of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, the loss of key employees, key customers and distributors and the inability to maintain the goodwill of the acquired businesses. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any proposed acquisition will be completed. Moreover, in pursuing acquisition opportunities, we may compete for acquisition targets with other companies with similar growth strategies. Some of these competitors may be larger and may have greater financial and other resources than we do. We cannot assure you that our future acquisition strategy will be successful or that acquisitions will not be more costly in the future due to increased competition in our industry for acquisition targets and strategic relationships.

WE DO NOT HAVE AN OPERATING HISTORY AS A PUBLIC COMPANY.

     While we have been profitable on an operating basis as part of the Pacific Dunlop Group, there is no assurance that operating profits will continue at the same level or at all when we are a public company. Moreover, prior to the completion of this offering, we will enter into a Services Agreement with Pacific Dunlop Limited pursuant to which it will continue to provide us with certain corporate services. Pacific Dunlop Limited will have no obligation to provide assistance to us, except as provided in the Services Agreement.

     We cannot assure you that we will be viable as a public company or that this change from a wholly owned subsidiary to a public company will not have an adverse effect on us and lead to a partial or complete loss of your investment in our common stock. Because the financial information included in this prospectus relates to periods during which we were wholly owned by the Pacific Dunlop Group, it is not necessarily indicative of our future results of operations, financial position and cash flows.

WE ARE SUBJECT TO REGULATION BY GOVERNMENTS AROUND THE WORLD, AND IF WE DO NOT COMPLY WITH THESE REGULATIONS, OUR EXISTING AND FUTURE OPERATIONS MAY BE CURTAILED, AND WE COULD BE SUBJECT TO LIABILITY.

     The design, development, manufacturing, marketing and labeling of our products are subject to regulation by governmental authorities in the United States, Europe and other countries, including the Food and Drug Administration and the European Committee for Standardization, known as the FDA and CEN, respectively. In addition, all of the areas and product segments within Europe in which we currently operate are subject to Directives issued by the European Commission. These are mandatory safety requirements that must be verified by an independent testing firm before products are sold in the European Economic Area (which are the fifteen states of the European Union plus Iceland, Norway and Liechtenstein), and products or their packaging must display a CE mark to show compliance with these requirements. The regulatory process can result in required modification or withdrawal of existing products and a substantial delay in the introduction of new products. Also, there can be no assurance that regulatory approval will be obtained for a new product.

     Periodic testing by the FDA of shipments to the United States of medical gloves and condoms has resulted in the past, and may in the future, in the temporary detention of shipments, required destruction or re-export of defective products and delays in the recognition of income by us for the period during which the FDA tests are being conducted and the results reviewed for compliance with FDA standards. Similar delays may also be encountered in other countries. Further, our products and manufacturing facilities are subject to continual review and periodic inspection. The discovery of previously unknown problems with a product or facility may result in regulatory restrictions on the product or manufacturing facility, including the withdrawal of the product from the market.

     In response to allegations of allergic reactions experienced by some users of natural rubber latex gloves, the FDA has investigated the use of latex and related chemical processes and responded with proposed regulations published on July 30, 1999. These regulations, if adopted as proposed, would reclassify medical examination and surgical gloves as Class II medical devices and impose new labeling statements for powder and protein levels. While we anticipate that we will be successful in meeting these requirements, if adopted as proposed, we cannot provide assurances that these, or any future regulatory changes may not have significant adverse effects on our business, financial condition and results of operations.

     Our Dothan, Alabama manufacturing facility was recently inspected by the FDA and a number of observations regarding manufacturing processes were made with respect to lack of compliance with certain QSR/GMP requirements. We and our consultants have met with the FDA and have outlined a strategy for responding to those observations.

     Failure to comply with applicable regulatory requirements can result in informal administrative enforcement, such as warning letters, import alerts, product bans, field corrections, seizures, recalls, injunctions, civil penalties, fines based on the equitable remedy of disgorgement, adverse publicity issued by the FDA and criminal prosecutions. See "Business -- Government Regulation and Quality Control."

WE OPERATE IN COMPETITIVE MARKETS.

     We compete with many other companies, including several large companies that have greater financial, management and marketing resources than we do. There can be no assurance that our competitors or others will not develop products that are substantially equivalent or superior to our products. Additionally, our competitors may develop manufacturing processes or new technologies that would render our products obsolete or not competitive or that would be more cost effective or more efficient than our processes and technologies. Furthermore, our competitors may be able to leverage their market positions in related industry segments and business relationships to obtain preferred contracts or pricing positions with GPOs, distributors, customers or vendors. Such competition could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Competition."

WE ARE HEAVILY DEPENDENT UPON THE RUBBER CROP AND THE AVAILABILITY OF LATEX CONCENTRATE.

     We accounted for approximately 5% of worldwide liquid natural latex consumption in fiscal 1999. Our ability to produce natural latex products is heavily dependent upon the regular availability of raw rubber harvested by independent growers in Southeast Asia and processed into latex concentrate. A material disruption in the regular supply of rubber for latex concentrate due to weather or other natural phenomena, labor or transportation stoppages or shortages, political unrest or otherwise, would cause significant adverse effects to our business, financial condition and results of operations. In addition, rubber is a commodity traded on world commodities exchanges and is subject to price fluctuations driven by changing market conditions. Increases in the price of latex concentrate could cause a significant adverse effect on our results of operations.

NOT ALL OF OUR PRODUCTS AND PROPRIETARY TECHNOLOGIES AND PROCESSES ARE
PROTECTED.

     We believe that innovation and development of proprietary technologies and processes are essential to our business. In addition to our range of patents, we rely upon copyright, trade secrets and contract law to protect our proprietary technologies and processes. The laws of some countries in which we have operations, however, may not protect our proprietary rights to the same extent as do the laws of the United States. As a result, our competitors may be able to create substantially similar or duplicate products. We cannot assure you that we will be able to prevent misappropriation of our processes or that these means of protecting our rights will provide us with effective legal remedies in all jurisdictions where misappropriation may occur.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS IN THE UNITED STATES AND ABROAD.

     Our operations are subject to numerous environmental laws and regulations in the United States and abroad, including laws and regulations governing emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. While we believe that our operations comply, in all material respects, with applicable environmental laws and regulations, we are presently undertaking, and in the future may be required to undertake, work to correct instances of noncompliance with environmental laws and regulations and to address contamination at our facilities. Although, based on information currently available, we do not expect our environmental exposure to have a material effect upon our capital expenditures, earnings or competitive positions, there can be no assurance that the development or discovery of facts or conditions will not result in environmental liabilities that have such a material effect.

YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT US.

     Based upon our assessment to date, we believe that we are Year 2000 compliant. We may, however, discover Year 2000 compliance problems that will require substantial revisions to our systems, products or services. In addition, third-party software, hardware or services that we rely on may need to be revised or replaced, all of which could be time consuming and expensive. Any failure to address on a timely basis any problems that may arise could result in lost revenue, increased operating costs, the loss of customers and other business interruptions. As of September 30, 1999, we had incurred cumulative costs that we believe are allocable to the Year 2000 problem of approximately $1.1 million.

RISKS RELATING TO OUR RELATIONSHIP AND AGREEMENTS WITH THE PACIFIC DUNLOP GROUP

THE PACIFIC DUNLOP STOCKHOLDERS WILL BENEFICIALLY OWN A MAJORITY OF OUR OUTSTANDING VOTING SECURITIES AND MAY HAVE INTERESTS THAT ARE ADVERSE TO YOURS.

     Stockholder and Board of Director Control. After completion of this offering, the Pacific Dunlop Stockholders will own at least 80% of our common stock. Our certificate of incorporation provides, among other things, that as long as Pacific Dunlop Limited owns, directly or indirectly, at least 50% of our voting securities, our board of directors will consist of at least two directors who may not be affiliated with Pacific Dunlop Limited (other than as a director of Ansell) or us, and one director who will be an executive officer of Ansell. Up to four directors (excluding the executive officer of Ansell) may be executive officers or employees of members of, or otherwise affiliated with, Pacific Dunlop Group. We believe that the Pacific Dunlop Stockholders intend to continue to allow our current management to conduct our business and operations as such management has done in the past. However, we cannot guarantee that the Pacific Dunlop Stockholders will not cause us to institute a new business plan or change our management team in the future. The interests of the Pacific Dunlop Stockholders may conflict with the interests of other holders of our common stock. In addition, the Pacific Dunlop Stockholders have the ability to change the size and composition of our board of directors and its committees. As majority stockholders, the Pacific Dunlop Stockholders have the voting power to control the outcome of actions requiring approval of our stockholders, including:

     - the election of our entire board of directors,

     - determinations with respect to mergers, other business combinations, or the acquisition or disposition of material assets,

     - the amendment of our certificate of incorporation,

     - the power to determine all matters submitted to a vote of stockholders, and

     - the power to delay, defer or prevent a change in control.

     Services Agreement. We have entered into a Services Agreement with Pacific Dunlop Limited under which Pacific Dunlop Limited will continue to provide the following services for us:

     - assistance, on an as requested basis, in planning, negotiating and completing acquisitions,

     - insurance services,

     - assistance with media management and coordination of investor relations,

     - treasury, including coordination and implementation of internal and external borrowing, cash management, hedging currency and commodity exposure and interest rate management,

     - income tax return preparation and review and technical advice,

     - assistance, on an as requested basis, in reviewing manufacturing practices, costing systems, inventory management systems and site location,

     - legal services, including coordination of protection of trademark portfolio, provision and maintenance of trademark management infrastructure and assistance with litigation management, and

     - information technology and telecommunication services in Australia and New Zealand.

     There is no assurance that the foregoing services will be provided on terms that are as favorable to us as terms that we could receive from unaffiliated third parties. In addition, Pacific Dunlop Limited may be unwilling or unable to amend the Services Agreement to accommodate our future operating needs. When the Services Agreement with Pacific Dunlop Limited expires, is not renewed or is terminated, it may be more expensive for us to provide these services internally or to obtain them from other third parties. Any such increased expense could negatively affect our results of operations.

     In connection with hedging currency and commodity transactions for us, Pacific Dunlop Limited will act as a counterparty to us and set terms that it believes are terms that would be available to us in the open market. As a counterparty in hedging transactions, Pacific Dunlop Limited may enjoy better terms in offsetting transactions than the terms it gives us or may make money by not engaging in offsetting transactions.

     Credit Agreement. Pacific Dunlop Limited will enter into a revolving credit agreement with us under which it will loan us up to $200 million in two tranches and charge us interest either at the prime rate or 90-day LIBOR plus 0.75% depending on which tranche we choose. This agreement permits us to maintain cash balances with Pacific Dunlop Limited on which it will pay us interest equal to the federal funds rate and provides that we will repay borrowings with excess cash flow.

     Tax Sharing Agreement. Under the Tax Sharing Agreement among us and other U.S.-domiciled members of the Pacific Dunlop Group, we will compute our U.S. federal income tax liability as if we filed on a separate income tax return basis (treating us and our subsidiaries as a single company) and remit payment of such liability (including quarterly estimates) to the Pacific Dunlop Group. The Tax Sharing Agreement provides that we will not be permitted to reduce future tax liability by using carryforward tax benefits that were attributable to periods when we were wholly owned by members of the Pacific Dunlop Group. Accordingly, upon completion of this offering, the U.S. carryforward tax benefits attributable to us and reflected on the historical financial statements of the Ansell Group included in this prospectus, will not be available to reduce future income tax liabilities that we incur.

     In any fiscal year in which we become no longer eligible to be part of the Pacific Dunlop Group's U.S. consolidated federal income tax group, all unexpired carryforward tax benefits attributable to us under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations issued thereunder, and not already used by the Pacific Dunlop Group to reduce the Pacific Dunlop Group's U.S. consolidated tax liability, would revert to us, as provided by law, including any such carryforward tax benefits that were attributable to us prior to this offering. Accordingly, as long as the Pacific Dunlop Group continues to maintain unused carryforward tax benefits attributable to us, the Pacific Dunlop Group has an incentive not to reduce its ownership below 80%, the percentage ownership necessary to retain us as a member of the Pacific Dunlop Group's U.S. consolidated federal income tax group.

     As long as we are a member of the Pacific Dunlop Group's U.S. consolidated income tax group we will be severally liable for the federal and, in certain instances, state income tax liability of the group. Accordingly, although the Tax Sharing Agreement determines tax liabilities between Ansell and the Pacific Dunlop Group, during the period in which we are included in the Pacific Dunlop Group's consolidated federal and state income tax group, we could be liable in the event that any federal or state tax liability is incurred by the consolidated group but is not discharged by the Pacific Dunlop Group. See "Relationship and Agreements with the Pacific Dunlop Group -- Tax Sharing Agreement."

     Registration Rights and Ownership Maintenance Agreement. The Pacific Dunlop Stockholders have a right to require us to register additional shares of our common stock for sale by them. In addition, in order to preserve our status as a member of Pacific Dunlop Group's consolidated U.S. income tax group and to enable the Pacific Dunlop Stockholders to maintain their majority ownership of our common stock, we have an agreement with the Pacific Dunlop Stockholders that permits them to maintain their percentage ownership interest in our common stock at their sole discretion. These provisions may limit our ability to use our common stock as consideration for acquisitions and may prevent others from making or proceeding with takeover offers for our company. See "Relationship and Agreements with the Pacific Dunlop Group -- Registration Rights and Ownership Maintenance Agreement."

IF WE EXPERIENCE CONFLICTS OF INTEREST WITH THE PACIFIC DUNLOP GROUP, WE CANNOT ASSURE YOU THAT THEY WILL BE RESOLVED IN OUR FAVOR, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     The majority of our directors may have conflicts of interest in certain transactions that may affect us, such as transactions involving business dealings between our company and members of the Pacific Dunlop Group, acquisition opportunities, the issuance of additional shares of common stock, tax planning and other matters involving conflicts which cannot now be foreseen. Because the other businesses of the Pacific Dunlop Group are diverse and unrelated to our business, we do not expect conflicts to arise over the allocation of corporate opportunities and have not adopted policies relating to the allocation of corporate opportunities. We do have a policy that requires our independent directors to approve future transactions and agreements with the Pacific Dunlop Group. This policy, however, is subject to change by the Pacific Dunlop Group.

     The level of ownership of our outstanding common stock by Pacific Dunlop Stockholders may have the effect of preventing, without their support, a proxy contest, a merger involving our company, a tender offer, an open-market purchase program or other purchase of our common stock that could give our stockholders the opportunity to realize a premium over the then prevailing market price of our common stock. Officers and directors of our company also beneficially own and have been granted options to purchase shares of Pacific Dunlop Limited common stock.

CERTAIN CREDIT AGREEMENTS TO WHICH MEMBERS OF THE PACIFIC DUNLOP GROUP ARE PARTIES IMPOSE RESTRICTIONS ON OUR ABILITY TO BORROW MONEY AND TAKE CERTAIN OTHER ACTIONS.

     The Pacific Dunlop Group's credit agreements may limit our ability to borrow money and restrict the way in which we structure our borrowings. Under such agreements, Pacific Dunlop Limited is obligated to cause its principal subsidiaries, including us, to comply with various covenants. These covenants may not always be in our best interests and may limit our future growth prospects. For example, these covenants limit our ability to sell our common stock and the stock of our subsidiaries. Additionally, we may not borrow under a secured credit agreement without providing the same security arrangement for borrowings by the Pacific Dunlop Group under its existing credit agreements with third parties. The covenants may also restrict the ability of the Pacific Dunlop Stockholders to sell additional shares of our common stock. Pacific Dunlop Limited may enter into credit agreements in the future that would impose similar or greater restrictions on us. For more information regarding potential conflicts with Pacific Dunlop Group, see "Relationship and Agreements with the Pacific Dunlop Group."

              RISKS RELATING TO THIS OFFERING AND OUR COMMON STOCK

THE PUBLIC MARKET FOR OUR COMMON STOCK MAY FLUCTUATE AND THE LIQUIDITY OF THAT MARKET COULD BE ADVERSELY AFFECTED BY PURCHASES OF OUR COMMON STOCK BY MEMBERS OF THE PACIFIC DUNLOP GROUP.

     Prior to this offering, there has been no public market for our common stock. We cannot guarantee that an active trading market will develop or be sustained or that the market price of our common stock will not decline. Even if an active trading market develops, the market price of our common stock could fluctuate significantly in response to various factors, including:

     - actual or anticipated variations in our quarterly operating results, including currency translation,

     - announcements of technological innovations or new services or products by us or our competitors,

     - the operating and stock price performance of other comparable companies,

     - timeliness of our introductions of new products,

     - changes in financial estimates by securities analysts,

     - changes in expectations as to our future financial performance,

     - changes in our expected capital needs,

     - announcements relating to strategic relationships, mergers or consolidations by us or our competitors,

     - announcements of claims or judgments against us or our competitors concerning latex allergies, and

     - general market conditions.

     In addition, the stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities. These fluctuations have often been unrelated or disproportionate to operating performance. These broad market factors may materially affect the trading price of our common stock. General economic, political and market conditions, like recessions and interest rate fluctuations, may also have an adverse effect on the market price of our common stock. In the past, following periods of volatility in the market price for a company's securities, stockholders have often initiated securities class action litigation. Any securities class action litigation could result in substantial costs and the diversion of management's attention and resources.

     After completion of the offering, the Pacific Dunlop Stockholders will own at least 80% of our common stock. The liquidity of an investment in our common stock could be adversely affected by repurchases of outstanding common stock by us and other members of the Pacific Dunlop Group.

FUTURE SALES BY PACIFIC DUNLOP STOCKHOLDERS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     After completion of the offering, there will be approximately [     ]
million shares of our common stock outstanding, of which approximately [     ]
million shares will be held by the Pacific Dunlop Stockholders ([     ] million
shares if the underwriters exercise their over-allotment option in full). Pacific Dunlop Stockholders will be able to sell these shares in the public markets from time to time, subject to certain limitations on the timing, amount and method of such sales imposed by SEC regulations. We have entered into a Registration Rights and Ownership Maintenance Agreement with the Pacific Dunlop Stockholders which enables the Pacific Dunlop Stockholders to require us in their sole discretion to register shares of our common stock owned by them. If Pacific Dunlop Stockholders were to sell a large number of shares following this offering, the market price of our common stock could decline significantly. Moreover, the perception in the public markets that such sales by Pacific Dunlop Stockholders might occur could also adversely affect the market price of our common stock. For more information, see "Shares Eligible for Future Sale."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties, including those discussed above and elsewhere in this prospectus. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements often contain words like believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. Recognize these statements for what they are and do not rely on them as facts.

                                 CAPITALIZATION

     The following table shows (1) the actual capitalization of Ansell Group as of September 30, 1999 and (2) the capitalization of Ansell Group on a pro forma basis giving effect to the following:

     - the reorganization of Ansell Group into Ansell Healthcare Incorporated, including the elimination of a substantial portion of debt owed to affiliates and cash, and

     - the sale of up to 20% of Ansell Healthcare Incorporated by the selling stockholder, which results in the transfer of Ansell Group's U.S. tax net operating loss carryforwards to other members of the Pacific Dunlop Group.

     The table below should be read in conjunction with the audited Combined Financial Statements of Ansell Group and Notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements, included elsewhere in this prospectus.

                                                               SEPTEMBER 30, 1999
                                                                 (IN THOUSANDS)
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
Cash and cash equivalents...................................   $84,775     $10,000
                                                              ========   =========
Revolving lines of credit due to affiliates.................  $410,189    $174,386
Current portion of long-term debt...........................    33,821      33,821
                                                              --------   ---------
          Total short-term debt.............................   444,010     208,207
Long-term debt..............................................     1,793       1,793
                                                              --------   ---------
          Total debt........................................   445,803     210,000
Minority interest...........................................     9,785       9,785
Stockholders' equity:
Net assets -- capital employed..............................   365,428          --
Common shares: $0.01 par value, 50,000,000 shares
  authorized, no shares issued, actual; 50,000,000 shares
  authorized and issued, pro forma..........................        --         500
Preferred shares: $0.01 par value, 1,000,000 shares
  authorized, none issued actual and pro forma..............        --          --
Additional paid-in capital..................................        --     511,056
Accumulated other comprehensive income foreign currency
  translation adjustment....................................  (66,284)    (66,284)
                                                              --------   ---------
          Total stockholders' equity........................   299,144     445,272
                                                              --------   ---------
          Total capitalization..............................  $754,732    $665,057
                                                              ========   =========

                               THE REORGANIZATION

     Ansell Healthcare Incorporated, the issuer of the common stock offered by this prospectus, was formed on October 5, 1999 in contemplation of this offering and the reorganization of Ansell Group. Prior to the reorganization, Ansell Healthcare Incorporated conducted no business and has $1,000 cash and no operations.

     Before the reorganization, our businesses were owned and conducted by various companies in the Pacific Dunlop Group. By the closing of this offering, these operations will be substantially reorganized, and companies' assets, liabilities and related operations will be transferred to us by the Pacific Dunlop Group so that all of the assets and liabilities related to our business operations that were part of the Pacific Dunlop Group will be owned or leased by companies that are directly or indirectly owned by us.

     As part of this reorganization, all of the shares of common stock of the United States and Mexican companies that were owned by members of the Pacific Dunlop Group were transferred to us. We also acquired the shares and/or assets of entities owned by various other members of the Pacific Dunlop Group that were related to our operations in Malaysia, the United Kingdom, France, Canada, Belgium, Sri Lanka, Thailand, India, Mauritius, South Africa, Germany, Japan, Australia and New Zealand. Cash, loans payable and/or shares of common stock were issued by us to the owners of these various entities and assets as payment for the acquisitions.

     In connection with the reorganization, we have agreed to indemnify the members of the Pacific Dunlop Group that sold us operating assets for any contingent liabilities arising out of, or relating to, the ownership of the assets sold, the operation of the transferred business or our breach of the terms of the agreement transferring such assets or business. See "Relationship and Agreements with the Pacific Dunlop Group."

                                USE OF PROCEEDS

     We will not receive any of the net proceeds from this offering.

                                DIVIDEND POLICY

     We were incorporated in October 1999 and have not yet paid dividends. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any dividends in the foreseeable future.

                        SELECTED COMBINED FINANCIAL DATA

     The following selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited Combined Financial Statements of Ansell Group and the accompanying Notes thereto and the Unaudited Pro Forma Condensed Combined Financial Statements which are included elsewhere in this prospectus. The financial information for the fiscal years ended June 30, 1997, 1998 and 1999 has been derived from, and is qualified completely by reference to, the audited Combined Financial Statements of Ansell Group appearing elsewhere in this prospectus. The financial information of Ansell Group for the three months ended September 30, 1998 and 1999 and balance sheet data as of September 30, 1999 are unaudited. The unaudited data, in the opinion of management, accurately reflects all adjustments (which are of a recurring nature) necessary to present fairly the information set forth herein and are not necessarily indicative of results for the full year.

     The pro forma data set forth below is derived from the Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus. The Unaudited Pro Forma Condensed Combined Financial Statements give effect to
(1) the reorganization of Ansell Group into Ansell, including the elimination of a substantial portion of debt with affiliates and cash and (2) this offering, which results in the transfer to the other members of the Pacific Dunlop Group of U.S. tax net operating loss carryforwards. These transactions have been recorded as if they had actually occurred on the first day of our 1999 and 2000 fiscal years with respect to the pro forma statement of operations data and on September 30, 1999 with respect to pro forma balance sheet data. The pro forma data does not necessarily represent what our financial position or results of operations would have been had such transactions been completed on such dates, nor does it give effect to any events other than those discussed in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements. The pro forma data also does not project our financial position or results of operations as of any future date or for any future period.

                        SELECTED COMBINED FINANCIAL DATA
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                        FISCAL YEARS ENDED JUNE 30,
                                     ------------------------------------------------------------------
                                                                                               1999
                                       1995       1996       1997       1998       1999      PRO FORMA
                                     --------   --------   --------   --------   --------   -----------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $534,366   $627,004   $669,749   $735,263   $738,382    $738,382
Cost of goods sold.................   354,514    413,965    452,529    487,785    483,464     483,464
                                     --------   --------   --------   --------   --------    --------
Gross profit.......................   179,852    213,039    217,220    247,478    254,918     254,918
Costs and expenses:
 Selling, general and
   administrative..................    93,652    127,035    125,760    138,501    149,621     150,621
 Research and development..........     3,426      4,550     10,435      8,824      8,315       8,315
 Restructuring charges(1)..........        --      5,258         --         --      1,298       1,298
 Amortization of intangibles.......     4,344      5,412      5,877      7,127      8,786       8,786
                                     --------   --------   --------   --------   --------    --------
Income from operations.............    78,430     70,784     75,148     93,026     86,898      85,898
Interest expense, net..............    26,990     25,735     25,055     21,054     21,128      16,172
Foreign currency transactions and
 other, net........................       (78)    (2,991)     1,216     (4,441)    (1,284)     (1,284)
Income taxes.......................    10,758      8,998     10,026      9,202     10,967      12,470
Minority interests.................     3,795      3,111      3,085      4,343      3,468       3,468
                                     --------   --------   --------   --------   --------    --------
Net income before cumulative effect
 of accounting change..............    36,965     35,931     35,766     62,868     52,619      55,072
Cumulative effect of accounting
 change, net of income tax(2)......     3,538         --         --         --         --          --
                                     --------   --------   --------   --------   --------    --------
Net income.........................   $33,427    $35,931    $35,766    $62,868    $52,619     $55,072
                                     ========   ========   ========   ========   ========    ========
Pro forma basic and diluted net
 income per share(3)...............                                                             $1.10
                                                                                             ========
Weighted average shares
 outstanding(3)....................                                                            50,000

OTHER DATA:
 EBITDA(4).........................  $101,429   $101,648   $100,829   $119,155   $118,710    $116,412

                                               THREE MONTHS ENDED
                                                  SEPTEMBER 30,
                                     ---------------------------------------
                                                                    1999
                                        1998          1999        PRO FORMA
                                     -----------   -----------   -----------
                                     (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..........................   $173,005      $173,847      $173,847
Cost of goods sold.................    113,274       113,378       113,378
                                      --------      --------      --------
Gross profit.......................     59,731        60,469        60,469
Costs and expenses:
 Selling, general and
   administrative..................     34,637        39,054        39,304
 Research and development..........      2,034         2,205         2,205
 Restructuring charges(1)..........      1,046            --            --
 Amortization of intangibles.......      2,131         2,228         2,228
                                      --------      --------      --------
Income from operations.............     19,883        16,982        16,732
Interest expense, net..............      4,841         6,095         4,043
Foreign currency transactions and
 other, net........................       (112)       (1,201)       (1,201)
Income taxes.......................      2,453         2,450         3,240
Minority interests.................      1,587           658           658
                                      --------      --------      --------
Net income before cumulative effect
 of accounting change..............     11,114         8,980         9,992
Cumulative effect of accounting
 change, net of income tax(2)......         --            --            --
                                      --------      --------      --------
Net income.........................    $11,114        $8,980        $9,992
                                      ========      ========      ========
Pro forma basic and diluted net
 income per share(3)...............                                  $0.20
                                                                  ========
Weighted average shares
 outstanding(3)....................                                 50,000
OTHER DATA:
 EBITDA(4).........................    $28,222       $25,276       $25,026

                                                     footnotes on following page

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                              JUNE 30,                                  SEPTEMBER 30, 1999
                                      ---------------------------------------------------------        ---------------------
                                        1995        1996        1997        1998        1999            ACTUAL     PRO FORMA
                                      ---------   ---------   ---------   ---------   ---------        ---------   ---------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........    $54,838     $23,197     $28,242     $53,668     $59,132          $84,775    $10,000
Working capital (deficit)...........   (141,626)   (169,208)   (166,884)   (100,027)   (146,394)        (145,844)    15,184
Total assets........................    770,172     718,672     817,962     755,923     836,394          875,577    800,802
Total debt(5).......................    375,437     373,048     361,820     349,885     408,671          445,803    210,000
Total liabilities...................    506,088     491,823     532,464     460,836     525,740          566,648    345,745
Stockholder's equity(6).............    264,083     218,129     275,529     287,779     301,530          299,144    445,272

---------------

(1) Restructuring charges consist of the costs related to the closure of Ansell Group's balloon production and marketing operations in 1996, and the severance costs and the writedown to net realizable value of equipment related to the restructuring of two manufacturing facilities and certain administrative functions in 1999.
(2) In 1995 the method of amortizing goodwill was changed to straight-line.
(3) The weighted average shares are calculated assuming the shares outstanding immediately after the reorganization were outstanding for the entire period. For purposes of the pro forma net income per share data, net interest expense and income taxes are adjusted to reflect the elimination of $235.8 million of debt owed to affiliates and $74.8 million of cash balances as part of the reorganization, and $1.0 million and $0.3 million in additional costs were added to selling, general and administrative expenses for fiscal 1999 and the quarter ended September 30, 1999, respectively.
(4) "EBITDA" represents net income before net interest expense, income taxes, depreciation and amortization, restructuring charges, other income (expense), net, minority interest, and cumulative effect of accounting change, net of income tax. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, net income, cash flow or other performance measures in accordance with generally accepted accounting principles.
(5) Total debt includes intercompany debt payable to Pacific Dunlop Group and debt payable to third parties.
(6) Stockholder's equity consists of the combined net assets of the Ansell Group prior to the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis together with Ansell Group's historical combined financial statements and related notes included in this prospectus. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. You should read the cautionary statements made in this prospectus as applying to related forward-looking statements wherever they appear in this prospectus. Our actual results may be materially different from the results we discuss in the forward-looking statements due to certain factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

BASIS OF PRESENTATION AND THE REORGANIZATION

     This prospectus contains the combined historical financial statements of Ansell Group which, prior to the reorganization described below, consisted of separate subsidiaries and operating divisions of the Pacific Dunlop Group and whose financial results were reported as a separate segment in the consolidated financial statements of Pacific Dunlop Limited. In conjunction with this offering, Ansell Group has been reorganized as Ansell Healthcare Incorporated and its subsidiaries. Future financial results and other financial information regarding Ansell Group will be reflected in the consolidated financial statements of Ansell Healthcare Incorporated and will continue to be reported as a separate segment in the consolidated financial statements of Pacific Dunlop Limited. Ansell Group's historical net income and cash flows as a wholly owned operation of the Pacific Dunlop Group are not necessarily indicative of the net income and cash flows it might have realized as an independent entity.

     Prior to the reorganization, Ansell Group recorded substantial levels of intercompany debt and cash. As a part of the reorganization, $235.8 million of the intercompany debt, including $100.7 million of non-interest bearing debt due to affiliates, will be exchanged by the Pacific Dunlop Group for our common stock and cash will be reduced by $74.8 million. If such debt and cash had been transferred at the beginning of fiscal 1999, net interest expense of Ansell Group would have been reduced by $6.3 million in fiscal 1999 and $1.6 million for the quarter ended September 30, 1999 on a pro forma basis. After this offering, approximately $87.8 million of Ansell Group's U.S. net operating losses (which we call NOLs) will not be available to us to reduce our liability for taxes under the Tax Sharing Agreement among us and other U.S.-domiciled members of the Pacific Dunlop Group. If the Tax Sharing Agreement were in effect beginning with fiscal 1999, the amount of cash we would have paid for taxes would have increased by $3.1 million and $0, on a pro forma basis, for fiscal 1999 and the quarter ended September 30, 1999, respectively, because we could not use existing NOLs to reduce our tax liability. See "Relationship and Agreements with the Pacific Dunlop Group -- Intercompany Agreements" and "Unaudited Pro Forma Condensed Combined Financial Statements."

     After the reorganization and this offering we estimate that we will incur approximately $1 million annually in additional selling, general and administrative expenses as a result of being a public company.

     Prior to this offering the businesses to be owned and operated by us after the reorganization were indirectly owned 100% by Pacific Dunlop Limited, and the financial information for those businesses was reported in Australian dollars and in accordance with Australian generally accepted accounting principles (which we call Australian GAAP). Pacific Dunlop Limited will continue to report its financial information in the United States, including Ansell Healthcare segment data, in Australian dollars and in Australian GAAP, with a reconciliation to U.S. GAAP.

REVENUES AND EXPENSES

     Net sales represent the sale of finished products, less contractual allowable rebates, incentives, fees and allowance for estimated returns. These rebates are provided to distributors for the resale of products in specific volumes to specified end-user customers, and fees are provided to GPOs based on sales made to their members. An allowance is established for estimated returns based on historical return patterns and estimated future returns. Cost of goods sold includes all costs to manufacture or purchase finished products, plus related costs associated with freight to the primary distribution facility and customs duty. Selling, general and administrative expenses include salaries for sales and marketing staffs, and other related expenses such as sales commissions and costs associated with travel, trade show participation and advertising, salaries for administrative and information technology staffs, and related expenses for travel, insurance, facilities, consulting and professional fees. Corporate administration expenses of Ansell Group are allocated to business segments using the percentage to sales method, while selling and general expenses are actual for each segment. Research and development expenses include salaries for research and development staffs and related expenses for consulting, product development, testing and travel. The goodwill and brand name amortization periods range from 20-40 years.

     At various times during the last several years Ansell Group entered into foreign exchange hedge contracts to partially cover the translation of foreign sales and costs into Australian dollars. These hedging transactions were designed to hedge exchange rate risk against the Australian dollar, the currency in which the financial results of Ansell Group were reported. The period of these contracts have usually spanned 1 to 18 months.

TAXATION

     We will be subject to taxation in many jurisdictions throughout the world. Our effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates and tax holidays in such jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and income is repatriated and future changes in law. Generally, the tax liability for each legal entity is determined either on a non-consolidated basis or on a consolidated basis only with other entities incorporated in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated affiliated entities.

     Ansell Group's tax rate has included, and will continue to include, the benefit from the location of several manufacturing facilities in countries where the income generated by such facility receives long-term tax-free or reduced tax status, including:

     - Ansell Group has tax-free status with respect to the surgical and examination glove facility in Sri Lanka until 2019,

     - the Suretex group of companies, which includes facilities located in Thailand and India, operates on a tax-free status until 2005,

     - the condom manufacturing facility in Surat Thani, Thailand has tax-free status until 2007 and also has a reduced tax rate through 2012, and

     - the disposable synthetic gloves production facility located in Bangkok, Thailand has tax-free status expiring in 2002.

     We expect that our overall tax rate will remain below the U.S. statutory tax rate for the foreseeable future; however, it will be higher than it was for Ansell Group in fiscal 1999, as we expect proportionately more profits in the United States than in other lower tax jurisdictions. We estimate that our effective tax rate will be in the mid-20% range over the next several years.

ACQUISITIONS AND JOINT VENTURES

     During the three fiscal years ended June 30, 1997, 1998 and 1999, Ansell Group made the acquisitions and entered into the joint ventures described below with funds provided by the Pacific Dunlop Group:

     - November 1998, Suretex Limited was acquired for $26.4 million in cash. Suretex primarily manufactures condoms in facilities located in Thailand and India.

     - September 1998, 74.8% of Kemwell International Limited was acquired for $7.6 million in cash. Kemwell is a manufacturer of latex gloves located in India.

     - September 1997, a joint venture was entered into for 50% of what is now known as JK Ansell, Ltd. for $2.7 million in cash. JK Ansell manufactures and markets condoms primarily in India, and

     - April 1997, the assets of Golden Needles Knitting, Inc. were acquired for $81.2 million. Golden Needles primarily manufactures protective gloves, and its manufacturing facilities are mainly in North Carolina. Of the purchase price, $71.7 million was paid in cash and the remaining $9.5 million is a note payable on April 23, 2000.

PENDING ACQUISITION

     On October 1, 1999, we entered into an agreement to acquire for $97.6 million the medical glove business of Johnson & Johnson. The acquisition includes patents, know-how, research and development and a modern manufacturing facility in Shah Alam, Malaysia. Also included in the acquisition are certain trademarks including, Micro-Touch, Allergard, Surgikos, Maxxus, Dispos-a-Glove, Neutralon and Ultralon. In addition, a number of existing employees of Johnson & Johnson are expected to continue as our employees. The funds for this cash transaction are to be provided by the Pacific Dunlop Group as a capital contribution. Under the terms of the transaction, Johnson & Johnson is to retain any liabilities related to latex allergy glove litigation arising from or related to gloves manufactured or distributed prior to the closing dates with the exception of inventories acquired at the closing date, for which a sharing agreement governs. The acquisition is expected to close in early 2000.

     We expect to record goodwill and brand name amortization of approximately $1.6 million annually in connection with the acquisition. Additionally, approximately $0.3 million will be allocated to the revaluation of inventories to fair market value and will be charged to cost of sales over the period in which the inventories are sold, which is expected to be one to two quarters following the closing.

SEASONALITY

     Ansell Group's business has historically experienced a slight amount of seasonal variation, with sales in the first fiscal quarter slightly lower than the sales in the other fiscal quarters. This trend has a somewhat greater effect on net income than on net sales due to the effect of fixed costs.

                                                                      THREE MONTHS ENDED
                                ----------------------------------------------------------------------------------------------
                                SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                    1997            1997         1998        1998         1998            1998         1999
                                -------------   ------------   ---------   --------   -------------   ------------   ---------
                                                                        (IN MILLIONS)
 Net sales....................     $181.8          $178.9       $188.0      $186.5       $173.0          $185.7       $193.6
 Net income...................       15.2            14.0         18.0        15.7         11.1            13.3         13.1
 Net income as a percent of
  net sales...................        8.4%            7.8%         9.6%        8.4%         6.4%            7.2%         6.8%

                                   THREE MONTHS ENDED
                                ------------------------
                                JUNE 30,   SEPTEMBER 30,
                                  1999         1999
                                --------   -------------
                                     (IN MILLIONS)
 Net sales....................   $186.1       $173.8
 Net income...................     15.1          9.0
 Net income as a percent of
  net sales...................      8.1%         5.2%

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, certain items in Ansell Group's statements of operations for the periods indicated:

                                                                                          THREE MONTHS
                                                                                             ENDED
                                                          YEARS ENDED JUNE 30,           SEPTEMBER 30,
                                                       ---------------------------       -------------
                                                       1997       1998       1999       1998       1999
                                                       -----      -----      -----      -----      -----
Net sales............................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...................................   67.6       66.3       65.5       65.5       65.2
                                                       -----      -----      -----      -----      -----
  Gross profit.......................................   32.4       33.7       34.5       34.5       34.8
Costs and expenses:
Selling, general and administrative expenses.........   18.8       18.8       20.3       20.0       22.5
Research and development expenses....................    1.6        1.2        1.1        1.2        1.3
Restructuring charges................................     --         --        0.2        0.6         --
Amortization of intangibles..........................    0.9        1.0        1.2        1.2        1.3
                                                       -----      -----      -----      -----      -----
  Income from operations.............................   11.2       12.7       11.8       11.5        9.8
  Interest expense, net..............................    3.7        2.9        2.9        2.8        3.5
  Foreign currency transactions and other, net.......    0.2       (0.6)      (0.2)      (0.1)      (0.7)
                                                       -----      -----      -----      -----      -----
                                                         3.9        2.3        2.7        2.7        2.8
                                                       -----      -----      -----      -----      -----
  Income before taxes and minority interest..........    7.3       10.4        9.1        8.8        7.0
Income taxes.........................................    1.5        1.3        1.5        1.4        1.4
Minority interests...................................    0.5        0.6        0.5        0.9        0.4
                                                       -----      -----      -----      -----      -----
  Net income.........................................    5.3%       8.6%       7.1%       6.4%       5.2%
                                                       =====      =====      =====      =====      =====

QUARTER ENDED SEPTEMBER 30, 1999 COMPARED TO QUARTER ENDED SEPTEMBER 30, 1998

     Net Sales. Net sales for the quarter ended September 30, 1999 were $173.8 million compared to $173.0 million in the quarter ended September 30, 1998. Increases in net sales in the Professional and Personal Healthcare segments were offset by the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     In the Professional Healthcare segment, net sales increased 5.1% to $65.6 million for the quarter ended September 30, 1999 from $62.4 million for the quarter ended September 30, 1998, with the growth primarily attributed to sales generated from new products, offset by lower average selling prices on medical examination gloves in response to lower priced competitive products and the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     In the Occupational Healthcare segment, net sales decreased 3.9% to $87.4 million for the quarter ended September 30, 1999 from $90.9 million for the quarter ended September 30, 1998, primarily due to an increase in sales in non-U.S. currencies, primarily the euro, being more than offset by the impact of the translation of such sales into the U.S. dollar.

     In the Personal Healthcare segment, net sales increased 5.6% to $20.8 million for the quarter ended September 30, 1999 from $19.7 million for the quarter ended September 30, 1998, primarily due to the growth in sales in Europe offset in part by the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     Gross Profit. Gross profit was $60.5 million for the quarter ended September 30, 1999 compared to $59.7 million for the quarter ended September 30, 1998.

     In the Professional Healthcare segment, gross profit margins increased due primarily to manufacturing efficiency and productivity gains, sales of higher margin new products, and the increasing amount of sales of powder-free as compared to powdered surgical and examination gloves. Ansell Group also experienced a reduction in the average selling price of medical examination gloves in response to lower priced competitive products, and the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     In the Occupational Healthcare segment, gross profit margins fell primarily due to the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     In the Personal Healthcare segment gross profit margins fell due to higher costs associated with outsourcing product while production is being transferred from our facility in Dothan, Alabama to our facility in Surat Thani, Thailand and the impact of foreign currency adjustments resulting from the weakness of the euro compared to the U.S. dollar.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 12.8% to $39.1 million for the quarter ended September 30, 1999 from $34.6 million for the quarter ended September 30, 1998 primarily due to the increase in European distribution costs associated with the relocation of our Professional Healthcare European distribution operation from Germany to France, relocation costs of executives to the Paris office and legal defense costs of the latex allergy product liability cases.

     Research and Development Expenses. Research and development (which we call science and technology in "Business") expenses were $2.2 million for the quarter ended September 30, 1999 compared to $2.0 million for the quarter ended September 30, 1998.

     Amortization of Intangibles. Amortization of intangibles was $2.2 million for the quarter ended September 30, 1999 compared to $2.1 million for the quarter ended September 30, 1998.

     Income from Operations. As a result of the above, income from operations fell 14.6% to $17.0 million for the quarter ended September 30, 1999 from $19.9 million for the quarter ended September 30, 1998. Income from operations for the Professional Healthcare segment, the Occupational Healthcare segment and the Personal Healthcare segment were $9.5 million, $7.5 million and $0 in the quarter ended September 30, 1999, respectively and $10.4 million, $8.0 million and $1.5 million in the quarter ended September 30, 1998, respectively.

     Net Interest Expense. Net interest expense increased to $6.1 million for the quarter ended September 30, 1999 from $4.8 million for the quarter ended September 30, 1998, due to greater levels of debt as a result of the fiscal 1999 acquisitions of Kemwell and Suretex. The weighted average balances of non-interest bearing debt owed to affiliates that was outstanding during the quarters ended September 30, 1998 and 1999 were $104.3 million and $100.7 million, respectively. If these balances bore interest at the average rate charged to us by the Pacific Dunlop Group, net interest expense would have increased by $1.9 million in each year. Additional intercompany debt was also incurred in connection with the payment of dividends to the Pacific Dunlop Group in the latter half of fiscal 1999.

     Foreign Currency Transactions, net. Foreign currency transaction gains on a pre tax basis of $1.2 million were recorded for the quarter ended September 30, 1999 compared to $0.1 for the quarter ended September 30, 1998. These gains primarily related to the net effect of Ansell Group's foreign currency hedge positions throughout the period. These hedging transactions were designed to hedge exchange rate risk against the Australian dollar, the currency in which the financial results of Ansell Group were previously reported.

     Income Taxes. Ansell Group's effective tax rate was 20.3% for the quarter ended September 30, 1999 compared to 16.2% for the quarter ended September 30, 1998, due to the resumption of tax payments in Malaysia, after a government-sanctioned pause in the prior year.

FISCAL 1999 COMPARED TO FISCAL 1998

     Net Sales. Net sales in fiscal 1999 remained essentially flat at $738.4 million compared to $735.3 million in fiscal 1998. Increases in net sales in our Professional Healthcare and Personal Healthcare segments were offset by a decline in net sales in our Occupational Healthcare segment. Significant contributors to the performance of fiscal 1999 from fiscal 1998 were acquisitions and new product introductions, offset by the loss of two major customers, discontinuation of non-core lower margin parts of the business, price reductions and currency fluctuations.

     In the Professional Healthcare segment, net sales increased 2.8% to $264.2 million in fiscal 1999 from $257.1 million in fiscal 1998, principally as a result of acquired businesses and new product introductions. Of the increase, $6.7 million was attributable to net sales added as a result of the acquisition in September 1998 of the Kemwell surgical gloves business. Ansell Group also experienced growth from the introduction of new products and from increased sales to our existing customer base. During 1999 these improvements were offset in part by a reduction in the average selling price of medical examination gloves in response to lower priced competitive products.

     In the Occupational Healthcare segment, net sales decreased 6.0% to $377.5 million in fiscal 1999 from $401.8 million in fiscal 1998, primarily due to lower sales in the emerging markets in Eastern Europe and Latin America and, with respect to the acquisition of the Golden Needles knitting operations in April 1997, the earlier than expected loss of two major customers and discontinuation of non-core, lower margin parts of the acquired business.

     In the Personal Healthcare segment, net sales increased 26.5% to $96.6 million in fiscal 1999 from $76.4 million in fiscal 1998. Of this increase, $16.2 million was due to the acquisition in November 1998 of Suretex, with the remainder attributable to the introduction of new products, primarily the full year effect of the LifeStyles XtraPleasure condom and the LifeStyles Discs packaging, as well as the continued penetration of new markets, particularly in Europe.

     Gross Profit. Gross profit increased 3.0% to $254.9 million in fiscal 1999 from $247.5 million in fiscal 1998, increasing to 34.5% of net sales in fiscal 1999 compared to 33.7% of net sales in fiscal 1998.

     This increase was due primarily to the increasing margins in the Professional Healthcare segment associated with new products and the increasing sales of higher margin powder-free as compared to powdered surgical and examination gloves. Partially offsetting these increases was a reduction in the average selling price of our medical examination glove products in response to lower-priced competitive products.

     In the Occupational Healthcare segment the fiscal 1999 gross profit margins were in line with the fiscal 1998 gross profit margins.

     In the Personal Healthcare segment, gross profit margins were adversely affected by the lower margins attributable to the acquired Suretex business. This business participates in the low margin, public bid and tender business operated by government departments and multinational public sector organizations in developing countries. Ansell Group also incurred the increased costs in the Personal Healthcare segment that it had anticipated due to outsourcing production during the transition from U.S. manufactured product to the lower-cost Thailand manufactured product at the facility in Surat Thani, Thailand obtained with the acquisition of Suretex.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 8.0% to $149.6 million in fiscal 1999 from $138.5 million in fiscal 1998. Sales, general and administrative expenses were 20.3% of net sales in fiscal 1999 compared to 18.8% of net sales in fiscal 1998.

     In the Professional Healthcare segment, selling, general and administrative expenses increased from 17.2% to 20.2% of net sales, as a result of the expansion of our global work force and the costs incurred in centralizing our European operations in France. Ansell Group also incurred increased costs relating to an increase in activity of latex litigation defense cases and in updating global information technology systems.

     In the Occupational Healthcare segment, selling, general and administrative expenses increased from 15.9% to 16.8% of net sales, due to the expenses of closing owned and managed warehousing facilities in Ohio and the transfer to a third party managed facility. Additional costs were incurred during fiscal 1999 in updating global information technology systems.

     In the Personal Healthcare segment, selling, general and administrative expenses were 38.5% of net sales in fiscal 1999, in line with such expenses in fiscal 1998.

     Research and Development Expenses. Research and development expenses decreased 5.8% to $8.3 million in fiscal 1999 from $8.8 million in fiscal 1998. As a percentage of net sales, research and development expenses were 1.1% in fiscal 1999 compared to 1.2% in fiscal 1998.

     Restructuring Charges. Restructuring charges of $1.3 million were incurred in fiscal 1999 as a result of employee severance costs and related expenses associated with implementing a manufacturing expansion and reconfiguration plan and reorganization of certain administrative functions. See "-- Restructuring."

     Amortization of Intangibles. Amortization of intangibles increased to $8.8 million in fiscal 1999 from $7.1 million in fiscal 1998 due to a full year of amortization charges associated with the acquisitions of Kemwell and Suretex.

     Income from Operations. Income from operations for the Professional Healthcare segment, the Occupational Healthcare segment and the Personal Healthcare segment were $46.9 million, $34.6 million and $5.4 million, respectively, in fiscal 1999, respectively and $47.3 million, $37.8 million and $7.9 million, respectively, in fiscal 1998, respectively.

     Net Interest Expense. Interest expense remained steady at $23.9 million in fiscal 1999 compared to $23.4 million in fiscal 1998. Interest expense was offset by interest income of $2.8 million in 1999 and $2.4 million in 1998. We had outstanding debt of $408.7 million at June 30, 1999 compared to $349.9 million at June 30, 1998, which principally increased in June 1999. The weighted average balances of non-interest bearing debt owed to affiliates that was outstanding during fiscal 1998 and 1999 was $106.0 million and $100.7 million. If these balances bore interest at the average rate charged to us by the Pacific Dunlop Group, net interest expense would have increased by $7.8 million and $7.5 million, respectively. Net interest expense was flat at $21.1 million in fiscal 1999 and 1998.

     Foreign Currency Transactions, net. Foreign currency transaction gains on a pre-tax basis were $2.0 million in fiscal 1999 and $4.4 million in fiscal 1998. These gains primarily related to the net effect of Ansell Group's foreign currency hedge positions throughout the period. These hedging transactions were designed to hedge exchange rate risk against the Australian dollar, the currency in which the Ansell Group's financial results were reported.

     Income Taxes. Income taxes increased to $11.0 million in fiscal 1999 from $9.2 million in fiscal 1998. Ansell Group's effective tax rate was 16.4% in fiscal 1999, compared with 12.0% in fiscal 1998. In fiscal 1998 Ansell Group's foreign operations reinstated the tax benefit of expenses that had previously not been considered tax deductible. This recovery resulted in decreasing the effective tax rate in fiscal 1998 by approximately 3.3%. Ansell Group's effective tax rate was lower than the U.S. federal and state statutory rate, as its operations have tax-free or reduced tax status in several jurisdictions overseas.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net Sales. Net sales increased 9.8% to $735.3 million in fiscal 1998 from $669.7 million in fiscal 1997. Significant contributors to the performance of fiscal 1998 were inclusion of full year sales of Golden Needles, the introduction of new products and currency fluctuation benefits, offset by our decision to withdraw from a major Middle East medical glove tender, the divestiture of our direct sales business in Sweden and the sale of our Mates condom vending business.

     In the Professional Healthcare segment, net sales were relatively stable at $257.1 million in fiscal 1998 compared with $255.7 million in fiscal 1997. Increased sales from new products were offset by the decision to exit customer relationships deemed unprofitable, such as the transfer of the direct sales business in Sweden to a third party distributor ($3 million), and the decision to withdraw from a major medical glove tender in the Middle East ($7 million) due to delayed payments on a previous tender.

     In the Occupational Healthcare segment, net sales increased 17.5% to $401.8 million in fiscal 1998 from $342.0 million in fiscal 1997. The net sales increase was primarily due to the full-year inclusion of the sales of Golden Needles ($55 million), and the introduction of new products, including Hyflex and Touch 'N Tuff gloves, which offer improved dexterity and grip in light and heavy duty applications, respectively, and Nitrilite gloves for product protection in the critical environment market.

     In the Personal Healthcare segment, net sales increased 6.2% to $76.4 million in fiscal 1998 from $72.0 million in fiscal 1997. The net sales increase was primarily due to the introduction of new products including the LifeStyles XtraPleasure condom and increased sales into Eastern Europe and Latin America, partially offset by reduced sales as a result of the sale of our Mates condom vending business.

     Gross Profit. Gross profit increased 13.9% to $247.5 million in fiscal 1998 from $217.2 million in fiscal 1997, increasing to 33.7% of net sales in fiscal 1998 compared to 32.4% of net sales in fiscal 1997.

     In the Professional Healthcare segment, gross profit margins increased primarily due to increased sales of higher margin powder-free medical gloves, the benefit of lower manufacturing costs from automation and process improvements and the currency weakness throughout Asia.

     In the Occupational Healthcare segment, gross profit margins increased primarily due to the benefit of lower manufacturing costs following the transfer of certain manufacturing operations from the United States to plants located in Asia and the currency weakness throughout Asia.

     In the Personal Healthcare segment, gross profit margins decreased from fiscal 1997, reflecting the growth in lower-price sales in Eastern Europe, Latin America and Asia, as Ansell Group increased sales in these emerging markets.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 10.1% to $138.5 million in fiscal 1998 from $125.8 million in fiscal 1997. Selling, general and administrative expenses were 18.8% of net sales in both fiscal 1998 and fiscal 1997.

     In the Professional Healthcare segment, selling general and administrative expenses increased from 17.0% to 18.7% of net sales, as Ansell Group increased its investment in its global sales force and continued to invest in upgrading information technology systems and legal defense costs of the latex allergy product liability cases.

     In the Occupational Healthcare segment, selling general and administrative expenses decreased from 18.5% to 15.9% of net sales, due to substantially lower administration and management expenses following the closure of the Atlanta corporate office and relocation to New Jersey.

     In the Personal Healthcare segment, selling general and administrative expenses increased from 35.7% to 38.4% of net sales, primarily due to additional advertising and promotional expenses in new markets.

     Research and Development Expenses. Research and development expenses decreased 15.4% to $8.8 million in fiscal 1998 from $10.4 million in fiscal 1997. As a percentage of net sales, research and development expenses were 1.2% in fiscal 1998 and 1.6% in fiscal 1997, reflecting the completion of various projects in each year.

     Amortization of Intangibles. Amortization of intangibles increased to $7.1 million in fiscal 1998 from $5.9 million in fiscal 1997, due to a full year of amortization charges associated with the acquisition of Golden Needles.

     Income from Operations. Income from operations for the Professional Healthcare segment, the Occupational Healthcare segment and the Personal Healthcare segment were $47.3 million, $37.8 million and $7.9 million, respectively, in fiscal 1998, and $41.1 million, $23.6 million and $10.4 million, respectively, in fiscal 1997.

     Net Interest Expense. Net interest expense decreased to $21.1 million in fiscal 1998 from $25.1 million in fiscal 1997 due a change in Pacific Dunlop Group policy, whereby interest was no longer charged on certain intergroup funding account balances beginning July 1, 1997. The weighted average balances of non-interest bearing debt outstanding during fiscal 1997 and during fiscal 1998 were $40.0 million and $106.0 million, respectively. If these balances bore interest at the average rate charged to us by the Pacific Dunlop Group, net interest expense would have been increased by $3.0 million and $7.8 million for the respective periods.

     Foreign Currency Transactions, net. Foreign currency transactions on a pre-tax basis were $4.4 million of gains in fiscal 1998 and $1.7 million of losses in fiscal 1997. These results primarily related to the net effect of Ansell Group's foreign currency hedge positions throughout the period. These hedging transactions were designed to hedge exchange rate risk against the Australian dollar, the currency in which Ansell Group's financial results were reported.

     Income Taxes. Ansell Group's effective tax rate was 12.0% in fiscal 1998, compared with 20.5% in fiscal 1997. During fiscal 1997, Ansell Group wrote off tax benefits that management determined would not be recoverable in future periods. This write-off resulted in increasing the effective tax rate in fiscal 1997 by approximately 8.3%. Ansell Group's effective tax rate was lower than the U.S. federal and state statutory rate, as its operations had tax-free or reduced tax status in several jurisdictions overseas.

RESTRUCTURING

     In fiscal 1999, Ansell Group undertook a short-term restructuring initiative regarding the locations of its manufacturing facilities. The restructuring plan includes the transfer of certain manufacturing activities from higher cost to lower cost regions, as well as capacity expansion in certain manufacturing facilities. We expect to complete this initiative in fiscal 2002, and we anticipate recording $10 million to $20 million in restructuring charges, of which $1.3 million was recorded in fiscal 1999. The restructuring is intended to improve our competitive and financial position by increasing our capacity and automation and reducing unit costs on certain of our products. The reconfiguration has also been designed to maximize the benefits from some of the tax holidays in certain Southeast Asian countries.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, Ansell Group's cash flow from operations has been used to repay acquisition indebtedness, fund capital expenditures and working capital requirements, service debt and pay dividends to the Pacific Dunlop Group.

     Net cash provided by operating activities was $91.9 million, $85.9 million and $87.4 million in fiscal 1997, 1998 and 1999, respectively. Net income plus non-cash items provided $62.0 million, $100.5 million and $90.3 million to operating activities in fiscal 1997, 1998, and 1999, respectively, while working capital provided or (used) $29.9 million, $(14.6) million and $(2.9) million in fiscal 1997, 1998, and 1999, respectively. For the quarter ended September 30, 1998 net cash provided by operating activities was $9.0 million compared to $3.9 million for the quarter ended September 30, 1999. This reduction was due to lower net income plus non-cash items of $16.0 million for the quarter ended September 30, 1999 compared to $18.1 million for the quarter ended September 30, 1998 and, the larger increase in working capital by $12.1 million for the quarter ended September 30, 1999 compared to $9.1 million for the quarter ended September 30, 1998.

     For fiscal 1997, net cash used in investing activities for capital expenditures was $31.3 million compared to $34.0 million in fiscal 1998 and $57.9 million in fiscal 1999. Capital expenditures are primarily for machinery, equipment and the purchase, modification and expansion of facilities. The increase in capital expenditures in fiscal 1999 over fiscal 1998 and fiscal 1997 was largely attributed to the restructuring plan, specifically the expansion of Professional and Occupational Healthcare glove manufacturing capacity and the commencement of the installation of additional Personal Healthcare condom manufacturing capacity. We anticipate capital expenditures in the $35 million to $40 million range per year for the next two fiscal years, which includes expenditures expected to be incurred in connection with our manufacturing expansion and facility conversion program.

     In addition, the last three fiscal years, Ansell Group made acquisitions with an aggregate purchase price of $117.9 million, not including the pending acquisition of the medical glove business of Johnson & Johnson. These acquisitions were funded by borrowings primarily from the Pacific Dunlop Group.

     At September 30, 1999, Ansell Group had total borrowings of $445.8 million and cash and cash equivalents of $84.8 million, representing net borrowings of $361.0 million. Over 90% of the borrowings at September 30, 1999 were operating advances from the Pacific Dunlop Group. Included in total borrowings is $9.5 million owing to the seller of the Golden Needles business, which was acquired in 1997 for $81.2 million. $9.5 million, which bears interest at prime rate, is payable on April 23, 2000. Also included in total borrowings is a Belgian revolving line of credit of $15.4 million payable through December 31, 1999 at an interest rate of 3.75%. The Belgian revolving line of credit is expected to be renewed on similar terms through December 31, 2000. For fiscal 1997, 1998, 1999 and the quarter ended September 30, 1999, Ansell Group's weighted average rates of interest on borrowings were 8.9%, 7.5%, 7.4% and 6.8%, respectively.

     During fiscal 1999, Ansell Group paid dividends to the Pacific Dunlop Group totaling $68.2 million compared to $15.0 million and $9.5 million in fiscal 1998 and fiscal 1997, respectively. No dividends were paid in the quarters ended September 30, 1998 or 1999. The capital contributions from affiliates are made in connection with Ansell Group acquisitions.

     As part of our reorganization, certain members of the Pacific Dunlop Group will be issued shares of our common stock in consideration for Ansell Group businesses and to repay borrowings. Therefore, immediately following the reorganization, after taking into account the $97.6 million capital contribution by Pacific Dunlop Group to acquire the medical gloves business of Johnson & Johnson, we expect to have total borrowings of $210 million, including the $9.5 million of debt payable to the seller of the Golden Needles business, and cash and cash equivalents of $10 million.

     Following our reorganization we intend to continue to source our borrowings primarily from the Pacific Dunlop Group through a new $200 million revolving credit facility. We estimate $174.4 million of the borrowings referred to above will be drawn from this facility and $35.6 million will continue to be borrowed from third party sources. Under the $200 million revolving credit facility, we can borrow under a prime rate tranche or a LIBOR tranche. The prime rate tranche bears interest at prime rate as announced by J.P. Morgan and can be prepaid on any business day. The LIBOR tranche bears interest at the 90 day LIBOR plus 0.75% and can only be prepaid on the last day of a quarter. If we can borrow in currencies other than U.S. dollars, the interest rates for the different tranches will be determined by Pacific Dunlop Limited in good faith at rates equivalent to those described above for the currency that we are borrowing.

     Changes in exchange rates between the currencies in which we generate cash flow and the currencies in which our borrowings are denominated will affect our liquidity. We will seek to denominate the non-U.S. dollar denominated borrowings under the credit facility in currencies in which we generate cash flow or conduct significant operations to lessen the effect of currency exchange rates on our liquidity and net income.

IMPACT OF ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In June 1999, the Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of Effective Date of FASB Statement No. 133", was issued. This statement amended the effective date of the application of Statement for "Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 revises the accounting for derivative instruments. We have not yet analyzed the impact of this pronouncement on the combined financial statements.

YEAR 2000

     We have established teams to identify and correct Year 2000 issues. Information technology systems with non-compliant code have been modified or replaced with systems that are Year 2000 compliant. Similar actions were taken with respect to systems embedded in manufacturing and other facilities. The teams are also charged with investigating the Year 2000 readiness of suppliers, customers and other third parties and with developing contingency plans where necessary.

     Key information technology systems and systems embedded in manufacturing and other facilities have been inventoried and assessed for compliance, and detailed plans are in place for required system modifications or replacements. Remediation and testing activities are substantially complete with more than 98% of the systems already compliant. Independent consultants are monitoring progress against remediation programs and performing tests at certain key locations. In addition, the progress of the programs is also monitored by senior management and the board of directors of Pacific Dunlop Limited.

     Our most significant exposure arises from our dependence on high volume transaction processing systems, particularly for production scheduling, inventory cost accounting, purchasing, customer billing and collection, and payroll. Corrective actions to these applications have been completed.

     We have identified critical suppliers, customers and other third parties and have surveyed their Year 2000 remediation programs. Risk assessments and contingency plans, where necessary have been developed.

     Incremental costs directly related to Year 2000 issues are estimated to be $1.2 million, of which $1.1 million was spent during fiscal 1999. Approximately 75% of the total estimated spending represents costs to modify existing systems. This estimate assumes that we will not incur any costs on behalf of our suppliers, customers or other third parties. These costs will not necessarily increase our normal level of spending on information technology due to the deferral of other projects to enable us to focus on Year 2000 remediation.

     Contingency plans for Year 2000 related interruptions have been developed and include, but are not be limited to, emergency backup and recovery procedures, replacement of electronic applications with manual processes, identification of alternate suppliers and an increase in raw material and finished goods inventory levels.

     Our most likely potential risk is a temporary inability of suppliers to provide supplies or raw materials or of customers to pay on a timely basis.

     Our Year 2000 efforts are ongoing and our overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While we anticipate no major interruption to our business activities, that will depend, in part, on the ability of third parties to be Year 2000 compliant. Although we have implemented the actions described above to address third party issues, we have no direct ability to ensure compliance action by such parties. Accordingly, while we believe our actions in this regard should have the effect of lessening Year 2000 risks, we are unable to eliminate such risks or to estimate the ultimate effect of Year 2000 risks on our operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risks are for foreign currency exchange rates and commodity prices.

  FOREIGN CURRENCY EXCHANGE RATE RISK

     We use a variety of strategies, including foreign currency forward contracts, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of our foreign currency transactions denominated in other than U.S. dollars.

     We use sensitivity analysis to assess the market risk associated with our foreign currency transactions. Market risk is defined here as the potential change in fair value resulting from an adverse movement in foreign currency exchange rates. A 10% adverse movement in foreign currency rates would result in a net loss of $19.8 million in fiscal 1999 compared with $2.6 million in fiscal 1998 on our foreign currency forward contracts.

  COMMODITY PRICE RISK

     We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

     The two commodities which historically represent our largest raw material component of cost of goods sold (excluding outsourced commodity products which we package and resell) are latex and yarn. Latex, including both natural latex and synthetic latex, and yarn represented approximately 7% and 5%, respectively, of our cost of goods sold in fiscal 1999.

     When we consider it advantageous to do so, we purchase latex in the forward market by entering fixed price contracts for future supply by growers. These contracts are typically for physical delivery 6 to 12 months from the date of entering into the contract. We entered into a forward fixed price contract in the quarter ended September 30, 1999.

MINORITY INTERESTS

     We wholly own all of our worldwide operations with the exception of operations in India and some of our operations in Malaysia. Listed below are our subsidiaries where we own less than 100% of the outstanding shares. The other shareholder in our Malaysian subsidiaries is Permodalan Nasional Berhad, which is a Malaysian government investment body.

                                             ANSELL      THIRD PARTY
                                            OWNERSHIP     OWNERSHIP      THIRD PARTY SHAREHOLDERS
                                            ---------    -----------    --------------------------
INDIA
Kemwell International Limited.............    74.8%         25.2%       Bagaria Group/Bansal Group
JK Ansell Ltd.............................    50.0          50.0        Raymond Limited
MALAYSIA
Ansell Malaysia Sdn Bhd...................    75.0          25.0        Permodalan Nasional Berhad
Ansell Medical Sdn Bhd....................    75.0          25.0        Permodalan Nasional Berhad
Ansell N.P. Sdn Bhd.......................    75.0          25.0        Permodalan Nasional Berhad

     Minority interests' share of the net income of Ansell Group in fiscal 1997, 1998 and 1999 and the quarter ended September 30, 1999 was $3.1 million, $4.3 million, $3.5 million and $0.7 million, respectively.

                                    BUSINESS

OVERVIEW

     We are a global leader in the design, development, manufacture and marketing of protective gloves and condoms. Our operations are organized into three business segments:

     - Professional Healthcare (medical examination and surgical gloves),

     - Occupational Healthcare (industrial and consumer gloves), and

     - Personal Healthcare (condoms marketed in both retail and public health channels).

     We manufacture our products in Asia, North America and the United Kingdom and market these products worldwide. In fiscal 1999, we sold products in more than 100 countries. The Americas, Europe and Asia Pacific accounted for approximately 56%, 32% and 12%, respectively, of our net sales in fiscal 1999.

     We were founded in 1905 by Eric Ansell in Melbourne, Australia and acquired by Dunlop Australia Limited (now Pacific Dunlop Limited) in 1969. Pacific Dunlop Limited is a diversified multinational marketer and manufacturer of consumer and industrial products, based in Australia. In 1997, we relocated our executive offices from Melbourne, Australia to Red Bank, New Jersey. Prior to this offering, Pacific Dunlop Limited indirectly owned 100% of our common stock.

     We compete in the medical glove, the industrial and consumer glove and the condom markets which we estimated to be $1.5 billion, $3.6 billion and $750 million on a global basis, respectively, in 1998. We believe that we have the leading global market share position in, and the broadest product range of, protective gloves serving the healthcare and occupational sectors of the barrier protective market. We also believe that we are the world's second largest manufacturer and marketer of condoms. In fiscal 1999, our net sales in the Professional Healthcare, Occupational Healthcare and Personal Healthcare divisions were 36%, 51% and 13%, respectively.

     Our products are made predominantly of natural and synthetic latex that share common manufacturing processes and polymer dipping technologies. We have developed proprietary formulations and related manufacturing processes that enable us to produce many different types and styles of high quality gloves and condoms. We maintain a flexible supply and logistics infrastructure in order to switch production between various products based on market demand.

     We are an innovator in the design and manufacture of protective gloves and condoms. In each of the past three years more than 15% of our net sales have come from products that have been on the market for three years or less and that we developed internally. We believe that we are well positioned to capitalize on the technology transfer opportunities that exist among our three business divisions, our recent acquisitions and our manufacturing facilities.

     In addition to our success with new product development, we have been an active acquiror of businesses within the protective barrier products industry. We have pursued acquisitions in order to expand and augment our main product lines, provide additional distribution channels, add new technologies to enhance our manufacturing capabilities and to enter new geographic markets.

     The following table highlights our strategic acquisitions over the last three years:

  BUSINESS ACQUIRED                                PRIMARY
        (DATE)           BUSINESS SEGMENT/      MANUFACTURING        PRIMARY SALES
  (TRANSACTION COST)          PRODUCT              REGIONS              REGIONS             TRANSACTION BENEFITS
----------------------  -------------------  -------------------  -------------------  -------------------------------
Medical glove business  Professional         Malaysia             United States        - Brand and product expansion
of Johnson & Johnson    Healthcare/                               Europe               - Expanded science and
(expected early 2000)   Surgical and                              Latin America          technology capability
($97.6 million)         examination gloves                                             - Modern manufacturing facility

Suretex Limited         Personal             Thailand             Developing           - Modern manufacturing
(November 1998)         Healthcare/          India                countries            facilities
($26.4 million)         Condoms                                                        - Low cost export capacity
                                                                                       - Expansion capability for
                                                                                       global production
                                                                                       - Established access to public
                                                                                         sector bid/tender market

Kemwell International   Professional         India                Africa               - Low cost export capacity
Limited -- 74.8%        Healthcare/                               South America        - Expansion capability for
(September 1998)        Low-cost surgical                         Europe               global production
($7.6 million)          gloves                                    Asia                 - Platform to access the Indian
                                                                                         domestic surgical glove
                                                                                         market

JK Chemicals,           Personal             India                India                - Brand expansion with the
Limited -- 50%          Healthcare/                                                      addition of KamaSutra
(September 1997)        Condoms                                                        - Low cost export capacity
($2.7 million)                                                                         - Established access to Indian
                                                                                         government bid/tender market

Golden Needles          Occupational         United States        United States        - Integration of automated
Knitting, Inc.          Healthcare/                               Europe                 knitting technology with our
(April 1997)            Automated seamless                                               latex dipping technology for
($81.2 million)         knitted industrial                                               ergonomic new products
                        gloves using                                                   - U.S. market leading position
                        engineered yarns                                               in knitted, cut-resistant
                                                                                         gloves
                                                                                       - Platform to expand product
                                                                                         offerings

STRATEGY

     We intend to be the leading designer, developer, manufacturer and marketer of protective gloves, condoms and other healthcare barrier protective products worldwide. In order to achieve our objective, we will continue to:

     - Offer a Broad Range of Products and Brands. We intend to continue to expand our product lines and brands across all three of the market segments in which we operate. We will look for opportunities that will enable us to leverage our existing manufacturing, technology and marketing capabilities as we develop new products or acquire new businesses. We believe that our ability to offer a broad spectrum of products to our customers affords us a competitive advantage.

     - Focus on Value Added, Higher Margin Branded Products. We will continue to design, develop, manufacture and market premium products that emphasize comfort, quality and brand recognition. In the Professional Healthcare glove market we will focus on advanced, form-fitting, powder-free examination and surgical gloves. In the Occupational Healthcare glove market we will focus on premium products for the high specification clean room environment, the food and service industry and the general manufacturing industry. In the Personal Healthcare market we will focus on convenient packaging and enhanced pleasure and branded products.

     - Leverage Research and Development. We intend to continue to invest in research and development, which we call science and technology, in order to augment our product offerings. We have a history of new product development and innovation. We are currently focusing our product innovation on developing gloves using non-latex materials for both medical and critical environment (sterile or clean room) applications, ergonomically designed polymer coated seamless liner industrial gloves, chlorine and powder-free, low allergenic coated medical gloves, as well as food-safe gloves. We intend to use our research and development platform to design and manufacture products that, with limited modifications, will have application in both our Professional Healthcare segment and Occupational Healthcare segment and share common materials and manufacturing technologies.

     - Augment Internal Growth with Acquisitions. We intend to continue to pursue acquisitions in order to expand into related product areas and new markets. Optimal acquisition candidates would also provide synergy with our manufacturing, marketing, sales and science and technology capabilities. Our financial position provides an attractive platform to grow through strategic transactions.

     - Leverage Manufacturing Where We Have a Technological Advantage. We intend to continue to develop innovative manufacturing processes and facilities that will improve quality while maintaining and improving efficiency and safety. We plan to remain flexible in our ability to manufacture multiple products in the same facilities and selectively outsource certain products where we can do so more cost effectively than manufacturing them ourselves or where we have a temporary lack of capacity.

     - Focus on Customer Service. We will continue to enhance customer satisfaction by focusing on and improving customer service. We will continue to emphasize educational programs and services designed to assist customers and end users in effective and efficient product selection. We will continue to work with customers to identify opportunities for product design improvements and to respond in a timely manner to customer needs.

INDUSTRY OVERVIEW

     We estimate that the aggregate market size for the three business segments in which we compete was $5.8 billion in 1998. Historically, these business segments have been characterized by moderate growth, but we believe that there is higher growth potential in several niche segments and geographic markets. We believe that we are well positioned to take advantage of these niche opportunities while remaining competitive in our more mature product lines and markets.

     PROFESSIONAL HEALTHCARE DIVISION

     Based on our estimates, we believe that in 1998 the total global market was $900 million for medical examination gloves and $600 million for surgical gloves. Based on data from IMS Health Incorporated, Strategic Dental Marketing Inc. and Healthcare Products Information Systems, Inc., we estimate that in 1998 the total U.S. market was $650 million for medical examination gloves and $220 million for surgical gloves. Sales in the U.S. market are divided between the hospital and alternate care markets, which we estimate to be approximately 55% and 45%, respectively, for medical examination and surgical gloves.

     The growth in these markets is largely attributable to ongoing concerns among the general public and healthcare professionals regarding the increased risk from the transmission of infectious diseases, particularly the human immunodeficiency virus, or HIV, and the hepatitis B virus. In 1987, the Centers for Disease Control issued U.S. guidelines that anyone coming into contact with bodily fluids should use universal precautions, including wearing protective gloves. Furthermore, since 1991 Occupational Safety and Health Administration U.S. regulations have required that protective gloves be worn when it can be reasonably anticipated that an employee will have contact with blood, saliva or other potentially infectious substances. These workers include hospital, clinic and dental office employees, persons engaged in paramedic services and those who work in nursing homes, drug and alcohol treatment facilities and funeral homes. Healthcare professionals routinely wear and frequently replace protective gloves throughout the day. The growth in this market has also resulted from general public awareness of such infectious diseases, population growth, as well as more stringent regulatory requirements and regulations in the medical field. The increased use of protective gloves has led to greater demand for more comfortable and higher quality gloves.

     The Professional Healthcare market is subject to pricing pressures and the continual need to innovate and produce higher quality, more comfortable products in order to maintain market share. Although product volumes in the Professional Healthcare market have been increasing overall, prices of less technologically-advanced gloves have been falling, creating modest overall growth in this market. Pricing of medical examination and surgical gloves may also be influenced by reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. Such third-party payors are increasingly challenging the price of medical products and services.

     OCCUPATIONAL HEALTHCARE DIVISION

     We estimate that in 1998 the total global industrial and consumer glove market was approximately $3.6 billion. Although we do not participate in the cotton and leather segment of the global industrial and consumer protective glove market, many cotton and leather protective gloves are being replaced with higher value, ergonomically superior industrial and consumer gloves utilizing synthetic dipped and coated design materials. We estimate that in 1998 the total U.S. industrial and consumer glove market was $1.3 billion, of which we believe that the synthetic and seamless knitted segment accounted for $800 million or approximately 60% of that market.

     Significant growth opportunities exist in the critical environment market sector and food and food service industry. The growth in these markets is expected to result from increased regulatory legislation around the world designed to protect workers against occupational hazards and increased concern for protecting products from contamination by workers and the environment. This market remains highly fragmented with many suppliers. We believe that many of these suppliers will be candidates for consolidation in the future.

     We estimate the worldwide critical environment market grew at approximately 10% per year between 1996 and 1998, based on units sold, due to growing demand for improved synthetic dipped gloves among users in the semiconductor, electronics, biotechnology, pharmaceutical and research segments of the high technology and scientific markets and specific clean room environments within general industrial manufacturing. Increasingly, the manufacturing process in these industries takes place in clean rooms and requires gloves that minimize the amount of particles on their surfaces to prevent the gloves from contaminating the product, or the worker from contaminating the work environment. The increasing demand for micro-electronic components that require extremely clean manufacturing conditions is expected to continue to drive this growth.

     Like critical environment gloves, products for the food and food service market are designed to protect both the worker from the product and the product from worker contamination. Stringent new regulatory requirements in this industry, particularly in Europe, together with heightened awareness of contamination of food products by workers, are expected to continue to drive the growth of this industry and demand for our products.

     The growth in demand in the Occupational Healthcare market is expected to be offset by a number of factors such as increased automation, which decreases the employed workforce and, therefore, the number of gloves required; multiple re-use and washing of gloves, which decreases the purchase of new gloves; and increased globalization of buyers and large specialized buying groups, which results in price compression.

     PERSONAL HEALTHCARE DIVISION

     We estimate that in 1998 the total global condom market (excluding the Peoples Republic of China) was approximately $750 million with the U.S. market accounting for $170 million. We believe that growth in this market will continue due to ongoing concerns regarding HIV and other sexually transmitted diseases, unwanted pregnancies and global population control. In addition, the shift in distribution channels from traditional outlets, such as pharmacies, to mass merchandisers and convenience stores, as well as the emphasis of marketing efforts on packaging improvements, the pleasure aspects of sex and increased brand awareness, are expected to contribute to growth in this market.

PRODUCTS

     We are well positioned to address current industry dynamics with our broad portfolio of products, geographic diversity and product development strategy. We design, develop, manufacture and market products through our Professional Healthcare division (medical examination and surgical gloves), Occupational Healthcare division (industrial and consumer gloves and, to a limited degree, protective clothing) and Personal Healthcare division (condoms).

     The following charts show the relative allocation of net sales and operating income (calculated as earnings before interest and taxes) for fiscal 1999 from each of our three business segments:

[EDGAR Representation of Pie Charts]

Total Net Sales $738.3 million        Total Income from Operations $86.9 million

$264.2 million              Professional Healthcare          $34.6 million
 35.8%                                                        39.8%

$377.5 million              Occupational Healthcare          $46.9 million
 51.1%                                                        54.0%

$96.2 million               Personal Healthcare              $5.4 million
 13.1%                                                        6.2%


  Net Sales and Operating Income In Fiscal 1999 by Business Segment

     PROFESSIONAL HEALTHCARE DIVISION

     Net sales of our medical examination gloves accounted for $124 million or 14% of the global medical examination glove market and sales of our surgical gloves accounted for $140 million or 23% of the global surgical glove market. Based on our estimates, the size of such markets in 1999 were $900 million and $600 million, respectively. Our sales of medical examination gloves reflects limited penetration of the alternate care sector of that market. Historically, we have not focused on the alternate care sector, which we estimate represents approximately 45% of the total U.S. medical examination glove market. We are now pursuing a strategy to gain a greater share of the alternate care market by leveraging our existing product base through additional distribution channels.

     The various styles of surgical gloves that we sell include standard lightly powdered, latex powder-free, synthetic neoprene and polyurethane powder-free, orthopedic and micro-optic surgical gloves. Surgical gloves are specifically developed for use in the operating theater. Most of our surgical gloves are sold in sterilized pairs that are opened immediately prior to use. Our various styles of medical examination gloves include standard lightly powdered, latex powder-free, synthetic vinyl, synthetic nitrile and sterile. Most of our examination gloves are sold in boxes of large quantities of ambidextrous gloves. Examination gloves are generally less expensive than surgical gloves which require sterile packaging and have enhanced features. Physicians, dentists, dental hygienists, nurses and other healthcare professionals typically use and dispose of several examination gloves each work day to help reduce the risk of cross-infection during the examination and treatment of patients.

     We believe that we are one of the largest manufacturers and marketers of medical examination and surgical gloves. Our medical examination and surgical gloves are marketed under the brands of Ansell and Ansell Perry and under specific product brands such as Gammex, Conform, Encore, NuTex, MicrOptic, X-AM, Synsation, DermaClean and Nitra-Touch. Through the pending acquisition of the medical glove business of Johnson & Johnson, we will add the following brand names: Micro-Touch, Maxxus, Neutralon, Ultralon, Surgikos, Dispos-a-Glove and Allergard.

     We are a premium quality manufacturer and innovator in the medical glove market with a long history of developing products that use advanced materials to meet the needs of our customers. The following table illustrates selected product innovations introduced over the last three years by our Professional Healthcare division:

BRAND NAME            PRODUCT                       INNOVATION
----------            -------                       ----------
1999
Encore Acclaim        Latex surgical glove          Powder-free, damp-hand donnable, smooth
                                                      finish
Nitra-Tex EP          Nitrile extra-protection      First powder-free, extra long, added
                        exam glove                    protection nitrile exam glove
Sterile Synsation     Vinyl exam glove              Powder-free, sterile, high tensile
Sterile Nitra-Touch   Nitrile exam glove            Powder-free, sterile, nitrile exam glove
DermaClean PFC        Latex exam glove              Powder-free, no secondary chlorination,
                                                      improved grip
1998
Derma Prene PF        Neoprene surgical glove       Powder-free, damp-hand donnable
Elite                 Polyurethane surgical glove   First powder-free, polyurethane surgical
                                                      glove
Encore MicrOptic      Micro-thin surgical glove     Powder-free, micro-thin surgical glove
Nitra-Tex             Nitrile exam glove            Powder-free, textured finish
1997
Encore Orthopedic     Latex surgical glove          First powder-free, orthopedic glove
Synsation             Vinyl exam glove              Powder-free, high tensile glove
Nitra-Touch           Nitrile exam glove            First powder-free, synthetic glove approved
                                                      for use with chemotherapy

     OCCUPATIONAL HEALTHCARE DIVISION

     As regulations and standards in the Occupational Healthcare segment intensify, the manufacturing and technological experience and expertise we have achieved in our Professional Healthcare division has been employed in the design and manufacture of products for the growth sectors of our Occupational Healthcare division. We believe that increased regulations and standards in the Occupational Healthcare division may pose technological barriers to existing competitors and potential newcomers.

        We estimate that in 1998 the total global industrial and consumer glove market was approximately $3.6 billion. We believe we are the global market leader in the manufacturing and marketing of synthetic and seamless knitted gloves portion of the market, servicing the industrial and consumer protective glove segment of the market in which we participate. Our net sales in this market accounted for $377.5 million. We also have a global leadership position in the manufacturing and marketing of synthetic dipped and coated protective gloves and seamless automatically knitted gloves using engineered yarns for use in the industrial glove market. These gloves are principally branded Ansell Edmont. We also manufacture consumer gloves for sale primarily in Europe, the United States and Australia under the Ansell brand, as well as various private labels. As a result of our automated knitting and dipping processing technologies, we are one of only a few glove manufacturers capable of developing various types of specialized light, cut-resistant and ergonomically designed gloves using engineered yarns such as kevlar and spectra for many kinds of industrial and commercial applications. Our proprietary seamless knitting technology and engineered yarns know-how enables us to produce finished high performance industrial gloves and liners for polymer coated industrial gloves.

     We are a premium quality manufacturer and innovator in the Occupational Healthcare market with a long history of developing innovative products that use advanced materials to meet the needs of our customers. The following table illustrates selected product innovations introduced over the last three years by our Occupational Healthcare division:

BRAND NAME       INDUSTRY SECTOR               INNOVATION
----------       ---------------               ----------
1999
Nitrilite Silky  Critical Environment          Improved flexible formulation and ergonomic
                                                 shape to provide better dexterity and
                                                 electrostatic discharge properties
Foam Lined HHG   Food and Food Service         Foam lining technology provides improved
                 Consumer Market                 perspiration absorption and protection
                                                 against hot and cold in light duty
                                                 applications
ProFood          Food and Food Service         Range of food-safe gloves designed and
                                                 formulated to meet heightened food handling
                                                 and processing industry hygiene standards
1998
Hyflex           General Manufacturing         Light-duty seamless liner dipped in patented
                 Consumer Market                 nitrile foam formulation
Bull-hyd         General Manufacturing         Heavy-duty seamless liner dipped in patented
                                                 nitrile foam formulation
1997
Barrier          General Manufacturing         Highly chemical resistant glove (multi-layer
                                                 film with improved ergonomic properties)
                                                 that provides better comfort and fit
Thermaprene      Food and Food Service         Thermal liner, inside a neoprene shell with
                                                 heat and liquid-proof resistance
Touch n' Tuff    Food and Food Service         Thin nitrile technology that provides a
                 General Manufacturing           superior fit for a non-latex glove

     Our protective gloves are sold to occupational safety supply companies, large industrial supply companies and various governmental agencies principally in the United States and Europe. The global market for occupational healthcare gloves is highly fragmented and has many small local competitors. Given the broad nature of the market, we have developed a focused strategy that concentrates on the following specific market sectors: critical environment, food and service, general manufacturing and the consumer market.

     Critical Environment

     The critical environment market sector includes semiconductor, electronics and other high technology manufacturers who require a controlled atmosphere or clean room environment. Our critical environment gloves protect the worker from the manufacturing process and protect the manufactured product from contamination by the worker or the environment. The rapid growth in demand for micro-electronic components which require extremely clean manufacturing conditions, as well as the need for non-shedding gloves, are expected to continue to drive growth in this market. We intend to expand our efforts to develop new gloves specifically designed for this market, such as our Nitrilite and Accutech lines.

     Food and Food Service

     We offer a broad range of food-safe gloves developed exclusively for the worldwide food processing and food service industries. Participants in this industry are involved with the packing, processing, preparation and service of various food products. The products that we market for this industry include the following brands: ProFood, Duratouch, Versatouch, Conform and Food Mates.

     General Manufacturing

     The general manufacturing industry requires gloves designed to protect workers from cuts, bruises, chemicals, temperature extremes and other occupational hazards encountered in the work environment. The automotive and durable goods industries are a large part of this market. We combine our know-how in automatic seamless knitting of engineered yarns with our proprietary polymer dipping technology to develop lighter, more comfortable and task-specific gloves that address these industry needs. We manufacture and market products under the following brand names for this industry: Hynit, Hycron, Easyflex, Solvex, Bull-hyd and Hyflex.

     Consumer Market

     Light duty consumer application gloves are sold for both general household tasks and the Do-It-Yourself market sectors. Gloves for household use are sold to consumers primarily through traditional retail organizations, such as supermarkets and drug stores. Gloves for the Do-It-Yourself market are sold through specialist hardware and home improvement outlets. We view the consumer glove market as a mature market having relatively low growth potential, with the exception of the Do-It-Yourself market, which we expect will grow at a faster rate. Our consumer gloves are sold under the Ansell and Ansell Edmont brands and under private labels of various marketing organizations and retailers.

     PERSONAL HEALTHCARE DIVISION

     We estimate that in 1998 the global condom market (excluding the Peoples Republic of China) was $750 million. Net sales of our condoms accounted for $96 million, or 13% of this market. We are a leading manufacturer and marketer of branded condoms worldwide with significant presence in the United States, Western Europe, India and Australia. We also sell branded and unbranded condoms in the worldwide public sector bid/tender market, where condoms are supplied for free or subsidized sale by population, health and social welfare programs, mainly in developing countries. We also participate in the contract market through sales of our branded condoms to government agencies in the United States.

     We have multiple condom lines in the Personal Healthcare division, with several different product variations in each line. We continue to add new products to provide additional options for our customers. We also use innovative marketing, merchandising and packaging to further differentiate our products from the competition. We manufacture and market a variety of condoms with different flavors, colors, lubricants and spermicides, as well as specialized shapes and textured features. Packaging is another important element in marketing condoms, which is why we recently introduced Discs for our LifeStyles brand. Discs is a thermoformed plastic tray with a peel back lid that we call a "butter-pack." This package is easy to open and also helps ensure that the condom is put on correctly each time.

     We manufacture and market branded condoms worldwide, and we offer different brands in various markets including the following:

----------------------------------------------------------------------------------------------------
    MAIN MARKETS                                             BRAND NAMES
    ------------                                             -----------
    United States and Canada..............................   LifeStyles, Contempo
    Western Europe........................................   Benetton, LifeStyles, Manix, Primex
    Eastern Europe........................................   LifeStyles, KamaSutra
    United Kingdom........................................   Mates
    Latin America.........................................   Prime, Contempo, LifeStyles
    Australia.............................................   LifeStyles, Chekmate
    India and Southeast Asia..............................   KamaSutra
----------------------------------------------------------------------------------------------------

SALES AND MARKETING

     Sales and marketing coverage in each of our business segments requires the use of several channels in order to accommodate customer needs and effectively cover the diverse industries and geographic regions we serve. We market our products to wholesale distributors, medical buying groups, governments, international aid agencies, institutions and retail chains either through our over 400 person global direct sales force or, in certain countries, through agents and distributors.

     Our sales and marketing strategy across all our business segments is to market to end-users in targeted market segments, quickly respond to new opportunities and achieve rapid new product implementation. Our direct, specialized sales representatives cover key growth segments through consultative selling. We also conduct comprehensive survey programs to gauge customer response and reaction to our products.

     We participate in various workshops and educational programs relating to worker protection in order to promote our products and educate healthcare professionals and counselors in the appropriate use of our products. In addition, we have clinical consultants in the United States, Canada and Australia who work with customers and other end-users to provide advice regarding clinical barrier protection, allergy management, cost reduction and risk management. Our goal is to educate and provide the most recent information to consumers of our products.

     PROFESSIONAL HEALTHCARE DIVISION

     Sales of Professional Healthcare products represented approximately 35.8% of our net sales for fiscal 1999. Our marketing efforts in the Professional Healthcare division focus principally on the hospital, medical laboratory and dental markets. Sales to hospitals represented approximately 80% of the net sales of our Professional Healthcare division during fiscal 1999, while sales to medical laboratories, dental offices, veterinary offices and other clinics accounted for the balance.

     Our direct sales forces in the major markets of the United States, Canada, Germany, the United Kingdom, France and Australia are responsible for sales of our Professional Healthcare products in those countries. We generally use regional and local distributors for sales of our medical gloves in countries where our presence is less significant.

     A substantial portion of our U.S. sales of Professional Healthcare products are made through contracts with GPOs. GPOs accounted for 12.4%, 24.8%, 23.5% and 22.9% of our net sales of the Professional Healthcare segment in fiscal 1997, 1998, and 1999 and the quarter ended September 30, 1999, respectively. GPOs evaluate and select suppliers based on several criteria, including price, quality and consistent and reliable service. GPO contracts enable us to be placed on a list of approved suppliers. Hospitals, clinical laboratories and other facilities that are members of GPOs are required or, in some cases, incentivized to purchase particular products from those designated approved suppliers. We estimate that typical GPO membership compliance rates range between 80-90% with respect to the purchase of medical gloves from approved suppliers. We also have contracts with hospital buying groups which are similar to GPOs in that they seek to achieve economies of scale by aggregating multiple hospitals' purchases from us.

     On December 21, 1999, Novation, one of our top three GPOs in fiscal 1999 based on net sales, advised us that our contract for the supply of latex medical exam gloves has been renewed. Moreover, we will be the only current latex exam glove contract participant to have their status renewed, and there will be two vendors on the new contract. The term of the contract is for three years with two one-year extension options.

     Final purchasing decisions by individual hospitals are customarily made by a hospital staff committee which evaluates products based on quality criteria, such as effectiveness, durability, comfort and avoidance of allergies, as well as price and value. Our sales representatives or distributors work with hospital personnel to ensure that our products are considered in the process and that their comparative advantages are known by the committee. Our sales staff also participate in healthcare industry trade shows to introduce prospective customers to our products and to generate sales orders for distributors. We also participate in various workshops and educational programs relating to healthcare worker protection and skin disorders in order to promote our products and educate the hospital and other personnel utilizing the products.

     We plan to focus future marketing efforts on other healthcare professionals in physicians' offices, nursing homes, outpatient clinics, surgical centers, blood banks and other areas of the alternate-care market.

     OCCUPATIONAL HEALTHCARE DIVISION

     Sales of our Occupational Healthcare products represented approximately 51.1% of our net sales during fiscal 1999. We use distributors for virtually all of our Occupational Healthcare products in all of our markets. In our major markets, the United States, Canada, Germany, the United Kingdom, France, Italy and Spain, these distributors are supported by our direct, specialized sales representatives who are responsible for sales to major end users. We intend to continue to increase the number of specialized sales representatives serving key end users in selected markets.

     Our specialized sales representatives assist distributors by training and educating the distributors' sales forces with respect to our Occupational Healthcare products through specific and proprietary educational programs, training aids and literature on our products. They also spend a considerable amount of time helping key end users identify and resolve occupational hazard problems by conducting plant hand safety surveys and making recommendations for specific gloves in particular work situations. This consultative and educational approach reinforces our image of expertise and leadership with key end users and distributors.

     Sales of our consumer and Do-It-Yourself gloves are made directly to distributors who purchase and brand our products with either an Ansell brand or their own labels. The distributors then resell to the consumers through traditional retail organizations such as supermarkets and drug stores. Gloves for the Do-It-Yourself market are also sold through specialist hardware and home improvement outlets.

     PERSONAL HEALTHCARE DIVISION

     Sales of our condoms represented approximately 13.1% of our net sales during fiscal 1999. Sales of our retail branded condom products in North America, the United Kingdom, France, Australia, India, Italy, Spain and Germany are made primarily through our own sales force and, to a lesser extent, through distributors and commissioned brokers. We use regional and local distributors for sales of our retail branded condoms in other countries. In several European countries and the United States, sales of our retail branded condoms are also made in the public sector bid/tender market, where organizations, such as Planned Parenthood and various government and non-government agencies, purchase condoms for subsidized distribution to selected eligible groups within the community.

     We have had success in introducing our products into non-traditional retail distribution channels, such as supermarkets, convenience stores, record stores, vending machines, and through the internet. In the United States, sales of our condoms are made directly to traditional and non-traditional retailers through our own sales force, with support from commissioned brokers.

     In certain markets where we do not have a leadership position for our products, we rely on innovative brand strategies, such as the launch in 1998 of our licensed Benetton brand condom in the European market, to achieve an initial market position.

     As part of our marketing program, we communicate at events throughout the world with young consumers -- those people most at risk for sexually transmitted diseases and unintended pregnancies. In the United States, we also offer free product information and samples through our website at www.lifestyles.com. In the United States and some other countries we have changed the advertising emphasis of our branded products from the need for protection to the pleasure aspects of sex. In many countries, we advertise on television, radio and print media. We promote our products on college campuses and through educational and event-type marketing. In Europe, Australia and Asia, we have several brands that have been established over a number of years. Specific marketing strategies are developed in other countries, in conjunction with our distributors and the retail trade, aiming to leverage the same themes and concepts worldwide.

     Additional sales of our branded and unbranded condoms are made through competitive tenders or bids issued by government agencies, multinational public sector organizations (such as the World Health Organization) and by non-governmental organizations. The condoms are supplied through population, health and social welfare programs, mainly in developing countries, and after being purchased from us are generally distributed free or through subsidized sale, by the relevant organization.

RESEARCH AND DEVELOPMENT (WHICH WE CALL SCIENCE AND TECHNOLOGY)

     Science and technology is a critical component of our focus on product innovation and manufacturing optimization. Historically, we have spent approximately 1.1-1.6% of our annual revenues on research and development, investing $8.3 million in fiscal 1999, $8.8 million in fiscal 1998 and $10.4 million in fiscal 1997. These efforts have resulted in more than 15% of our sales in each of the last three fiscal years coming from products that we have developed and that have been on the market for three years or less. Our science and technology efforts also focus on improving manufacturing techniques, which have contributed to several major process improvements and automation efficiencies in our plants. We intend to continue to invest in science and technology activities to develop additional products that will complement our glove and condom product lines and define new ways to streamline manufacturing.

     We operate two major science and technology centers, one in Malaysia and one in the United States. Our highly qualified and experienced research staff at these centers develop new products and test existing products to determine potential improvements in design and quality. In addition, technical and process support exists in each of our main manufacturing locations worldwide.

     The process of developing, testing and bringing new products to market may be lengthy, particularly for products that are regulated as medical devices (such as medical gloves and condoms) and may require notification to, and prior approval by, the FDA and similar approvals from non-U.S. regulatory agencies. We currently have a number of projects at varying stages of development. These range from new product and material concepts to prototype products undergoing extensive consumer acceptability studies, field trials and consumer training.

     Recent examples of successful products derived from our science and technology function include the:

     - Hyflex line of gloves that offer a superior combination of fit, comfort and dexterity,

     - critical environment nitrile glove which we believe is recognized as the industry quality standard,

     - first commercial surgical glove made from polyurethane,

     - first commercial synthetic neoprene surgical glove, and

     - first commercial chlorinated powder-free surgical glove.

     We have established relationships with several medical research institutions such as Georgetown University, Drexel University and Johns Hopkins University and we have contributed on an annual basis to scientific research programs at the University of Tampere in Finland and the Medical College of Wisconsin. Our sponsored research includes, among other things, the identification and isolation of natural rubber latex proteins which may contribute to latex allergies in some people. We use the results of this research to improve our product quality and we encourage the researchers to publish their findings in scientific journals as part of the AnsellCares program.

     ANSELLCARES

     The AnsellCares Scientific Advisory Board, established in 1992, is composed of some of the leading latex allergy researchers worldwide. The Advisory Board's charter is to direct research into critical hand barrier protection issues, such as latex and chemical allergy, factors affecting glove barrier integrity and development of synthetic glove polymers. Research groups on three continents, with our support, are responsible for numerous scientific breakthroughs and have presented their work at many national and international allergy conferences. The output from our Advisory Board has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has provided manufacturers with the tools necessary to reduce the allergenicity of their products and clinicians with guidelines on how to manage affected healthcare workers and patients and reduce the risk of sensitization for future generations. The AnsellCares program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, as well as periodic lectures and seminars.

     We provide pertinent information on a variety of glove related issues to healthcare professionals. In addition, we offer a number of literature summaries, along with a complete library of clinical articles. One of our newsletters, Source to Surgery, is a periodic publication edited by members of the Advisory Board. The newsletter summarizes developments associated with hand barrier protection, including natural rubber latex allergy. The newsletters also offer brief synopses of recently published articles and details regulatory efforts to address manufacturing and other relevant issues.

     In addition, we have designed and implemented comprehensive educational programs to inform healthcare workers of the latest advances in hand barrier protection. For example, our Advanced Solutions programs include information regarding:

- product line selection           - glove utilization & management
- gloving techniques               - hand barrier protection
- latex allergy management         - risk management

MANUFACTURING

     We currently manufacture our products at eighteen factories in seven countries: Malaysia (premium surgical, powder-free examination and latex-light-duty gloves), Sri Lanka (premium surgical gloves, powder-free examination gloves and supported dipped synthetic gloves), Thailand (condoms, powder-free examination gloves, latex light-duty gloves and critical environment gloves), India (standard surgical gloves and condoms), the United Kingdom (synthetic dipped gloves), the United States (synthetic dipped, seamless knitted, premium surgical and critical environment gloves) and Mexico (synthetic dipped gloves). In addition, we operate packaging and warehouse facilities in Australia, South Africa, the United Kingdom, France, Belgium and Mexico. The majority of our factories are located in Southeast Asia in order to be close to the rubber tree plantations, which are our source of natural latex, as well as for the favorable cost and availability of labor and favorable tax treatment in certain countries.

     During fiscal 1998 and 1999 and the quarter ended September 30, 1999, we invested $16 million, $30 million and $11 million, respectively, to increase and convert production capacity in Thailand,

Malaysia, Sri Lanka and the United States. This is enabling us to expand production of powder-free and low allergenic medical examination gloves in our Southeast Asia facilities, and to relocate all of our condom manufacturing from Dothan, Alabama to Surat Thani, Thailand. It also is enabling us to expand our Troy, Alabama critical environment glove plant, and convert our Dothan, Alabama plant to a synthetic nitrile glove facility capable of producing gloves for both our Professional and Occupational Healthcare divisions. We plan to continue installing proprietary automation throughout our operations, including automation for testing, processing and prepackaging of our products, in order to reduce manufacturing lead time and costs, while at the same time increasing product quality and efficiency.

     The FDA's Quality System Regulation specifies good manufacturing practices (known as QSR/GMP requirements) for medical devices. These requirements provide that, from raw materials through to finished product, our manufacturing process is designed to be carefully documented and validated, conducted in accordance with standard operating procedures and routinely assessed by a series of in-process tests and quality control procedures, designed to help assure that the company consistently produces high quality products. See "Government Regulation and Quality Control -- U.S. Government Regulation" for a discussion regarding the most recent inspection of our manufacturing facility in Dothan, Alabama. Our manufacturing technology is designed to ensure that the products we produce provide effective protection and are low in extractable proteins and chemicals. Our manufacturing capabilities allow us to produce condoms, standard and premium surgical, medical examination and commercial light and heavy duty gloves, as well as advanced polymer-coated powder-free gloves, of complex design and construction.

     We have an ongoing commitment to worker safety at our facilities. Over each of the last three years, we have consistently reduced the number and severity of work-related injuries. For example, days lost per 100 employees have decreased from 21 days in fiscal 1997 to 6.2 in fiscal 1999, despite the addition of several acquired facilities in less-developed countries.

     Our major raw materials are natural and synthetic latex, chemicals, plastics, cotton, synthetic yarns and packaging materials. Natural latex and other raw materials are generally available from several sources and distributors, with natural latex production confined largely to countries in Southeast Asia. We have had no significant raw material supply problems to date. Although latex is one of our primary raw materials, it only accounted for approximately 7% of overall cost of goods sold in fiscal 1999.

     In fiscal 1999, we outsourced approximately $80 million of finished goods for resale. We have established accreditation procedures to ensure that the manufacturing facilities and products that we outsource meet our standards and those of applicable regulatory agencies. We look to outsource finished goods for resale when we believe we can acquire the product more efficiently than manufacturing the product ourselves. This occurs, for example, with products that are not technologically advanced and that are readily available at a low cost in the market, such as standard powdered latex examination gloves, disposable vinyl gloves and lower sales volume products. We also outsource to fill temporary imbalances between product demand and manufacturing capacity.

GOVERNMENT REGULATION AND QUALITY CONTROL

     All of the countries in which we market our products have regulations of varying degrees affecting quality control requirements for our products. These regulations have been particularly advanced in the United States, beginning with the Medical Device Amendments of 1976 and increased by the Safe Medical Devices Act of 1990; and in Europe, with the completion of the work required by the Single European Act of 1986 and its on-going implementation. In addition, harmonization of regulatory requirements on an international basis has led to the adoption of an international quality management system standard which is being implemented progressively by various regulatory authorities including the FDA and the Commission of the European Union.

     U.S. GOVERNMENT REGULATION

     In the United States, products offered through our Professional Healthcare and Personal Healthcare divisions are regulated as medical devices under the Federal Food, Drug and Cosmetic Act (the FDC Act) by the FDA. We believe that all of our products regulated by the FDC Act are in compliance in all material respects with the relevant sections of the FDC Act and the advice and guidance provided by the FDA.

     Medical devices are regulated under the FDC Act in three separate classes (Class I, Class II and Class III). Class I devices are those considered to require the least regulation to assure their safety and effectiveness. They are only subject to general controls under the FDC Act and QSR/GMP requirements and, unless exempt, premarket notification by 510(k) submission to show that they are substantially equivalent to previously marketed devices. Class II devices are those devices considered to require greater regulation to assure their safety and effectiveness and for which the FDA is authorized to impose "special controls" in addition to the general controls applicable to all devices. Class III devices are those for which a demonstration of safety and effectiveness must be made to the FDA by a premarket approval application before they can be marketed. We do not currently manufacture or market any Class III devices. Condoms are generally Class II devices. Medical examination and surgical gloves are currently Class I devices.

     With the growing concerns the FDA has had with quality and allergy issues with respect to all medical gloves, the FDA has proposed that both surgical gloves and medical examination gloves be reclassified as Class II devices. This reclassification, if it occurs, is expected to make entry into this market more difficult as companies will be required to maintain a suitable infrastructure to fully document, implement and audit the requirements of the new regulations if and when they go into effect.

     Medical device manufacturers are subject to periodic inspection by the FDA for compliance with the FDA's current QSR/GMP requirements. The FDA has a number of compliance and enforcement procedures when deviations from QSR/GMP requirements are observed during such inspections. Which procedures are used depends upon the seriousness of the observations as well as the compliance history of the facility inspected and the company owning it. When the observations are significant, the FDA will often agree with the company on a process for resolving those concerns. Such agreements usually involve the use of expert consultants to achieve and certify substantial compliance and increased commitment of resources by the company to achieve and maintain compliance. If a company follows through on such an agreement to the FDA's satisfaction, the agency's concerns usually can be resolved without formal enforcement action by the agency. If the FDA finds that a company has not fulfilled its commitment, further enforcement action as described below is very likely.

     Failure to comply with applicable regulatory requirements can result in informal administrative enforcement, such as warning letters, import alerts, product bans, field corrections, seizures, recalls, injunctions, civil penalties, fines based on the equitable remedy of disgorgement, adverse publicity issued by the FDA and criminal prosecutions.

     The FDA has periodically inspected most of our manufacturing facilities, including our overseas manufacturing facilities and has made observations on how our manufacturing operations could be improved. In upgrading our manufacturing facilities to address FDA observations and evolving technology and to otherwise comply with QSR/GMP requirements, we have and will continue to expend time, monies and efforts in the areas of product and quality control.

     Our Dothan, Alabama manufacturing facility was inspected by the FDA in August and September 1999 and a number of inspectional observations were made, including observations with respect to QSR/ GMP requirements. We responded to these observations and met with the FDA on November 10 and November 22, 1999. We retained a consulting firm to help us upgrade manufacturing and quality control procedures with the objective of satisfying the FDA and obtaining certification that the facility is in compliance with QSR/GMP requirements. We are committed to meeting this objective.

     Currently, new medical examination and surgical gloves and condoms must be submitted to the FDA for clearance to market by a premarket notification filing called a 510(k) submission. Although we typically have not experienced delays in obtaining FDA approvals in the past, an adverse determination or request for additional information with respect to a 510(k) submission could have the effect of materially delaying the commencement of marketing. As part of the FDA process, a company must demonstrate that the glove or condom complies with the applicable American Society for Testing and Material testing standards, as well as other requirements promulgated by the FDA, including both further testing and labeling requirements. We must also comply with various FDA labeling and postmarket reporting requirements.

     Changes in existing requirements or adoption of new requirements could adversely affect our ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

     EUROPEAN GOVERNMENT REGULATION

     As part of the process of unification in Europe, the European Community through the European Committee for Standardization (CEN) has developed common sets of standards for each of condoms and medical and industrial gloves.

     The CEN standards are legally mandatory. Products that are sold in Europe must be tested to these standards by an independent testing firm, and once products pass these tests, such products are entitled to display the CE mark to signify general compliance. There is also a series of standardized pictograms to identify certain characteristics of the gloves, such as the glove's effectiveness against physical hazards, chemical hazards, cold or heat resistance and microorganisms. Gloves which pass the minimum qualifications in the appropriate tests are entitled to have these pictograms displayed on their labels.

     All of our gloves and condoms sold in Europe now carry the CE mark. Pictograms and levels of performance are included in our European catalog with respect to our Occupational Healthcare gloves. We carried out a very extensive testing program in order to achieve these goals.

     The European Community is also having considerable influence on the rest of the world with respect to standardization. The Vienna Agreement is a formal statement of joint policy between the CEN and the ISO, the International Standards Organization. Under this agreement, the two organizations will not develop competing standards, and standards which are being developed within one of these organizations will have a fast track for approval by the other.

     In connection with the harmonization of market conditions in Europe, all of the areas and product segments within Europe in which we currently operate are subject to Directives issued by the European Commission. In addition, the effect of these legislative controls has been extended into the wider area covered by the European Economic Area (the fifteen member states of the European Union plus Iceland, Norway and Liechtenstein).

     Condoms and medical gloves are regulated by Directive 93/42/EEC of the European Commission on medical devices that came into effect on January 1, 1995. This directive regulates the sale of all medical devices throughout the European Union and the European Economic Area. Our condoms and medical gloves are in compliance with the requirements of this directive and all relevant standards (including rules for the affixing and use of CE conformity marking set forth by Directive 93/465/EEC of the European Commission) allowing these products to carry the CE mark and to be sold in all European countries without further approval.

     OTHER GOVERNMENT REGULATION

     Whether or not FDA clearance is obtained for a new product, approval or clearance of a product by regulatory authorities in foreign countries may be required prior to the commencement of sales of the product in such countries. The requirements governing product approvals or clearances vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

     Additionally, we operate plants in the United Kingdom, Malaysia, Sri Lanka, Thailand, Mexico and India. The occupational, health and safety laws and regulations vary dramatically within these countries. Our policy is to comply with all the prescribed regulations and to ensure that an internationally acceptable work environment is provided for employees. We coordinate our international occupational health and safety program through our Global Safety, Health and Environment Director. All plants are required to report on all occupational health and safety issues on a monthly basis to senior management.

ENVIRONMENTAL MATTERS

     We are subject to regulations pertaining to factory discharges and emissions promulgated by the respective environmental regulatory authorities in the United States, the United Kingdom, Malaysia, Thailand, Sri Lanka, Mexico and India, which have enforceable parameters for discharges to air, water and landfills. Both U.S. and non-U.S. environmental regulatory authorities conduct random inspections of our facilities for, among other things, compliance with acceptable noise and dust levels and other environmental regulations.

     We seek to ensure that we operate within the recognized international standards for environmental protection by using water based systems in all of our manufacturing operations in order to avoid the complication or potential hazards associated with solvent based systems. We have also embarked on a program of water and energy conservation by recycling water, installing thermal insulation and operating energy efficient processes. In addition, we have a Global Safety, Health and Environment Director whose responsibility is to ensure that the necessary systems are in place to provide workers in our facilities with a safe and healthy work environment. The performance of each of our plants is monitored on a monthly basis by senior management.

     While we believe that our operations comply, in all material respects, with applicable environmental laws and regulations, we are presently undertaking, and in the future may be required to undertake, work to correct instances of noncompliance with environmental laws and regulations and to address contamination at a number of our facilities. Although there can be no assurance that the development or discovery of facts or conditions will not result in environmental liabilities that have a material effect upon our capital expenditures, earnings or competitive position, based on information currently available, we do not expect our environmental liabilities to have such a material effect.

COMPETITION

     All of the markets in which we operate are competitive. We compete in the overall medical gloves market on the basis of innovation, product quality, price and service. The global industrial gloves market is largely fragmented with many local manufacturers with product customization and customer service providing the basis for competitive differentiation. Generally, competition in the condom market is based on perceived brand quality, innovation and customer service, as well as price in the public bid/tender market.

     We face competition with each of our products from a variety of sources, including international and local producers. Our major international competitors are SSL International plc (formed by a merger of London International Group and Seton Scholl Healthcare International), which competes with most of our latex product range; Cardinal Health Inc., which manufactures and distributes medical examination and surgical gloves through Allegiance; MAPA, a French company that primarily produces household and light industrial gloves; Safeskin Corporation, a U.S. company (which has entered into an agreement to be acquired by Kimberly Clark) that manufactures and markets disposable latex and synthetic glove products; and Carter-Wallace Inc., which is our major branded retail condom competitor in the United States.

     The failure to continue to distinguish our products on the basis of quality, reliability and value could have a material adverse effect on our business and results of operations. Further, we cannot assure you that our competitors or others will not develop products, manufacturing processes or new technologies which would be more cost effective or more efficient than ours. Such competition could have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely upon a combination of patent, trade secret and trademark law to protect our intellectual property. We currently hold over 145 patents in the United States and patents in other countries on some of our significant products and manufacturing processes. However, we consider that our technological skill, new product development and frequent product enhancements are essential in establishing a technological leadership position. Therefore, we believe that the expiration or loss of any one of our patents would not have a material affect on our operations.

     We rely on trade secrets and continuing technological advancement to maintain our competitive position. We typically enter into confidentiality agreements with our employees and consultants that are involved in the development of our new technologies and manufacturing processes which further protect our proprietary rights. Nonetheless, unauthorized parties may obtain and use our proprietary property or develop products with the same functionality as our products. There can be no assurance, however, that these measures will prevent unauthorized disclosure or use of our trade secrets and know-how or obtaining access to our trade secrets, know-how or proprietary technology. Further, we cannot be certain that we have taken all the steps to prevent the misappropriation of our proprietary property, particularly in foreign countries where the laws may not protect rights as fully as do the laws in the United States.

     Our principal trademarks and trade names, which are registered in the United States and other countries, are Ansell, Edmont, Perry, Golden Needles, LifeStyles and, after the completion of the pending acquisition of the medical glove business of Johnson & Johnson, Micro-Touch. These trademarks and trade names are, individually, of material importance to our business as they have the effect of developing brand identification and maintaining customer loyalty.

     We are not aware of any fact that would negatively impact the continuing use of any of our patents, trademarks and trade names. We cannot guarantee that our patents will not be invalidated or that any issued patent will provide protection that has commercial significance. Litigation may be necessary to protect our patent position which can be costly and time consuming.

EMPLOYEES

     As of June 30, 1999, we employed approximately 12,000 people worldwide, of whom approximately 91% were employed in manufacturing operations (including logistics and quality control), 7% in sales and marketing activity, 1% in administration and 1% in science and technology. Approximately 17% of our employees are members of recognized trade unions. The length of these union contracts are typically three year terms. We believe that relations with our employees are good.

PROPERTIES AND FACILITIES

     Our principal executive offices are located in Red Bank, New Jersey, where we lease 23,000 square feet of office space. In addition, we have sales, distribution, research and manufacturing operations in various properties and facilities that we own or lease throughout the world.

     The following table lists our principal facilities:

                                                         TYPE OF FACILITY
                                             ----------------------------------------
                                  OWNED                      DISTRIBUTION    SALES &    SQUARE FEET
                                OR LEASED    MANUFACTURING    PACKAGING     MARKETING   OF BUILDING
                                -----------  -------------   ------------   ---------   -----------
Glen Waverley, Australia          Leased                                           X       13,000
Aalst, Belgium                    Leased                             X             X       71,000
Cowansville, Canada               Owned                              X             X       50,000
Cergy, France                     Leased                             X             X       27,000
Munich, Germany                   Leased                                           X        8,000
Aurangabad, India                 Leased              X                                    59,000
Bangalore, India                  Leased              X                                    43,000
Bangalore, India                  Leased              X                                    74,000
Melaka, Malaysia                  Owned               X                                   277,000
Kedah, Malaysia                   Owned               X                                   204,000
Juarez, Mexico                    Owned               X                                    97,000
Juarez, Mexico                    Leased                             X                     50,000
Pietermaritzburg, South
  Africa                          Leased                             X                     12,000
Colombo, Sri Lanka                Owned               X                                   430,000
Bangkok, Thailand                 Owned               X                                   356,000
Surat Thani, Thailand             Owned               X                                   233,000
Newark, United Kingdom            Leased                             X                     12,000
Redditch, United Kingdom          Owned               X                                    30,000
Surbiton, United Kingdom          Leased                                           X        4,500
Tamworth, United Kingdom          Leased                             X                     25,000
Dothan, Alabama                   Owned               X                                   141,000
Dothan, Alabama                   Leased                             X                    102,000
Troy, Alabama                     Owned               X                                   125,000
Tarboro, North Carolina           Owned               X                                   100,000
Thomasville, North Carolina       Owned               X                                    88,000
Wilkesboro, North Carolina     Owned/Leased           X                                   286,000
Coshocton, Ohio                   Owned               X              X             X      375,000
Massillon, Ohio                   Owned               X              X             X      192,000


                                          BUSINESS SEGMENT
                               --------------------------------------
                               PROFESSIONAL   OCCUPATIONAL   PERSONAL
                               ------------   ------------   --------
Glen Waverley, Australia               X              X            X
Aalst, Belgium                                        X
Cowansville, Canada                    X              X            X
Cergy, France                          X                           X
Munich, Germany                        X
Aurangabad, India                                                  X
Bangalore, India                       X
Bangalore, India                                                   X
Melaka, Malaysia                       X
Kedah, Malaysia                        X              X
Juarez, Mexico                                        X
Juarez, Mexico                         X
Pietermaritzburg, South
  Africa                                                           X
Colombo, Sri Lanka                     X              X
Bangkok, Thailand                      X              X
Surat Thani, Thailand                                              X
Newark, United Kingdom                                X
Redditch, United Kingdom                              X
Surbiton, United Kingdom               X                           X
Tamworth, United Kingdom               X                           X
Dothan, Alabama                        X              X            X
Dothan, Alabama                                                    X
Troy, Alabama                                         X
Tarboro, North Carolina                               X
Thomasville, North Carolina                           X
Wilkesboro, North Carolina                            X
Coshocton, Ohio                                       X
Massillon, Ohio                        X

     We operate various of our manufacturing and distribution facilities under long term leases, the majority of which expire at various dates beginning in 2004. The lease for our manufacturing facility in Wilkesboro, North Carolina expires in April 2000 and the leases for our distribution and packaging facilities in Dothan, Alabama and Juarez, Mexico will both expire in November 2000. In addition to these facilities, we rent public warehousing facilities in the United States, France, Germany and Australia. Our science and technology activities are principally conducted in our facilities located in Melaka, Malaysia and Massillon, Ohio.

     We consider all of our principal manufacturing facilities and other principal properties to be in good condition and adequate to meet the current needs of our operations. As described under "Manufacturing" above, we are undergoing some facility conversions and moving production among different manufacturing facilities.

     We have a continuing global program for improving our properties, including the retirement or improvement of older facilities and the construction of new facilities in order to maintain and achieve world-class status facilities. This program includes improvement and expansion of manufacturing facilities to enable production and quality control programs to meet or exceed the current state of technology and government regulations.

LEGAL PROCEEDINGS

     As of October 31, 1999, we (along with a number of other manufacturers and distributors of latex gloves) were defendants in 280 lawsuits in the U.S. and one in Australia that have been filed since 1993 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim among other things that we and other manufacturers of latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions. As of October 31, 1999, the cases pending against us, represented approximately 49% of latex related cases filed against all defendants. 181 of the U.S. cases have been consolidated for discovery pursuant to the rules on multi-district litigation before the U.S. District Court for the Eastern District of Pennsylvania. The remaining 99 cases are spread through state courts in 15 states, with the greatest concentration in California (15 cases).

     All of the latex gloves cases are still in the discovery phase of litigation. As a result of the early stage of this litigation, together with the uncertainty created by the multiple defendants in these cases, the difficulty of establishing who manufactured the natural rubber latex gloves which were used by particular plaintiffs and the need to determine whether latex gloves were the cause of any particular injury, our liability, if any, in relation to these claims cannot be quantified.

     We are a party to various other non-latex allergy proceedings, including certain environmental matters, incidental to the normal course of business. We do not expect that any of such proceedings will have a material adverse effect on our financial position, results of operations or liquidity.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table contains information about our directors, executive officers and certain key employees. In addition, after the completion of the offering, we will add to our board of directors at least two independent directors, who are unaffiliated with the Pacific Dunlop Group and us. The independent directors will be the members of our audit committee.

NAME                                          AGE   POSITION
--------------------------------------------  ---   -----------------------------------------------
Harry Boon(1)...............................  51    President, Chief Executive Officer and Director
Yvan Beaudoin...............................  44    Senior Vice-President Global Sales & Marketing,
                                                      Occupational Healthcare
Dr. Paul Cacioli............................  42    Senior Vice-President Science & Technology
Phil Corke..................................  45    Senior Vice-President Human Resources
Jeffrey Cox.................................  42    Chief Financial Officer and Director
John Gardner................................  53    Senior Vice-President Global Operations
Roland Nonnenmacher.........................  56    President, Professional and Personal Healthcare
Peter Soszyn................................  47    Chief Information Officer
Gwynne Woodward.............................  62    Senior Vice-President Mergers, Acquisitions and
                                                      Risk Management
Rodney Chadwick(1)..........................  54    Director and Chairman of the Board
Dr. John Eady...............................  54    Director
Philip Gay..................................  48    Director

---------------

(1) Member of Executive Committee

     Harry Boon has been with Ansell since 1976, and has been our President, Chief Executive Officer and Managing Director since February 1989 and one of our directors since October, 1999. From 1987 until 1989, Mr. Boon was Ansell's International Marketing Director based in Melbourne, Australia. From 1984 to 1987, Mr. Boon was Regional Director, Europe, based in Munich. From 1982 to 1984, Mr. Boon was Regional Director, Asia Pacific, and from 1980 to 1982 he was General Manager of Australia and New Zealand. Prior to 1980, Mr. Boon was located in Toronto, Canada and Bonn, Germany, where he was instrumental in establishing Ansell's sales and marketing operations.

     Yvan Beaudoin has been with Ansell since 1989, following our acquisition of Edmont Industrial glove business from Becton Dickinson Corporation. Since April 1999, Mr. Beaudoin has been our Senior Vice-President Global Sales & Marketing, Occupational Healthcare. Mr. Beaudoin was previously the Regional Director, Europe, Protective Products division from July 1996 to March 1999, based in Brussels, Belgium. From 1995 to 1996, Mr. Beaudoin was based in Atlanta as Director of International Sales & Marketing and was Regional Director for Industrial Gloves for Europe, the Middle East and Africa from 1994 to 1995. Mr. Beaudoin joined Ansell as General Manager, Canada in 1989. Prior to joining Ansell, Mr. Beaudoin was General Manager-Canada for the Edmont Division of Becton Dickinson, and Director of Marketing for Cyanamid Canada Inc.

     Dr. Paul Cacioli has been with Ansell since November 1988, and was appointed our Senior Vice-President Science & Technology in May 1999. He was Vice President of Research & Development of the Ansell Healthcare division from 1994 to 1999, based in Melaka, Malaysia. From 1992 to 1994, Dr. Cacioli served as Director of Research & Development and Technical Affairs for the Healthcare division. Dr. Cacioli joined Ansell as Technical Services manager for Ansell Melaka (Malaysia) in 1988.

     Phil Corke has been with Ansell since April 1998 when he was appointed our Senior Vice-President Human Resources. Prior to joining Ansell, Mr. Corke was Vice-President Human Resources of Alpharma Inc. (generic pharmaceuticals) from 1996 to 1997 and was Director of Training & Development & International Compensation for Textron Inc. from 1994 until 1996. He was hired by Bristol-Myers in the

United Kingdom in 1988 as Personnel Director and was transferred to the United States in September 1990, as Human Resources Director, Europe, for Bristol-Myers Squibb Pharmaceutical Group.

     Jeffrey Cox has been with Pacific Dunlop Limited since 1984, and first joined Ansell in 1991. Mr. Cox is currently our Chief Financial Officer, a position he has held since 1995 and has been one of our directors since October 1999. Prior to his current position, Mr. Cox was Chief Financial Officer for Pacific Dunlop Food Group and from 1991 to 1992 was Vice-President of Finance for Ansell North America. Mr. Cox has held other financial positions with different Pacific Dunlop Group companies.

     John Gardner has been with Ansell since 1994, and in 1999 became our Senior Vice-President Global Operations. Before his current position, he was Operations Director of the Healthcare Division, based in Thailand and Sri Lanka. From 1960 through 1994, Mr. Gardner managed a number of manufacturing facilities with the South Pacific Tyre Division of Pacific Dunlop Group.

     Roland Nonnenmacher has been with Ansell since 1989, following our acquisition of the Edmont Industrial gloves business from Becton Dickinson Corporation. He has been our President of the Professional and Personal Healthcare divisions since 1995, and was previously Senior Vice-President of the medical division. From 1990 to 1992, Mr. Nonnenmacher served as International Marketing Director based in Melbourne, Australia. From 1987 to 1990, Mr. Nonnenmacher was President of Edmont Europe in Brussels, Belgium and had been with the Becton Dickinson organization since 1979 as International Marketing Director and Vice-President and General Manager of their drug delivery division.

     Peter Soszyn has been with Ansell since 1995, when he was appointed our Chief Information Officer. Prior to that, Mr. Soszyn was with the Pacific Dunlop Group as Head of Corporate Information Systems for South Pacific Tyres from 1990 through 1995, and as Manager Information Manufacturing Systems from 1985 to 1996. Prior to joining Pacific Dunlop Limited, Mr. Soszyn served in a number of manufacturing and systems positions with Leigh Mardon Pty., Ltd. (printing and packaging), Amatil Pty. Ltd. (conglomerate), and the State Planning Authority of New South Wales (government agency).

     Gwynne Woodward has been with Ansell since 1978, and has been our Senior Vice President, Mergers, Acquisitions and Risk Management since 1995. From 1994 to 1995, Mr. Woodward was General Manager with specific responsibility for acquisitions. He was President of the industrial division between 1992 and 1994 and headed up Ansell's manufacturing operations from 1989 until 1992. Mr. Woodward joined Ansell as Chief Accountant in 1978.

     Rodney Chadwick has been our Chairman of the Board and one of our directors since December 1999. Mr. Chadwick joined the Pacific Dunlop Group in 1970 and is now the Managing Director and Chief Executive Officer of Pacific Dunlop Limited. He became an Executive Director of Pacific Dunlop Limited in 1990, and was appointed Managing Director in 1996. After holding a series of senior appointments, in 1987, he became the inaugural Chief Executive of South Pacific Tyres (a partnership between Pacific Dunlop Limited and The Goodyear Tire & Rubber Company).

     Dr. John Eady has been one of our directors since December 1999. Dr. Eady has been with Pacific Dunlop Limited since 1998 as Executive General Manager, Manufacturing. Dr. Eady has extensive international experience in implementing quality and continuous improvement practices. Prior to joining Pacific Dunlop Limited in 1998, he held senior positions at CRA Limited (mining company) and its related companies, including Vice-President, Continuous Improvement of CRA Limited and President of Rio Tinto Japan (mining company).

     Philip Gay has been one of our directors since October 1999. Mr. Gay has been with Pacific Dunlop Limited since January 1970 and has been Chief Financial Officer of Pacific Dunlop Limited since June 1996. Prior to 1996, Mr. Gay headed up Pacific Dunlop Limited's Corporate Development Group. Mr. Gay was Managing Director of Pacific Dunlop Limited's Industrial Foam and Fibre Group from 1992 to 1995. Mr. Gay was General Manager, Finance of South Pacific Tyres from 1987 to 1989, and from 1989 to 1992 was Chief Executive Officer of South Pacific Tyres, New Zealand.

COMPOSITION OF BOARD OF DIRECTORS

     Our board will consist of seven members. Our certificate of incorporation provides that at least two directors may not be affiliated with Pacific Dunlop Limited or us (other than as a director of Ansell) and one is to be an executive officer of Ansell. Accordingly, up to four directors may be selected by the Pacific Dunlop Stockholders without restriction and may be executive officers or employees of members of the Pacific Dunlop Group.

     Each director is elected for a one year term or until his or her successor is elected and qualified. Executive officers are appointed by and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

COMMITTEES OF THE BOARD OF DIRECTORS

     After the offering, we will have two standing committees: an audit committee and an executive committee.

     The functions of the audit committee will include making recommendations to the board of directors as to the selection of the firm of independent public accountants to examine our financial statements and books and accounts for each fiscal year, the proposed engagement arrangements for the independent public accountants and the advisability of having the independent public accountants make specified studies and reports regarding auditing matters, accounting procedures, tax or other matters. The audit committee will also review the results of the audit for each fiscal year. Furthermore, the audit committee will be responsible for reviewing all related party transactions and for monitoring corporate policies and procedures with respect to our ethics and compliance program. Each member of the audit committee will be an independent director within the meaning of the rules of the New York Stock Exchange.

     The functions of the executive committee will include such functions as may be delegated by the board of directors from time to time. The members of the executive committee will be Rodney Chadwick. Harry Boon will chair the executive committee.

     The board of directors may, from time to time, establish other committees to facilitate its work.

     With respect to material transactions between Pacific Dunlop Limited and us after the offering is completed, our board of directors has a policy that all such transactions will be submitted for review, approval and authorization to our directors who are independent directors under the rules of the New York Stock Exchange. This policy could be changed by the Pacific Dunlop Group in the future.

COMPENSATION OF DIRECTORS

     Our directors not otherwise affiliated with Pacific Dunlop Limited or us
will receive a fee of $[     ] for each board meeting that they attend and
$[     ] for each committee meeting they attend. We will also reimburse all directors for their travel expenses incurred in connection with board and committee meetings.

     Directors are eligible to receive stock options under our stock incentive plan. See "-- Executive Compensation -- Ansell Stock Incentive Plan."

EXECUTIVE COMPENSATION

     The following table summarizes the compensation for the named executive officers for the fiscal year ended June 30, 1999. Named executive officers include the Chief Executive Officer and the top four executive officers of Ansell whose salary and bonus earned during fiscal year 1999 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                              -------------------------------------
                                                                         OTHER
                                                                        ANNUAL           TOTAL
NAME AND PRINCIPAL POSITION                    SALARY     BONUS     COMPENSATION(1)   COMPENSATION
---------------------------                   --------   --------   ---------------   ------------
Harry Boon..................................  $460,000   $139,422      $ 34,053         $633,475
  Chief Executive Officer
Yvan Beaudoin...............................  $154,777   $ 43,235      $141,060         $339,072
  Senior Vice-President
  Global Sales & Marketing,
  Occupational Healthcare
Jeffrey Cox.................................  $205,000   $ 69,906      $ 38,893         $313,799
  Chief Financial Officer
Roland Nonnenmacher.........................  $280,000   $ 95,535      $ 81,863         $457,398
  President,
  Professional and Personal Healthcare
Peter Soszyn................................  $175,000   $ 52,896      $ 36,788         $264,683
  Chief Information Officer

---------------

(1) Includes matching payments under our 401(k) Plan and the deferred compensation plan, relocation expenses and associated tax adjustments, and other allowances.

     ANSELL KEY EXECUTIVE INCENTIVE PLAN

     The executives named above participate in our executive bonus plan. Amounts granted under this plan are based on achievement of certain key financial goals (such as cash value added, sales growth, expense to sales ratio, average working capital and earnings before income taxes to sales ratio) and other non-financial goals. Target incentives range between 45% and 50% of an executive's base salary. Bonuses under the plan are phased over two years (first year 70%/second year 30%) with payments in the second year subject to additional performance criteria.

     ANSELL STOCK INCENTIVE PLAN

     Our stock incentive plan allows our board of directors to grant incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance stock and other stock-based awards to our employees and directors.
[          ] shares of our stock are reserved for issuance under our stock
incentive plan and any individual is limited to being granted [     ] shares in
any calendar year. The exercise price of options and stock appreciation rights is set on the date of grant and may not be less than the fair market value of our common stock on that date.

     PENSION PLANS

     Ansell Pension Plan. Some of our executive officers participate in the Ansell Cash Balance Pension Plan, known as the Ansell Pension Plan. The Ansell Pension Plan is a defined benefit plan under which benefits are based on Pay-Based Credits, Supplemental Pay-Based Credits and Interest Credits as described below:

     Pay-Based Credits. For each plan year, each participant's account is credited with pay-based credits equal to a percentage of compensation for the calendar year ending in that plan year, determined as follows:

          - 5% of compensation for the year, plus

          - 5% of compensation for the year in excess of the federal social security taxable wage base in effect that year.

     Supplemental Pay-Based Credits. In addition, for each calendar year ending in each plan year certain individuals who were participants in plans acquired through some of our acquisitions are entitled to additional "supplemental" pay-based credits.

     For eligible participants, each year's supplemental pay-based credits are determined as follows:

             AGE PLUS TWO TIMES
       YEARS OF SERVICE AT EARLIER OF          SUPPLEMENTAL PAY-BASED CREDIT
         THE END OF A CALENDAR YEAR           AS A PERCENTAGE OF COMPENSATION
             OR AT TERMINATION                    FOR SUCH CALENDAR YEAR
       ------------------------------         -------------------------------
0-59........................................                0%
60-69.......................................               2.0%
70-79.......................................               3.0%
80-89.......................................               4.0%
90 or more..................................               5.0%

     Interest Credits. Each participant's account is automatically increased by crediting the balance of the account as of the last day of the preceding calendar year with an interest credit. Interest credits are based on the interest rate defined in the Ansell Pension Plan. Interest credits continue after a participant ceases to be an eligible employee. Generally, interest credits are not made after a participant begins receiving benefits.

     As of September 30, 1999, the estimated annual benefits payable under the Ansell Pension Plan (including amounts payable under the Ansell Cash Balance Pension Restoration Plan, which is a nonqualified excess pension plan) to each executive upon retirement at normal retirement age (age 65) is as follows:

Yvan Beaudoin.............................................   $   688
Roland Nonnenmacher.......................................   $32,415

     Mr. Beaudoin has benefits under Canadian and Belgium government pension plans.

     Pacific Dunlop Executive Superannuation Fund. Messrs. Boon, Cox and Soszyn are entitled to benefits under the Pacific Dunlop Executive Superannuation Fund. This is a defined benefit fund under which benefits are determined using a formula based on the executive's class, length of service in the class and average final salary. An executive's class is based on the scope of responsibility and the level of and amount of benefits differs depending on which class an executive falls in. Participants are not required to, but are deemed to contribute 5% of their salary. Because the fund is in surplus, no amounts were required to be paid to the fund in respect of Messrs. Boon, Cox and Soszyn during fiscal 1999. When the fund is no longer in surplus, we are required to contribute to the fund on behalf of our executive officers who are participants.

     As of September 30, 1999, the estimated lump sum benefit payable under the Pacific Dunlop Executive Superannuation Fund upon retirement at normal retirement age (age 65) are as follows:

Harry Boon.....................................   7 times final salary
Jeffrey Cox....................................   7 times final salary
Peter Soszyn...................................   6.6 times final salary

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that each of our directors shall be indemnified to the fullest extent permitted by Delaware law if they are a party to any pending or threatened litigation, whether civil, criminal, administrative or investigative, by reason of the fact that the director is or was a director of Ansell. Our certificate of incorporation also provides that the board of directors may indemnify an Ansell officer, employee and agent to the extent that the board determines the indemnification is appropriate and permitted under Delaware law.

           RELATIONSHIP AND AGREEMENTS WITH THE PACIFIC DUNLOP GROUP

INTERCOMPANY AGREEMENTS

     After this offering, the Pacific Dunlop Stockholders will own at least 80% of our common stock. Prior to consummation of this offering, we will enter into a Services Agreement with Pacific Dunlop Limited, a Tax Sharing Agreement among our company and the U.S.-domiciled members of the Pacific Dunlop Group, a Registration Rights and Ownership Maintenance Agreement with the Pacific Dunlop Stockholders and a credit facility with Pacific Dunlop Limited.

     These agreements may be modified and additional agreements, arrangements and transactions may be entered into with the members of the Pacific Dunlop Group after this offering. We have a policy requiring all agreements and transactions between us and members of the Pacific Dunlop Group to be submitted for review, approval and authorization by our directors who are independent directors under the rules of the New York Stock Exchange. This policy could be changed by the Pacific Dunlop Group in the future.

     The following is a summary of the material provisions of these agreements. The summaries of each of these agreements are qualified in their entirety by reference to the full text of such agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is part.

     Services Agreement

     Pacific Dunlop Limited will agree to provide certain corporate services to us under the Services Agreement. The Services Agreement will have an initial term that expires on June 30, 2001, subject to automatic renewal for additional one year terms. The annualized charges for these services in Australian dollars (or A$) are A$550,000 plus charges for acquisition and manufacturing assistance ranging from A$1,000 to A$2,700 per person per day, depending on the experience of individuals involved (As of November 30, 1999 the noon buying rate published by the Federal Reserve Bank of New York was U.S.$0.6371, equivalent to A$1.00.) We will also reimburse Pacific Dunlop Limited for all out-of-pocket expenses it incurs in rendering such services.

     Services to be provided include the following:

     - assistance, on an as requested basis, in planning, negotiating and completing acquisitions,

     - insurance services,

     - assistance with media management and coordination of investor relations,

     - treasury, including coordination and implementation of internal and external borrowing, cash management, hedging currency and commodity exposure and interest rate management,

     - income tax return preparation and review and technical advice,

     - assistance, on an as requested basis, in reviewing manufacturing practices, costing systems, inventory management systems and site location,

     - legal services, including coordination of protection of trademark portfolio, provision and maintenance of trademark management infrastructure and assistance with litigation management, and

     - information technology and telecommunication services in Australia and New Zealand.

     In connection with hedging currency and commodity transactions for us, Pacific Dunlop Limited will act as a counterparty to us and set terms that it believes are terms that would be available to us in the open market. As a counterparty in hedging transactions, Pacific Dunlop Limited may enjoy better terms in offsetting transactions than the terms it gives us or may make money by not engaging in offsetting transactions.

     Registration Rights and Ownership Maintenance Agreement

     We will enter into a Registration Rights and Ownership Maintenance Agreement with the Pacific Dunlop Stockholders, under which we will grant them demand and "piggyback" registration rights for shares of our common stock that they own. Under this agreement, the Pacific Dunlop Stockholders will have the right to require us to file up to three registration statements under the Securities Act, which may be increased by an unlimited number of registration statements if effected on Form S-3, covering shares of our common stock owned by them. The Pacific Dunlop Stockholders will also have the right, if we file a registration statement, to require us to include their shares in such registration statement.

     Our obligations under the Registration Rights and Ownership Maintenance Agreement will be subject to certain limitations relating to the minimum amount of common stock to be included in a registration statement, the timing of the exercise of registration rights and other similar matters. We will pay all costs and expenses relating to the exercise of these registration rights, including all costs associated with preparing and filing a registration statement, printing fees, filing fees, listing costs and other similar costs and expenses. The Pacific Dunlop Stockholders are responsible for their own expenses, including underwriting fees, discounts or commissions and expenses of their legal counsel.

     We and each of the Pacific Dunlop Stockholders will indemnify the other parties for certain liabilities under the Securities Act, in connection with any registration under the Registration Rights and Ownership Maintenance Agreement. The Registration Rights and Ownership Maintenance Agreement will terminate when the Pacific Dunlop Stockholders own less than 5% of our outstanding common stock. We, along with the Pacific Dunlop Stockholders, have agreed with the underwriters, not to sell or otherwise dispose of any of our common stock for a period of 180 days after the closing of this offering without the prior written consent of Merrill Lynch & Co. See "Underwriting."

     Our agreement with the Pacific Dunlop Stockholders will also contain provisions that entitle the Pacific Dunlop Stockholders to retain their percentage ownership interest in us if we issue additional shares of common stock. Under these provisions, we will be required to establish a program to repurchase shares of our common stock from our public stockholders. We will be required to repurchase a sufficient number of shares pursuant to this program to ensure that, with respect to the issuance of common stock by us in the future upon exercise of stock options or for other general corporate purposes, the percentage of our common stock owned by the Pacific Dunlop Stockholders immediately after such issuance will be no lower than the Pacific Dunlop Stockholders' lowest percentage ownership of our common stock at any time after the consummation of this offering and prior to the time of such issuance. We will be required to provide information to the Pacific Dunlop Stockholders each month, or more frequently if requested, regarding the status of the repurchase program and previous and expected future issuances of common stock. We will also be obligated to notify the Pacific Dunlop Stockholders the day after the number of shares of common stock issued (including options to purchase common stock granted otherwise than pursuant to the Ansell Incentive Stock Plan or other
similar compensation options plan) in a month equals or exceeds           % of
the shares outstanding after going effect to such issuance. Our obligations with respect to this stock repurchase program will terminate at such time as Pacific Dunlop Stockholders own, collectively, less than 40% of our common stock.

     The Pacific Dunlop Stockholders also will have (1) a continuing option (which will be assignable by the Pacific Dunlop Stockholders to any of their affiliates) to buy from us, prior to the occurrence of any event that could result in a decrease in the percentage of common stock owned by the Pacific Dunlop Stockholders and their affiliates, a sufficient amount of common stock to ensure that the Pacific Dunlop Stockholders and their affiliates maintain the percentage ownership of our common stock then owned by them, and (2) a continuing option (which will be assignable by the Pacific Dunlop Stockholders to any of their affiliates) to buy from us 80% of any class of stock issued by us other than common stock. In the case where the event causing a decrease in ownership by the Pacific Dunlop Stockholders is the sale of shares for cash, the purchase price per share under both the options will be the price per share paid by a third party purchaser in connection with such sale. In all other cases, the purchase price per share under each option will be equal to either the average of the last sale price on each of the five immediately preceding trading days on a U.S. national securities exchange on which the shares are traded or, if the sale prices are unavailable, the value of the shares determined in accordance with procedures reasonably satisfactory to the Pacific Dunlop Stockholders and us. These options will terminate at such time as the Pacific Dunlop Stockholders own, collectively, less than 50% of our common stock.

     These provisions of the Registration Rights and Ownership Maintenance Agreement may have the effect of limiting our ability to use our capital stock as consideration for acquisitions.

     Ansell Credit Facility

     We will have a revolving credit agreement with Pacific Dunlop Limited that will allow us to borrow up to $200 million for up to three years. We can either borrow under a prime rate tranche or a LIBOR tranche. The prime rate tranche bears interest at prime rate as announced by J.P. Morgan and can be prepaid on any business day. The LIBOR tranche bears interest at the 90-day LIBOR plus 0.75% and can only be prepaid on the last day of a quarter. We can borrow in currencies other than U.S. dollars and then the interest rates for the different tranches will be determined by Pacific Dunlop Limited in good faith at rates equivalent to those described above for the currency we are borrowing. We expect to have borrowings of approximately $174.4 million under the credit agreement at the time of the closing of this offering.

     The credit agreement also permits us to maintain cash balances with Pacific Dunlop Limited on which it will pay us interest at the U.S. federal funds rate. The credit agreement provides that we will repay borrowings with excess cash flows.

     Tax Sharing Agreement

     The Ansell Group has been and, after this offering expects to continue to be, included in the U.S. consolidated federal income tax group of the Pacific Dunlop Group's U.S. domiciled subsidiaries and our tax liability will therefore be included in the consolidated federal income tax liability of the Pacific Dunlop Group. We also will be included with the Pacific Dunlop Group in consolidated or combined income tax filings for certain state and local tax jurisdictions.

     We and the U.S.-domiciled members of the Pacific Dunlop Group will enter into a Tax Sharing Agreement. The Tax Sharing Agreement, which will be effective for the fiscal year ended June 30, 2000, provides that we compute our U.S. income tax liability as if we filed on a separate income tax return basis and remit payment of such liability to the Pacific Dunlop Group, including making appropriate estimated payments quarterly to the Pacific Dunlop Group.

     The Tax Sharing Agreement will provide that in determining our future U.S. tax liability, we cannot reduce our tax liability by using carryforward tax benefits that were attributable to periods prior to our becoming less than 100% owned by members of the Pacific Dunlop Group. Accordingly, under the Tax Sharing Agreement, $87.8 million in U.S. tax net operating loss carryforwards will not be available to us to reduce future U.S. income tax liabilities we incur.

     The amount of any carryforward tax benefits that we generate after this offering will be available to us to reduce future tax liabilities we may have under the Tax Sharing Agreement to the same extent such carryforward tax benefits would have been available to reduce our income tax liabilities if we were computing and paying taxes on a separate return basis, whether or not the Pacific Dunlop Group has otherwise used such carryforward tax benefits to reduce its consolidated tax liability. We will not, however, be compensated by the Pacific Dunlop Group for the Pacific Dunlop Group's use of carryforward tax benefits. Under the Tax Sharing Agreement, we will be permitted to carryback tax benefits to prior years during which we were not 100% owned by members of the Pacific Dunlop Group.

     In the event we are no longer eligible to be part of the Pacific Dunlop Group's U.S. consolidated federal income tax group, during the fiscal year in which that were to occur, all unexpired carryforward tax benefits attributable to us under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations issued thereunder, and not already used by the Pacific Dunlop Group to reduce the Pacific Dunlop Group's U.S. consolidated tax liability, would revert to us, as provided by law, including any such carryforward tax benefits that were attributable to us prior to this offering. Accordingly, as long as the

Pacific Dunlop Group continues to maintain unused carryforward tax benefits attributable to us, the Pacific Dunlop Group has an incentive not to reduce its ownership of Ansell below 80%, the percentage ownership necessary to retain us as a member of the Pacific Dunlop Group's U.S. consolidated federal income tax group, although there is no guarantee this will not occur.

     The Tax Sharing Agreement will provide for substantially the same treatment for computing and paying state income taxes in those states where consolidated or unitary combined state income tax returns are required or elected as described above for federal income tax.

     It will also provide for the same treatment for all other members of the consolidated group as described above with respect to Ansell.

     Under applicable law and the Tax Sharing Agreement, the Pacific Dunlop Group will continue to have all of the rights and obligations of a parent of a consolidated income tax group (and similar rights provided for by applicable state and local law with respect to a parent of a consolidated or combined group), including: sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns); the power, in the Pacific Dunlop Group's sole discretion, to contest or compromise any asserted consolidated or combined tax adjustment or deficiency and to file, litigate or compromise any claim for refund of a consolidated or combined tax on behalf of us; and the authority to act as the sole and exclusive agent, for us in any and all other matters relating to consolidated or combined tax liabilities. However, the Pacific Dunlop Group and Ansell will agree to cooperate under the Tax Sharing Agreement to assist in the defense of claims relating to us.

     In general, we will be included in the Pacific Dunlop Group's consolidated group for federal income tax purposes for so long as the Pacific Dunlop Group beneficially owns at least 80% of the total voting power and value of our outstanding stock. Each member of a consolidated group is severally liable for the federal and in certain instances, state income tax liability of the group. Accordingly, although the Tax Sharing Agreement determines tax liabilities between Ansell and the Pacific Dunlop Group, during the period in which we are included in the Pacific Dunlop Group's consolidated federal and state income tax group, we could be liable in the event that any federal or state tax liability is incurred by the consolidated group but is not discharged by the Pacific Dunlop Group. The Pacific Dunlop Group will be required, under the terms of the Tax Sharing Agreement, to indemnify us for any consolidated or combined group tax liability of the Pacific Dunlop Group that we must pay to a taxing authority (including interest and penalties), except to the extent that such tax liability is attributable (as determined under the principles described above relating to the computation of tax sharing payments by us to the Pacific Dunlop Group) to us and we have not yet made a corresponding tax sharing payment to the Pacific Dunlop Group.

PACIFIC DUNLOP GROUP CREDIT AGREEMENTS

     The Pacific Dunlop Group's credit agreements may limit our ability to borrow money and restrict the way in which we structure our borrowings. Under such agreements, Pacific Dunlop Limited is obligated to cause its principal subsidiaries, including us, to comply with various covenants. These covenants may not always be in our best interests and may limit our future growth prospects. For example, these covenants limit our ability to sell our common stock and the stock of our subsidiaries. Additionally, we may not borrow under a secured credit agreement without providing the same security arrangement for borrowings by the Pacific Dunlop Group under its existing credit agreements with third parties. The covenants may also restrict the ability of the Pacific Dunlop Stockholders to sell additional shares of our common stock. Pacific Dunlop Limited may enter into credit agreements in the future that would impose similar or greater restrictions on us.

COMPOSITION OF BOARD OF DIRECTORS

     Our board will consist of seven members. Our certificate of incorporation provides that at least two directors may not be affiliated with Pacific Dunlop Limited (other than as a director of Ansell) or us and that one director is to be an executive officer of Ansell. Accordingly, up to four directors may be selected by the Pacific Dunlop Stockholders without restriction and may be executive officers or employees of, or members of, or otherwise affiliated with, the Pacific Dunlop Group.

REORGANIZATION

     In connection with the reorganization, we have agreed to indemnify the members of the Pacific Dunlop Group that sold us operating assets for any contingent liabilities arising out of, or relating to, the ownership of the assets sold, the operation of the transferred business or our breach of the terms of the agreement transferring such assets or business. See "Reorganization" and "Index to Financial Statements -- Ansell Healthcare Incorporated."

MAJORITY OWNERSHIP BY PACIFIC DUNLOP STOCKHOLDERS

     After this offering is completed, the Pacific Dunlop Stockholders will own at least 80% of our common stock. As majority stockholders, the Pacific Dunlop Stockholders will be able to control our business and affairs, including:

     - the election of our entire board of directors,

     - determinations with respect to mergers, other business combinations or the acquisition or disposition of material assets,

     - the amendment of our certificate of incorporation,

     - the power to determine all matters submitted to a vote of stockholders,

     - the power to delay, defer or prevent a change in control, and

     - the ability to take other actions that might be favorable to Pacific Dunlop Stockholders but not to our stockholders generally.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     All of the shares offered pursuant to this prospectus are being sold by PD International Pty. Limited, a member of the Pacific Dunlop Group. Before the offering, we were wholly owned by the Pacific Dunlop Stockholders, each of whom is a member of the Pacific Dunlop Group. After the completion of the offering, the Pacific Dunlop Stockholders will own, collectively, [ ]% of our outstanding common stock and [ ]% if the underwriters exercise the over-allotment option in full.

     The principal executive office of the ultimate parent of the Pacific Dunlop Stockholders, Pacific Dunlop Limited, is 101 Collins Street, Level 41, Melbourne, Victoria Australia 3000. We are not aware of any person or group other than the Pacific Dunlop Stockholders, that will beneficially own more than 5% of the outstanding shares of common stock after the offering.

                          DESCRIPTION OF CAPITAL STOCK

     In this section, we summarize the material provisions of our certificate of incorporation and bylaws, included as exhibits to our registration statement of which this prospectus is a part, and filed with the SEC. Please refer to these exhibits for additional details.

     Our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share. As of December 1, 1999, there were 1,000 shares of common stock and no shares of preferred stock outstanding. As of the date of this prospectus, there were three holders of record of common stock. All shares of common stock are, and the common stock being sold in this offering will be, when issued, fully paid and non-assessable.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, and will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferred rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities subject to any prior distribution rights and payment of any distributions to holders of outstanding preferred stock. Holders of common stock will have no preemptive, subscription, redemption or conversion rights. However, under the Registration Rights and Ownership Maintenance Agreement that we have entered into with the Pacific Dunlop Stockholders, the Pacific Dunlop Stockholders will have the right to retain their percentage ownership of our common stock. See "Relationship and Agreements with the Pacific Dunlop Group -- Registration Rights and Ownership Maintenance Agreement".

PREFERRED STOCK

     The board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series and to fix the rights, designation, preferences, privileges, limitations and restrictions thereof, including dividend rights, conversion rights, terms and rights of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, may issue shares of preferred stock with conversion, voting and other rights which could adversely affect the rights of the holders of shares of common stock.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder" (defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation). This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless:

     - the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder,

     - the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder, or

     - the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholders' proportionate share ownership in the corporation. Pacific Dunlop Limited and its subsidiaries will not be deemed interested stockholders for purposes of Section 203.

LIMITATION ON DIRECTORS' LIABILITIES

     Section 102 of the Delaware General Corporation Law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware General Corporation Law Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted, the personal liability of directors for monetary damages for breaches of fiduciary duty.

SPECIAL MEETING OF STOCKHOLDERS

     Our certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of the board of directors, the Chairman or the President. In addition, the certificate of incorporation provides that, after the date on which Pacific Dunlop Limited no longer owns, directly or indirectly, at least 50% of our outstanding common stock, our stockholders will not be allowed to take action by written consent.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND NOMINATION OF
DIRECTORS

     Our bylaws provide that stockholders seeking to bring business before, or nominate directors at, any annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be given in writing to the Secretary not less than 120 days prior to the anniversary date of the annual meeting from the prior year. The bylaws also specify requirements for the proper form of a stockholder's notice.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES

     The bylaws provide that we have at least seven directors, with the exact number fixed by the board of directors. Vacancies on the board of directors may be filled only by the affirmative vote of the remaining directors then in office or by a majority of the outstanding stock entitled to vote for directors. The Delaware General Corporation Law provides that directors may be removed with or without cause by the holders of a majority of the shares of stock entitled to vote generally on the election of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is [          ].

                        SHARES ELIGIBLE FOR FUTURE SALE

     We will have [     ] shares of common stock outstanding after this
offering. The shares sold in this offering will be freely tradable without restriction under the Securities Act.

SALE OF SHARES

     The [          ] million shares of common stock, ([     ] shares if the
over-allotment option is exercised in full,) that will continue to be owned by Pacific Dunlop Stockholders will be "restricted securities" within the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemptions contained in Rule 144 and Rule 144A Securities Act. We have an agreement with the Pacific Dunlop Stockholders that entitles them to request us to register the shares of our common stock that they hold. The sale of these shares pursuant to a registration statement would result in the shares becoming freely tradable. See "Relationship and Agreements with Pacific Dunlop
Group -- Registration Rights and Ownership Maintenance Agreement."

     Currently under Rule 144, the Pacific Dunlop Stockholders may sell within any three-month period a number of restricted shares that does not exceed the greater of (1) 1% of our then outstanding shares of common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to requirements concerning manner of sale, notice and availability of public information about us.

     The Pacific Dunlop Stockholders have agreed to a "lock up" at the request of the underwriters. Under the lock up, with exceptions, they cannot sell or otherwise dispose of any of our common stock in the public market for a period of 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch & Co. on behalf of the underwriters. See "Underwriting -- No Sales of Similar Securities."

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                           NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. Holder. For purposes of this discussion, a non-U.S. Holder is a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

     - a nonresident alien individual,

     - a foreign corporation,

     - a foreign estate or trust, and

     - a foreign partnership.

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code. Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

DISTRIBUTIONS

     If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute return of capital that is applied against your basis in the common stock to the extent these distributions exceed those earnings and profits. Dividends paid to a non-U.S. holder that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form W-8BEN or substitute form certifying to his qualification for the reduced rate.

     Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on a less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

     Dividends that are effectively connected with the conduct of a trade or business within the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form W-8ECI or substitute form certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

     Under certain U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining and applicability of a tax treaty rate.

However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to transition rules and a non-U.S. holder who wishes to claim the benefit of an applicable treaty rate, and avoid back-up withholding, as discussed below, would be required to satisfy applicable certification and other requirements.

     For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than a 30% rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries. U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in common stock.

     A non-U.S. holder eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - If the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder. The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates that it qualifies.

     - If a non-U.S. holder who is an individual and holds our common stock as a capital asset is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and specified other conditions are met, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses, despite the fact that the individual is not considered a resident of the United States.

     - If we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held the common stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded on an established securities market" (publicly traded) and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than 5% of our common stock. If the stock is not publicly traded or if you own more than 5% of the common stock and you are disposing of stock, you may request a statement from the company as to its status as a U.S. real property holding corporation.

FEDERAL ESTATE TAX

     Common stock owned by an individual who is not a citizen or resident, as defined for U.S. estate tax purposes, of the United States at the time of death will be included in that individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     United States federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information under the U.S. information reporting requirements. See the discussion under "Distributions" above for rules regarding backup withholding on dividends paid to non-U.S. holders after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

     - is a U.S. person,

     - is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

     - is a "controlled foreign corporation" as defined in the formal Internal Revenue Code, or

     - is a foreign partnership with specified U.S. connections for payments made after December 31, 2000.

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or the beneficial owner otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS FOR U.S. FEDERAL INCOME AND ESTATE TAX PURPOSES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITING

GENERAL

     Our common stock will be offered by our selling stockholder through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., as underwriters. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholder and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

                                                             NUMBER
UNDERWRITERS                                                OF SHARES
---------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.................................
Bear, Stearns & Co. Inc. ................................
J.P. Morgan Securities Inc. .............................
                                                            ---------
          Total..........................................
                                                            =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of the shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities. Pacific Dunlop Limited has guaranteed the payment by us and the selling stockholder of certain of these indemnification obligations.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us and the selling stockholder that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession of not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount of $ per share on sales to certain dealers to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total initial public offering price, underwriting discount to be paid by the selling stockholder to the underwriters and the proceeds before expenses to the selling stockholder. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                                           ---------   --------------   -----------
Public offering price....................................   $              $              $
Underwriting discount....................................   $              $              $
Proceeds to the selling stockholder......................   $              $              $

     The expenses of the offering, not including the underwriting discount, are
estimated at $     and are payable by the selling stockholder.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

OVER-ALLOTMENT OPTION

     The selling stockholder has granted an option to the underwriters to
purchase up to [          ] additional shares of common stock at the initial
public offering price, less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of common stock proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to [          ] of the shares offered by this
prospectus to be sold to some of our directors, officers and employees of Ansell and the Pacific Dunlop Group. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     The Pacific Dunlop Stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch & Co. Specifically, the Pacific Dunlop Stockholders have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

     We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "AHX". In order to meet the requirements for listing our common stock on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholder and the underwriters. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are

     - the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

     - our financial information,

     - the history of, and the prospects for, our company and the industry in which we compete,

     - an assessment of our management, our past and present operations, the prospects for, and timing of, our future revenues,

     - our present state of development, and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to our company.

     It is possible that an active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in bids or purchases that stabilize the price of our common stock, to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     The underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in the transactions described above or that these transactions, once commenced, will not be discontinued without notice.

RELATIONSHIPS WITH UNDERWRITERS

     Some of the underwriters or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and members of the Pacific Dunlop Group. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     Gardner, Carton & Douglas, Chicago, Illinois, will pass upon the validity of the common stock offered by this prospectus. Shearman & Sterling, New York, New York has acted as counsel to the underwriters in connection with certain legal matters relating to the common stock offered by this prospectus.

                                    EXPERTS

     The combined financial statements and related combined financial statement schedule of the Ansell Group as of June 30, 1998 and 1999 and for each of the years in the three-year period ended June 30, 1999 and the balance sheet of Ansell Healthcare Incorporated as of December 15, 1999, included in this prospectus, have been included herein in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                         WHERE TO FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement and the related exhibits and schedules. For further information with respect to us and the common stock, you should refer to the registration statement, including the related exhibits and schedules. The statements contained in this prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions and are not necessarily complete; each of these statements is qualified in its entirety by reference to the document.

     You may read and copy this registration statement, including the exhibits, without charge and obtain copies at prescribed rates at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain electronically filed documents, including registration statements, reports and proxy statements and other information, from the SEC's Web site at www.sec.gov. In addition, you can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     As a result of the offering, we will be subject to the requirements of the Exchange Act, which means that we will file reports, proxy statements and other information with the SEC on a periodic basis. You can read and copy these reports, proxy statements and other information we file with the SEC at the offices of the SEC and at the website listed above.

     We intend to furnish our stockholders with annual reports containing audited financial statements examined by our independent accountants for each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                ANSELL GROUP AND ANSELL HEALTHCARE INCORPORATED

Ansell Group Combined Financial Statements:
  Independent Auditors' Report..............................   F-2
  Combined Statements of Net Assets as of June 30, 1998 and
     1999 and as of September 30, 1999 (unaudited)..........   F-3
  Combined Statements of Operations for the years ended June
     30, 1997, 1998 and 1999 and for the three months ended
     September 30, 1998 and 1999 (unaudited)................   F-4
  Combined Statements of Changes in Net Assets and Other
     Comprehensive Income for the years ended June 30, 1997,
     1998 and 1999 and for the three months ended September
     30, 1999 (unaudited)...................................   F-5
  Combined Statements of Cash Flows for the years ended June
     30, 1997, 1998 and 1999 and for the three months ended
     September 30, 1998 and 1999 (unaudited)................   F-6
  Notes to the Combined Financial Statements for the years
     ended June 30, 1997, 1998 and 1999 and for the three
     months ended September 30, 1998 and 1999 (unaudited)...   F-7

Ansell Healthcare Incorporated:
  Independent Auditors' Report..............................  F-28
  Balance Sheet as of December 15, 1999.....................  F-29
  Notes to the Balance Sheet as of December 15, 1999........  F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Dunlop Limited:

     We have audited the accompanying combined statements of net assets of Ansell Group (as defined in Note 1) as of June 30, 1998 and 1999, and the related combined statements of operations, changes in net assets and other comprehensive income and cash flows for each of the years in the three-year period ended June 30, 1999. These combined financial statements are the responsibility of Ansell Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Ansell Group as of June 30, 1998 and 1999, and the combined results of their operations and their cash flows for each of the fiscal years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/ KPMG LLP
------------------------------------

Columbus, Ohio
September 10, 1999

                                  ANSELL GROUP

                       COMBINED STATEMENTS OF NET ASSETS
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                                  JUNE 30,
                                                             -------------------   SEPTEMBER 30,
                                                               1998       1999         1999
                                                             --------   --------   -------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................   $53,668    $59,132      $84,775
  Trade accounts receivable, net...........................   133,578    133,351      134,249
  Inventories..............................................   121,254    130,089      141,367
  Deferred taxes...........................................     7,203      6,924        8,440
  Other current assets.....................................    14,553     20,272       21,229
                                                             --------   --------     --------
          Total current assets.............................   330,256    349,768      390,060
Property, plant and equipment, net.........................   158,441    211,809      212,918
Intangibles, net...........................................   257,396    265,580      263,794
Deferred taxes.............................................     4,185         --           --
Other assets...............................................     5,645      9,237        8,805
                                                             --------   --------     --------
          Total assets.....................................  $755,923   $836,394     $875,577
                                                             ========   ========     ========
LIABILITIES AND NET ASSETS
Current liabilities:
  Trade accounts payable...................................   $63,352    $65,375      $64,393
  Accrued and other liabilities............................    22,943     22,167       21,131
  Taxes payable............................................     4,578      1,760        6,370
  Revolving lines of credit due to affiliates..............   336,301    379,402      410,189
  Current portion of long-term debt........................     3,109     27,458       33,821
                                                             --------   --------     --------
          Total current liabilities........................   430,283    496,162      535,904
Long-term debt, net of current portion.....................    10,475      1,811        1,793
Deferred taxes.............................................        --      4,063        3,733
Other long-term liabilities................................    20,078     23,704       25,218
                                                             --------   --------     --------
          Total liabilities................................   460,836    525,740      566,648
                                                             --------   --------     --------
Minority interest..........................................     7,308      9,124        9,785
                                                             --------   --------     --------
Net assets:
  Capital employed.........................................   358,964    366,278      365,428
  Accumulated other comprehensive income -- foreign
     currency translation adjustment.......................   (71,185)   (64,748)     (66,284)
                                                             --------   --------     --------
          Total net assets.................................   287,779    301,530      299,144
                                                             --------   --------     --------
Commitments and contingencies
          Total liabilities and net assets.................  $755,923   $836,394     $875,577
                                                             ========   ========     ========

        See the accompanying notes to the combined financial statements.

                                  ANSELL GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                                           THREE MONTHS ENDED
                                            YEARS ENDED JUNE 30,             SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1997        1998        1999        1998        1999
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Net sales...........................  $669,749    $735,263    $738,382    $173,005    $173,847
Cost of goods sold..................   452,529     487,785     483,464     113,274     113,378
                                      --------    --------    --------    --------    --------
  Gross profit......................   217,220     247,478     254,918      59,731      60,469
Selling, general and administrative
  expenses..........................   125,760     138,501     149,621      34,637      39,054
Research and development expenses...    10,435       8,824       8,315       2,034       2,205
Restructuring charges...............        --          --       1,298       1,046          --
Amortization of intangibles.........     5,877       7,127       8,786       2,131       2,228
                                      --------    --------    --------    --------    --------
  Income from operations............    75,148      93,026      86,898      19,883      16,982
Other (income) expense:
  Interest expense, net.............    25,055      21,054      21,128       4,841       6,095
  Foreign currency transactions,
     net............................     1,696      (4,438)     (2,044)       (106)     (1,171)
  Other.............................      (480)         (3)        760          (6)        (30)
                                      --------    --------    --------    --------    --------
                                        26,271      16,613      19,844       4,729       4,894
                                      --------    --------    --------    --------    --------
  Income before taxes and minority
     interests......................    48,877      76,413      67,054      15,154      12,088
Income taxes........................    10,026       9,202      10,967       2,453       2,450
Minority interests..................     3,085       4,343       3,468       1,587         658
                                      --------    --------    --------    --------    --------
          Net income................   $35,766     $62,868     $52,619     $11,114      $8,980
                                      ========    ========    ========    ========    ========

        See the accompanying notes to the combined financial statements.

                                  ANSELL GROUP

                COMBINED STATEMENTS OF CHANGES IN NET ASSETS AND
                           OTHER COMPREHENSIVE INCOME
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                                        ACCUMULATED
                                                                           OTHER
                                                           CAPITAL     COMPREHENSIVE
                                                           EMPLOYED       INCOME         TOTAL
                                                           --------    -------------    --------
NET ASSETS AT JULY 1, 1996...............................  $252,973      $(34,844)      $218,129
Capital transactions with affiliates.....................    20,429            --         20,429
Comprehensive income:
  Net income.............................................    35,766            --         35,766
  Foreign currency translation adjustment................        --         1,205          1,205
                                                                                        --------
          Total comprehensive income.....................                                 36,971
                                                           --------      --------       --------
NET ASSETS AT JUNE 30, 1997..............................   309,168       (33,639)       275,529
Capital transactions with affiliates.....................   (13,072)           --        (13,072)
Comprehensive income:
  Net income.............................................    62,868            --         62,868
  Foreign currency translation adjustment................        --       (37,546)       (37,546)
                                                                                        --------
          Total comprehensive income.....................                                 25,322
                                                           --------      --------       --------
NET ASSETS AT JUNE 30, 1998..............................   358,964       (71,185)       287,779
Capital transactions with affiliates.....................   (45,305)           --        (45,305)
Comprehensive income:
  Net income.............................................    52,619            --         52,619
  Foreign currency translation adjustment................        --         6,437          6,437
                                                                                        --------
          Total comprehensive income.....................                                 59,056
                                                           --------      --------       --------
NET ASSETS AT JUNE 30, 1999..............................   366,278       (64,748)       301,530
Capital transactions with affiliates (unaudited).........    (9,830)           --         (9,830)
Comprehensive income:
  Net income (unaudited).................................     8,980            --          8,980
  Foreign currency translation adjustment (unaudited)....        --        (1,536)        (1,536)
                                                                                        --------
          Total comprehensive income (unaudited).........                                  7,444
                                                           --------      --------       --------
NET ASSETS AT SEPTEMBER 30, 1999 (UNAUDITED).............  $365,428      $(66,284)      $299,144
                                                           ========      ========       ========

        See the accompanying notes to the combined financial statements.

                                  ANSELL GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                                                        THREE MONTHS ENDED
                                                             YEARS ENDED JUNE 30,         SEPTEMBER 30,
                                                         ----------------------------   ------------------
                                                           1997      1998      1999      1998       1999
                                                         --------   -------   -------   -------    -------
                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................   $35,766   $62,868   $52,619   $11,114     $8,980
    Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation.....................................    19,804    19,002    21,728     5,162      6,066
      Amortization of intangibles......................     5,877     7,127     8,786     2,131      2,228
      Deferred income taxes............................    (2,639)    5,024     3,375    (1,913)    (1,883)
      Loss (gain) on sales of property, plant &
         equipment.....................................       101     2,119       385       (17)       (31)
      Minority interest................................     3,085     4,343     3,468     1,587        658
    Changes in assets and liabilities, net of effects
      of acquisitions:
      Trade accounts receivable, net...................    (7,074)  (18,443)   12,648    (4,566)    (2,733)
      Inventories......................................    13,328    (5,957)     (380)  (18,598)   (13,038)
      Other current assets.............................     3,465       826    (3,523)  (10,631)    (1,234)
      Trade accounts payable...........................     9,896     1,924    (3,317)    3,414        (77)
      Accrued and other liabilities....................     2,995    (2,971)   (1,571)    6,626       (727)
      Taxes payable....................................     2,407    (1,634)   (3,190)      (76)     4,653
      Other long-term assets and liabilities...........     4,919    11,633    (3,599)   14,741      1,027
                                                         --------   -------   -------   -------    -------
         Net cash provided by operating activities.....    91,930    85,861    87,429     8,974      3,889
                                                         --------   -------   -------   -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and
    equipment..........................................       491     4,838     1,122       329        322
  Purchase of property, plant and equipment............   (31,272)  (34,049)  (57,926)  (16,546)   (11,743)
  Payments for acquisitions, net of cash acquired......   (59,243)  (13,083)  (33,360)       --         --
                                                         --------   -------   -------   -------    -------
         Net cash used in investing activities.........   (90,024)  (42,294)  (90,164)  (16,217)   (11,421)
                                                         --------   -------   -------   -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) of third party debt..........   (15,746)    5,176    10,718    (6,558)     6,737
  Affiliates borrowings (repayments)...................      (406)   (5,852)   39,003    35,479     27,176
  Capital contributions from affiliates................    29,975     1,931    22,935        --         --
  Dividends paid to affiliates.........................    (9,546)  (15,003)  (68,240)       --         --
                                                         --------   -------   -------   -------    -------
         Net cash provided by (used in) financing
           activities..................................     4,277   (13,748)    4,416    28,921     33,913
Effect of exchange rate changes on cash and cash
  equivalents..........................................    (1,138)   (4,393)    3,783     5,232       (738)
                                                         --------   -------   -------   -------    -------
Net increase in cash and cash equivalents..............     5,045    25,426     5,464    26,910     25,643
Cash and cash equivalents:
  Beginning of period..................................    23,197    28,242    53,668    53,668     59,132
                                                         --------   -------   -------   -------    -------
  End of period........................................   $28,242   $53,668   $59,132   $80,578    $84,775
                                                         ========   =======   =======   =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest, net of amounts capitalized...............   $27,027   $23,443   $23,883    $5,919     $6,678
    Income taxes.......................................    10,764     5,417     4,268     1,018        165
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Payable to seller for acquisition....................    $9,500        --        --        --         --
  Reduction in affiliate debt due to transfer of PD
    Asia -- AIT to Pacific Dunlop Group................        --        --        --        --    $(8,719)

        See the accompanying notes to the combined financial statements.

                                  ANSELL GROUP

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

(1) BASIS OF PRESENTATION

     The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") on a basis which reflects the combined assets and liabilities ("net assets") and sales, costs of sales and other income and expenses ("operations") and cash flows of the companies constituting Ansell Group ("Ansell Group"). Ansell Group consists of the entities set forth below and their respective subsidiaries directly or indirectly owned by Pacific Dunlop Limited ("PDL" which, together with its subsidiaries, are referred to as the Pacific Dunlop Group)assuming that Ansell Group was organized as a separate legal entity for all periods presented. (Ownership percentage is 100% unless otherwise indicated):

                                                              JURISDICTION OF
ENTITY                                                          ORGANIZATION
------                                                        ----------------
North American companies:
Ansell Services Inc. .......................................     United States
  Ansell Protective Products, Inc. .........................     United States
  Ansell Healthcare Products Inc. USA.......................     United States
  Ansell Industrial de Mexico S.A. de C.V...................            Mexico
  Ansell Perry de Mexico S.A. de C.V........................            Mexico
  Ansell Canada Inc. .......................................            Canada
  Comercializadona GNK S.A. de C.V..........................            Mexico
  Golden Needles de Mexico S.A. de C.V......................            Mexico
European companies:
  Ansell GmbH...............................................           Germany
  Ansell S.A................................................            France
     Laboratories Degan S.A.................................            France
  Ansell UK Ltd.............................................    United Kingdom
     Mates Vending Ltd......................................    United Kingdom
  Ansell Glove Company Ltd..................................    United Kingdom
     Golden Needles Knitting and Glove Company Ltd..........    United Kingdom
  Ansell Protective Products Europe NV......................           Belgium
Asian and Pacific companies:
  Ansell Australian Division................................         Australia
  Ansell New Zealand Division...............................       New Zealand
  Ansell (Thailand) Ltd.....................................          Thailand
  Suretex Limited...........................................          Thailand
     STX Prophylactics S.A. (Proprietary) Ltd...............      South Africa
     Latex Investments Ltd..................................          Thailand
       Suretex Prophylactics India Ltd......................             India
  Ansell Lanka (Pvt) Ltd....................................         Sri Lanka
  PDOCB Pty Ltd.............................................         Australia
     Ansell Medical Product Pvt Ltd.........................             India
  Kemwell International Limited (74.8% owned by Ansell                   India
     Group).................................................
  JK Ansell Ltd (50% owned by Ansell Group).................             India
  Pacific Dunlop Japan KK...................................             Japan

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                              JURISDICTION OF
ENTITY                                                          ORGANIZATION
------                                                        ----------------
PD Holdings (Malaysia) Sdn Bhd..............................          Malaysia
  Ansell Malaysia Sdn Bhd (75% owned by Ansell Group).......          Malaysia
  Ansell Medical Sdn Bhd (75% owned by Ansell Group)........          Malaysia
  Ansell NP Sdn Bhd (75% owned by Ansell Group).............          Malaysia
  Ansell (Kedah) Sdn Bhd....................................          Malaysia
  Ansell Ambi Sdn Bhd.......................................          Malaysia
  Ansell (Kulim) Sdn Bhd....................................          Malaysia

     PDL has reorganized Ansell Group into Ansell Healthcare Incorporated ("Ansell Healthcare") as more fully described in Note 13 (Subsequent Events). In the opinion of Ansell Group's management, the accompanying combined financial statements include all material expenses that Ansell Group would have incurred had it been operating as an independent entity for all periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Business

     Ansell Group is a designer, developer, manufacturer and marketer of protective gloves and condoms for use in professional, occupational and personal healthcare applications. Ansell Group also manufactures and sells certain related products. Ansell Group's manufacturing facilities are located in the United States, Malaysia, Thailand, Sri Lanka, India, Mexico and the United Kingdom. Its principal executive offices are located in Red Bank, New Jersey, in the United States.

  (b) Principles of Combination

     The combined financial statements include the entities listed in Note 1. All transactions and balances between the companies listed in Note 1 have been eliminated.

  (c) Unaudited Interim Financial Information

     The interim combined statement of net assets of Ansell Group as of September 30, 1999, the statements of operations, changes in net assets and other comprehensive income, and cash flows for the three months ended September 30, 1998 and 1999 are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position, results of operations and cash flows, have been included in such unaudited financial statements. The result of operations for the three months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

  (d) Cash and Cash Equivalents

     Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

  (e) Inventories

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first in, first out (FIFO) method.

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  (f) Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Ansell Group capitalized interest of approximately $540, $602 and $1,009 for the fiscal years ended June 30, 1997, 1998 and 1999, respectively. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings...............................    40 years
Plant and equipment.....................    5 to 10 years
Leasehold improvements..................    Shorter of useful life or lease term

  (g) Goodwill and Brand Names

     Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over estimated periods to be benefited (not exceeding 40 years). Brand names are recorded at cost and are amortized over 40 years, the estimated useful life.

     Ansell Group assesses the recoverability of goodwill and brand names by determining whether the amortization of the respective goodwill and brand names balance over its remaining life can be recovered from undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Ansell Group's average cost of funds. The assessment of the recoverability of goodwill and brand names will be impacted if estimated undiscounted future operating cash flows are not achieved.

  (h) Taxation

     Ansell Group files its own tax returns in each jurisdiction in which it operates, except in certain jurisdictions where it files jointly with other PDL subsidiaries. Ansell Group has a tax sharing arrangement with those PDL subsidiaries in these countries to share the tax burden or benefits based upon each company's results.

     Taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which Ansell Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (i) Advertising

     Advertising costs are expensed as incurred. Advertising costs are classified as selling, general and administrative expenses in the combined statements of operations and amounted to approximately $13,116, $12,889 and $12,686 during the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

  (j) Currency Translation and Transactions

     The reporting currency for the combined financial statements of Ansell Group is the U.S. dollar. The functional currency for each member of Ansell Group's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the U.S. dollar are included in the combination by translating the assets and liabilities into the reporting

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-U.S. dollar functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated as other comprehensive income which is a separate component of net assets. Currency transaction gains or losses arising from transactions of Ansell Group's companies in currencies other than the functional currency are included in operations at each reporting period.

  (k) Pension and Other Post-Retirement Plans

     Ansell Group has defined benefit pension plans covering its U.S. subsidiaries' employees. The benefits are based either on years of service or the employee's average compensation during their employment. The cost of these plans is being funded currently.

     Ansell Group also sponsors two defined benefit health care plans which cover certain retirees and current employees of two U.S. operating units. Ansell Group pays benefits under the plans when due and does not fund its plan obligations as they accrue. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

     Certain Ansell Group companies sponsor defined contribution plans. Benefits are determined and funded annually based upon the terms of the plans. Contributions under these plans amounted to $2,935, $3,353, and $3,166, for the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

  (l) Derivative Financial Instruments

     Ansell Group has only limited involvement with derivative financial instruments and does not use them for trading purposes. These instruments are in the form of currency and commodity forward/futures contracts and are used as a hedge against anticipated currency and commodity price exposures. The transactions which may be covered are future profits on specific sales of overseas controlled entities and future foreign exchange and commodity requirements. The transactions do not exceed 18 months duration and hedge future transactions that will occur within Ansell Group during this time frame. Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying physical exposure they hedge. Accordingly, hedge gains and losses are included in the combined statement of operations when the gain or loss arising on the related physical exposures are recognized.

  (m) Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, trade accounts receivable, other current assets and current liabilities approximates fair market value because of the short-term maturity of these financial instruments. It is not practical to determine the fair value of balances with PDL due to the related party nature of these financial instruments. The carrying of debt payable to third parties approximates fair value, as the debt was recently issued. The other financial instruments are not significant to the combined financial statements.

  (n) Concentration of Credit Risk and Commodity Risk

     Ansell Group's revenue base is widely diversified by geographic region and by individual customer. Ansell Group's products are utilized in many different industries. Ansell Group performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     Ansell Group is subject to risk associated with the consistent availability of raw rubber harvested from independent growers and processed into latex concentrate by plant operators in Malaysia and Thailand. Ansell Group enters into commodity forward contracts to offset Ansell Group's exposure to the potential

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

change in prices mainly for raw rubber and latex concentrate used in the manufacturing of Ansell Group's gloves and condoms.

  (o) Revenue Recognition

     Revenue is recognized when title to a product has transferred.

  (p) Impairment of Long-Lived Assets

     Ansell Group accounts for long-lived assets and certain identifiable intangibles by reviewing for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (q) Comprehensive Income

     Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the combined statements of changes in net assets.

  (r) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  (s) Recent Accounting Pronouncements

     In June 1999, SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133, was issued. This Statement amended the effective date of the application of the SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters or years beginning after June 15, 2000. Ansell Group has not yet analyzed the impact of this pronouncement on its combined financial statements.

(3) ACQUISITIONS

     Ansell Group acquired four businesses during the fiscal years ended June 30, 1997, 1998 and 1999. All of these transactions were accounted for under the purchase method of accounting and the funds for these transactions were provided by the Pacific Dunlop Group. The following paragraphs summarize these transactions.

     In April 1997, Ansell Group acquired the assets of Golden Needles Knitting, Inc. (GNK). GNK principally manufactures protective gloves in North Carolina. The purchase price of $81.2 million of which $71.7 million was paid in cash, $61.3 million and $10.4 million during the fiscal years ended June 30, 1997 and 1998, respectively, and $9.5 million is a note payable due April 23, 2000. The purchase price exceeded the fair value of the net assets acquired by approximately $61.4 million, which was allocated between

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

goodwill and intangibles. Goodwill and intangibles are being amortized on a straight-line basis over 40 years.

     In September 1997, Ansell Group entered into a joint venture to acquire 50% of JK Chemicals Limited for $2.7 million in cash. Now known as JK Ansell, Ltd., it manufactures and markets condoms in India and other geographical areas. The purchase price exceeded the fair value of the net assets acquired by approximately $1.6 million, which is being amortized on a straight-line basis over 20 years.

     In September 1998, Ansell Group acquired 74.8% of Kemwell International Limited (Kemwell) for $7.6 million in cash. Kemwell is a manufacturer of latex gloves located in India. The purchase price exceeded the fair value of assets acquired by approximately $5.1 million, which is being amortized on a straight-line basis over 20 years.

     In November 1998, Ansell Group acquired Suretex Limited (Suretex), a condom, glove and rubber band manufacturer for $26.4 million in cash. Suretex has manufacturing facilities in Thailand and India, as well as packaging facilities in South Africa. The purchase price exceeded the fair value of assets acquired by approximately $11.6 million, which is being amortized on a straight-line basis over 20 years.

     The results of the above mentioned acquired businesses have been included in the combined financial statements since the acquisition date.

     The following unaudited pro forma information presents a summary of combined results of operations including the Suretex and Kemwell acquisitions mentioned above as if the acquisitions had occurred on the first day of the fiscal year prior to the fiscal year in which the acquisitions had occurred:

                                                                1998        1999
                                                              --------    --------
                                                                  (UNAUDITED)
Net sales...................................................  $766,345    $740,822
Net income..................................................   $56,643     $52,388

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the fiscal year prior to the fiscal year in which the acquisitions occurred, or of future results of operations of the combined entities.

(4) BALANCE SHEET COMPONENTS

  (a) Trade Accounts Receivable, Net

     Trade accounts receivable, net, consisted of the following at June 30:

                                                                1998        1999
                                                              --------    --------
Trade accounts receivable...................................  $142,377    $144,084
Allowance for doubtful accounts.............................    (2,745)     (4,318)
Allowance for rebates and other claims......................    (6,054)     (6,415)
                                                              --------    --------
                                                              $133,578    $133,351
                                                              ========    ========

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  (b) Inventories

     Inventories consisted of the following at June 30:

                                                                1998        1999
                                                              --------    --------
Raw materials and other.....................................   $24,745     $18,619
Work in progress............................................    14,669      20,204
Finished goods..............................................    81,840      91,266
                                                              --------    --------
                                                              $121,254    $130,089
                                                              ========    ========

     The unaudited September 30, 1999 inventories consisted of: raw materials and other $28,884, work in progress $31,003, and finished goods $81,480.

  (c)  Other Current Assets

     Other current assets consisted of the following at June 30:

                                                               1998       1999
                                                              -------    -------
Prepaid expenses............................................   $2,420     $3,806
Other current assets........................................   12,133     16,466
                                                              -------    -------
                                                              $14,553    $20,272
                                                              =======    =======

  (d) Other Assets

     Other assets consisted of the following at June 30:

                                                               1998      1999
                                                              ------    ------
Cash surrender value of life insurance......................  $4,689    $5,484
Other.......................................................     956     3,753
                                                              ------    ------
                                                              $5,645    $9,237
                                                              ======    ======

  (e) Property, Plant and Equipment, Net

     Property, plant and equipment, net, consisted of the following at June 30:

                                                                1998        1999
                                                              --------    --------
Land........................................................      $214      $1,635
Buildings and leasehold improvements........................    40,346      48,759
Plant and equipment.........................................   205,814     249,235
Construction in progress....................................    19,465      43,621
                                                              --------    --------
                                                               265,839     343,250
Less accumulated depreciation...............................  (107,398)   (131,441)
                                                              --------    --------
                                                              $158,441    $211,809
                                                              ========    ========

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  (f) Intangibles, Net

     Intangibles, net, consisted of the following at June 30:

                                                                1998        1999
                                                              --------    --------
Goodwill, less accumulated amortization of $50,918 and
  $59,845 in 1998 and 1999, respectively....................  $203,578    $214,934
Brand names, less accumulated amortization of $7,161 and
$8,763 in 1998 and 1999, respectively.......................    53,818      50,646
                                                              --------    --------
                                                              $257,396    $265,580
                                                              ========    ========

  (g) Accrued and Other Liabilities

     Accrued and other liabilities consisted of the following at June 30:

                                                               1998       1999
                                                              -------    -------
Employee compensation and benefits..........................   $9,540     $7,193
Other.......................................................   13,403     14,974
                                                              -------    -------
                                                              $22,943    $22,167
                                                              =======    =======

  (h) Other Long-term Liabilities

     Other long-term liabilities consisted of the following at June 30:

                                                               1998       1999
                                                              -------    -------
Employee compensation and benefits..........................   $3,218     $5,142
Pension and other post-retirement benefits..................   10,299     15,808
Other.......................................................    6,561      2,754
                                                              -------    -------
                                                              $20,078    $23,704
                                                              =======    =======

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     Credit risk on off-balance sheet derivative contracts is minimized as counterparties to the transactions arranged through PDL are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Ansell Group management believes that exposure to any single counterparty or group of counterparties is not material. Ansell Group exposure is first with PDL who initiated the transactions. The table below displays the face value, credit risk and net fair value of off-balance sheet financial instruments outstanding at June 30, 1997, 1998 and 1999.

  Face Value

     This is the contract's value upon which a market rate is applied to produce a gain or loss that becomes the settlement value of the derivative financial instrument.

  Credit Risk

     This is the maximum exposure to Ansell Group in the event that all counterparties who have amounts outstanding to Ansell Group under derivative financial instruments, fail to honor their side of the contracts. Ansell Group's exposure is almost entirely (over 99%) to banks. Amounts owed by Ansell Group under derivative financial instruments are not included.

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  Net Fair Value

     This is the amount at which the instrument could be extinguished between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed (to)/from financial institutions under all derivative financial instruments would have been $15.1 million, $(1.5) million and $(8.7) million if all contracts were closed out on June 30, 1997, 1998 and 1999, respectively.

                                 FACE VALUE              CREDIT RISK          NET FAIR VALUE
                           -----------------------   -------------------   ---------------------
                            1997    1998     1999    1997    1998   1999   1997    1998    1999
                           ------   -----   ------   -----   ----   ----   -----   -----   -----
                                 (MILLIONS)              (MILLIONS)             (MILLIONS)
FOREIGN EXCHANGE
CONTRACTS
Purchase/Sales Contracts
  -- U.S. dollars........   $95.7    $2.0    $14.1    $4.0   $0.1   --      $4.0    $0.1   $(1.1)
  -- Australian
     dollars.............   257.6     3.5     11.3      --     --   --        --      --      --
  -- Malaysian dollars...    51.1     1.9       --     2.1     --   --       2.1    (0.1)     --
  -- Belgium francs......    17.6      --       --     0.1     --   --       0.3      --      --
  -- Canadian dollars....    22.9      --       --     1.0     --   --       1.0      --      --
  -- Deutsche marks......    42.3      --       --     0.7     --   --       0.8      --      --
  -- French francs.......    31.6      --       --     0.5     --   --       0.6      --      --
  -- British pounds......    43.7      --     44.6     2.6     --   --       2.6      --      --
  -- Sri Lanka rupees....      --    15.8     14.7      --     --   --        --      --      --
  -- Euro dollars........      --      --     95.5      --     --   --        --      --      --
  -- Other currencies....    41.7     2.3     17.5     4.2    0.1   --       3.5    (1.5)   (7.6)
COMMODITY CONTRACTS
Commodity Futures
  -- U.S. dollars........      --      --       --      --     --   --        --      --      --
  -- Other currencies....     4.2      --       --     0.2     --   --       0.2      --      --
                           ------   -----   ------   -----   ----    --    -----   -----   -----
          Total..........  $608.4   $25.5   $197.7   $15.4   $0.2   --     $15.1   $(1.5)  $(8.7)
                           ======   =====   ======   =====   ====    ==    =====   =====   =====

  Credit Risk by Maturity

     The following table indicates the value of amounts owed by counterparties with maturity ranges. Based on Ansell Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to Ansell Group of the counterparty default loss is not material.

                                   FOREIGN EXCHANGE
                                  RELATED CONTRACTS      COMMODITY CONTRACTS           TOTAL
                                 --------------------   ---------------------   -------------------
                                 1997    1998   1999    1997    1998    1999    1997    1998   1999
                                 -----   ----   -----   -----   -----   -----   -----   ----   ----
                                      (MILLIONS)             (MILLIONS)             (MILLIONS)
TERM
0 to 6 months..................   $8.7   $0.2      --   $0.2      --      --     $8.9   $0.2     --
6 to 12 months.................    6.5     --      --     --      --      --      6.5     --     --
1 to 2 years...................     --     --      --     --      --      --       --     --     --
                                 -----   ----   -----   ----    ----     ---    -----   ----   ----
          Total................  $15.2   $0.2      --   $0.2      --      --    $15.4   $0.2     --
                                 =====   ====   =====   ====    ====     ===    =====   ====   ====

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  Market or Liquidity Risk

     Ansell Group seeks to reduce the risk of being forced to exit derivative financial instrument positions at below their real worth or of finding it cannot exit the position at all, due to lack of liquidity in the market. This is accomplished by dealing only in liquid contracts dealt by many counterparties; and by dealing only in large and highly liquid and stable international markets.

  Hedges and Anticipated Future Transactions

     Ansell Group enters into certain foreign exchange derivative transactions to hedge anticipated future transactions. At the end of the year, the transaction gains and (losses), both realized and unrealized, are calculated and if the future transaction remains assured they are deferred in the statement of net assets. At June 30, 1997, 1998 and 1999, Ansell Group had deferred gains of $1.4 million, $0.3 million and $3.5 million, respectively. Terms of anticipated transaction exposure are less than one year.

(6) REVOLVING LINES OF CREDIT DUE TO AFFILIATES

     Certain Ansell Group entities maintain revolving credit agreements with PDL affiliated entities that are not part of Ansell Group. Interest rates on these revolving credit agreements due to affiliates varied from 0% to 7.75% in fiscal 1999. Amounts outstanding under these revolving lines of credit due to affiliates are payable on demand and totaled $336,301 and $379,402 at June 30, 1998 and 1999, respectively.

     $40 million of non-interest bearing payables to affiliates are included in the revolving lines of credit due to affiliate balance at June 30, 1998 and 1999. In addition, for those entities which are divisions, effective July 1, 1997, Pacific Dunlop Group determined that a portion of the debt outstanding would be treated as permanently invested and bear no interest charge. If all debt outstanding were interest bearing, such interest (using the weighted average interest rate charged by PDL during the period) would have increased by $7.8 million, and $7.5 million during 1998 and 1999, respectively.

(7) DEBT

     Long-term debt at June 30, 1998 and 1999 was $10,475 and $1,811, respectively. Long-term debt consisted of the following at June 30:

    DESCRIPTION               INTEREST RATE                     MATURITIES              1998      1999
--------------------  ------------------------------  -------------------------------  -------   -------
Bank and other loans  Varying interest rates between  Varies between October 15, 1999
-- secured              4.22% and 20.00%                and July 2, 2002                $1,411    $3,218
Bank and other loans  Varying interest rates between  Varies between October 15, 1999
  -- unsecured          4.22% and 20.00%                and July 2, 2002                   142     1,166
Trade bills payable   Varies                          Varies                             2,531        --
Belgian revolving
  line of credit      Interest rate of 3.75%          December 31, 1999                     --    15,385
Note payable          Interest rate of 7.75% and      April 23, 2000                     9,500     9,500
                        8.50% at June 30, 1998 and
                        1999, respectively.
                                                                                       -------   -------
                                                                                        13,584    29,269
                                                      Less: current portion             (3,109)  (27,458)
                                                                                       -------   -------
                                                      Total long-term debt             $10,475    $1,811
                                                                                       =======   =======

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     Certain borrowings are secured by cash deposits and plant and equipment.

     Ansell Protective Products Europe NV maintains a line of credit with borrowings up to 810 million Belgian francs ($20.8 million). Total borrowings under this line of credit were 600 million Belgian francs ($15.4 million) at June 30, 1999.

     A portion of the 1997 acquisition of the assets of Golden Needles Knitting, Inc. was financed through a $9.5 million note payable to the sellers, which bears interest equal to the prime rate and is due on April 23, 2000.

     Debt maturities for each of the next five years are $27,458 in 2000, $571 in 2001, $1,083 in 2002, $157 in 2003 and $0 in 2004.

     Interest expense on the revolving lines of credit due to affiliates and debt consisted of the following for the years ended June 30:

                                                         1997       1998       1999
                                                        -------    -------    -------
Affiliates............................................  $24,241    $19,382    $19,854
Third-parties.........................................    2,786      4,061      4,029
                                                        -------    -------    -------
          Total interest expense......................   27,027     23,443     23,883
Interest income.......................................   (1,972)    (2,389)    (2,755)
                                                        -------    -------    -------
          Interest expense, net.......................  $25,055    $21,054    $21,128
                                                        =======    =======    =======

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

(8)  BENEFIT PLANS

     The following table sets forth the funded status and amounts recognized in the combined financial statements for Ansell Group's defined benefit plans as of March 31, adjusted for fourth quarter contributions:

                                                1998                              1999
                                   ------------------------------    ------------------------------
                                   ASSETS EXCEED     ACCUMULATED     ASSETS EXCEED     ACCUMULATED
                                    ACCUMULATED       BENEFITS        ACCUMULATED       BENEFITS
                                     BENEFITS       EXCEED ASSETS      BENEFITS       EXCEED ASSETS
                                   -------------    -------------    -------------    -------------
Change in benefit obligation:
  Benefit obligation at beginning
     of year.....................     $1,833           $35,143          $2,194           $46,647
  Service cost...................         19             2,045              19             2,349
  Interest cost..................        148             3,180             152             2,974
  Plan amendments................         --             2,122              --            (3,694)
  Actuarial (gain) loss..........        326             7,294              19            (1,982)
  Benefits paid..................       (132)           (3,137)           (163)           (4,988)
                                      ------           -------          ------           -------
  Benefit obligation at end of
     year........................      2,194            46,647           2,221            41,306
                                      ------           -------          ------           -------
Change in plan assets:
  Fair value of plan assets at
     beginning of year...........      2,134            29,464           2,680            37,888
  Actual return on assets........        676             8,208             277             2,612
  Employer contribution..........         --             3,353              --             3,166
  Benefits paid..................       (130)           (3,137)           (163)           (4,988)
                                      ------           -------          ------           -------
  Fair value of plan assets at
     end of year.................      2,680            37,888           2,794            38,678
                                      ------           -------          ------           -------
Funded status....................        486            (8,759)            573            (2,628)
Unrecognized net actuarial (gain)
  loss...........................       (426)             (756)           (481)           (2,431)
Unrecognized prior service
  cost...........................         95             1,808              88            (1,755)
Unrecognized net transition
  obligation.....................         --                40              --                35
Fourth quarter contributions.....         --               361              --                --
                                      ------           -------          ------           -------
  Accrued benefit cost...........       $155           $(7,306)           $180           $(6,779)
                                      ======           =======          ======           =======
Amounts recognized in the
  statements of net assets
  consist of:
  Prepaid benefit cost...........       $155                --            $180                --
  Accrued benefit liability......         --            (7,306)             --            (6,779)
                                      ------           -------          ------           -------
          Net amount
            recognized...........       $155           $(7,306)           $180           $(6,779)
                                      ======           =======          ======           =======

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     The components of pension cost consisted of the following for the fiscal years ended June 30:

                                                            1997      1998      1999
                                                           ------    ------    ------
Service cost.............................................  $1,971    $2,064    $2,368
Interest cost............................................   3,076     3,328     3,126
Estimated return on plan assets..........................  (2,504)   (2,561)   (3,136)
Amortization of prior service cost.......................      32       125      (123)
Recognized net actuarial loss............................      52        11        19
                                                           ------    ------    ------
          Net pension cost...............................  $2,627    $2,967    $2,254
                                                           ======    ======    ======

     The following are the actuarial assumptions used in accounting for these defined benefit plans:

                                                              1998    1999
                                                              ----    ----
Discount rates..............................................   7%      7%
Rates of increase in compensation levels....................   5%      5%
Expected long-term rate of return on plan assets............   9%      9%

     Effective July 1, 1998, Ansell Group amended its cash balance defined benefit plan to change the method of applying the projected unit credit actuarial cost method. Previously the projected unit credit method was applied by allocating a participant's entire benefit, including transition benefits, over the participant's entire career. Under the new method the service prior to the change to a cash balance plan is attributed to the opening cash balance with all future pay-based credits attributed to service cost after the change. The plan amendment resulted in a decrease for the fiscal year ended June 30, 1999 in projected benefit obligation of $3.7 million and a decrease in pension cost of $0.5 million.

POST-RETIREMENT BENEFITS, OTHER THAN PENSIONS

     The following table sets forth the funded status and other amounts recognized in the combined financial statements for Ansell Group's post-retirement healthcare plans as of March 31, adjusted for fourth quarter contributions:

                                                                1998        1999
                                                              --------    --------
Change in benefit obligation:
Benefit obligation at beginning of year.....................    $8,596      $8,980
  Service cost..............................................       133         140
  Interest cost.............................................       676         661
  Actuarial gain............................................       243           3
  Benefits paid.............................................      (668)       (701)
                                                              --------    --------
Benefit obligation at end of year...........................    $8,980      $9,083
                                                              ========    ========
Funded status...............................................   $(8,980)    $(9,083)
Unrecognized net actuarial gain.............................    (1,731)     (1,664)
Fourth quarter contributions................................       178         174
                                                              --------    --------
          Accrued benefit cost..............................  $(10,533)   $(10,573)
                                                              ========    ========

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     The components of net periodic post-retirement benefit cost consisted of the following for the fiscal years ended June 30:

                                                              1997    1998    1999
                                                              ----    ----    ----
Service cost................................................  $133    $133    $140
Interest cost...............................................   690     676     661
Recognized net actuarial gain...............................   (45)    (93)    (64)
                                                              ----    ----    ----
                                                              $778    $716    $737
                                                              ====    ====    ====

     At June 30, 1998 and 1999, the weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7%. The recorded healthcare cost trend rate assumed in measuring the accumulated post-retirement benefit obligation was 6% in 1999, declining to an ultimate rate of 5% in 2001 and thereafter. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage point change in assumed healthcare cost trend rates in 1999 would have the following effects:

                                                            1-PERCENTAGE      1-PERCENTAGE
                                                           POINT INCREASE    POINT DECREASE
                                                           --------------    --------------
Effect on total of service and interest cost
components...............................................       $17               $(14)
Effect on post-retirement benefit obligation.............      $359              $(322)

(9) INCOME TAXES

     The sources of Ansell Group's income (loss) before taxes and minority interest were as follows:

                                                         1997       1998       1999
                                                        -------    -------    -------
United States.........................................  $(7,966)   $13,134     $7,283
Non-United States.....................................   56,843     63,279     59,771
                                                        -------    -------    -------
                                                        $48,877    $76,413    $67,054
                                                        =======    =======    =======

     The provision (benefit) for income taxes consisted of:

                                                        CURRENT    DEFERRED     TOTAL
                                                        -------    --------    -------
Year ended June 30, 1997
  United States.......................................       --    $(3,321)    $(3,321)
  Non-United States...................................  $12,665        682      13,347
                                                        -------    -------     -------
                                                        $12,665    $(2,639)    $10,026
                                                        =======    =======     =======
Year ended June 30, 1998
  United States.......................................     $276     $4,679      $4,955
  Non-United States...................................    3,902        345       4,247
                                                        -------    -------     -------
                                                         $4,178     $5,024      $9,202
                                                        =======    =======     =======
Year ended June 30, 1999
  United States.......................................     $169     $3,104      $3,273
  Non-United States...................................    7,423        271       7,694
                                                        -------    -------     -------
                                                         $7,592     $3,375     $10,967
                                                        =======    =======     =======

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     The provision for tax expense (benefit) for the fiscal years ended June 30, 1997, 1998 and 1999 differed from the amounts computed by applying the United States federal income tax rate of 35% to income before taxes and minority interest as a result of the following:

                                                              1997    1998    1999
                                                              -----   -----   -----
Expected tax................................................   35.0%   35.0%   35.0%
Non-United States income taxes
  Including tax holidays and incentives.....................  (23.4)  (21.5)  (21.9)
Amortization of intangibles.................................    0.4     0.2     0.3
Write-off (recovery) of tax losses..........................    8.3    (0.2)    3.5
Adjustment to estimated income tax accruals.................    0.3    (0.7)   (0.1)
Other, net..................................................   (0.1)   (0.8)   (0.4)
                                                              -----   -----   -----
                                                               20.5%   12.0%   16.4%
                                                              =====   =====   =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consisted of the following at June 30:

                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
Trade accounts receivable...................................   $1,483     $1,806
  Accrued and other liabilities.............................    1,356        188
  Inventory.................................................    2,800      3,063
  Accrued payroll and benefits..............................    2,151      1,835
  Accrued post-retirement benefit costs.....................    6,933      7,813
  Net operating loss carryforwards..........................   42,628     45,582
  Property, plant and equipment.............................      202        234
  Other.....................................................    1,663        233
                                                              -------    -------
     Total gross deferred tax assets........................   59,216     60,754
     Less valuation allowance...............................  (21,341)   (30,403)
                                                              -------    -------
Gross deferred tax assets less valuation allowance..........   37,875     30,351
                                                              -------    -------
Deferred tax liabilities:
  Goodwill and brand names amortization.....................  (24,746)   (27,469)
  Property, plant and equipment.............................   (1,741)        --
  Other.....................................................       --        (21)
                                                              -------    -------
Total gross deferred tax liabilities........................  (26,487)   (27,490)
                                                              -------    -------
Net deferred tax asset......................................  $11,388     $2,861
                                                              =======    =======

     The net change in the total valuation allowance, including changes resulting from translation of such amounts from the local functional currencies to the reporting currency for the fiscal years ended June 30, 1997, 1998 and 1999 was an increase of $0, $1,341 and $9,063, respectively. The increases resulted from foreign tax operating losses and currency adjustments.

     At June 30, 1999, Ansell Group had net operating loss carryforwards in the United States for income tax purposes of $87.8 million expiring in varying amounts through 2019. See the subsequent events

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

Note 13(b) for a discussion of the new tax sharing agreement effective July 1, 1999 which would preclude Ansell Group from utilizing such U.S. losses if Ansell Healthcare is less than 100% owned by PDL.

     At June 30, 1999, Ansell Group had net operating loss carryforwards in various countries other than United States for income tax purposes of $28.4 million. Of this amount, $16.1 million had no expiration date, and $12.3 million expire in varying amounts through 2007.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment that it is more likely than not that the deferred tax asset will be realized.

     In Malaysia, various members of Ansell Group have been granted pioneer status under that country's Promotion of Investment Act of 1986. As a result of the pioneer status, these members were exempt from paying tax on profit earned from products manufactured through June 30, 1998. Tax exempt status on corporate profits earned in Malaysia were further extended through June 30, 1999 and expired on that date. In accordance with India's Income Tax Act of 1961, Ansell Group's export business income is tax-exempt. In Sri Lanka, a member of Ansell Group has been granted exempt status with respect to profit earned from products manufactured through June 30, 2019. Under Thailand's Investment Promotion Act, members of Ansell Group have been granted exempt status with respect to profit earned on various production lines through June 30, 2007, and these members have also been granted a reduced tax rate through June 30, 2012. Ansell Group is building new production facilities in Thailand and has received similar tax-free status for these operations.

(10) RESTRUCTURING

     In fiscal 1999, Ansell Group incurred charges for severance expenses totaling approximately $1.1 million related to reorganizations of two occupational healthcare manufacturing facilities and certain administrative functions. Additionally, a charge of approximately $0.2 million was incurred for write downs to the net realizable value of machinery and equipment not needed in the restructured manufacturing operations.

(11) COMMITMENTS AND CONTINGENCIES

  (a) Operating Leases

     Ansell Group leases certain of its buildings and equipment under operating leases. The future minimum lease payments under non-cancelable operating leases consisted of the following at June 30:

2000.......................................................   $2,290
2001.......................................................    1,769
2002.......................................................    1,569
2003.......................................................    1,431
2004.......................................................      998
Thereafter.................................................    2,223
                                                             -------
Total......................................................  $10,280
                                                             =======

     Rent expense for operating leases amounted to $2,516, $2,830 and $3,239 for the fiscal years ended June 30, 1997, 1998 and 1999, respectively.

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

  (b) Legal-Latex Allergy Litigation

     As of October 31, 1999, certain members of Ansell Group are defendants in 280 lawsuits in the U.S. and one in Australia that have been filed since 1993 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim among other things that the named defendants, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions. 181 of the U.S. cases have been consolidated for discovery and deposition pursuant to the rules on multi-district litigation before the United States District Court for the Eastern District of Pennsylvania. The remaining 99 cases are spread through State Courts in 31 states, with the greatest concentration in California (15 cases).

     All of the latex glove cases are in the discovery phase of litigation. As a result of the early state of this litigation, together with the uncertainty created by the multiple defendants in these cases and the difficulty of establishing whose natural rubber latex gloves were used by particular plaintiffs, and the need to determine whether latex gloves were the cause of any particular injury, the liability of Ansell Group defendants, if any, in relation to these claims cannot be quantified.

  (c) Legal-Other

     Ansell Group is party to various other non-latex allergy legal proceedings, including certain environmental matters, incidental to the normal course of business. Management does not expect that any of such proceedings will have a material adverse effect on Ansell Group's financial position, results of operations or liquidity.

(12) SEGMENT DATA

  (a) Description of Segments

     Ansell Group provides a broad spectrum of barrier protection products through three business segments: Professional Healthcare, Occupational Healthcare and Personal Healthcare.

     Ansell Group's Professional Healthcare segment provides a broad range of surgical and medical examination glove products in the powder, powder-free and synthetic markets. These products are provided to distributors, group purchasing organizations and end-users. The products include Nitra-Touch, Derma Prene and Elite.

     The Occupational Healthcare segment provides synthetic and seamless knitted industrial and consumer gloves and certain related products to semiconductor, electronic industrial supply and automotive manufacturers, food processors, and chemical and food service manufacturers and suppliers. These products include Hynit, Hylite, Hycron, Hyflex, Golden Needles, Polar Bear, Sol-vex, Scorpio and SolKnit. Products are sold primarily through distributors in each of the occupational market sectors with no significant percentage of sales going to an individual customer for the three fiscal years ended June 30, 1997, 1998 and 1999.

     The Personal Healthcare segment provides primarily condom products to the retail and public health markets. The products include LifeStyles, Contempo, Mates, Primex, KamaSutra, Prime and Manix.

  (b) Measurement of Segment Profit or Loss and Segment Assets

     Ansell Group evaluates the performance of its operating segments based on profit or loss from operations before amortization expense, interest and income taxes. The accounting policies of the reportable segments are substantially similar to those described in Note 2, "Significant Accounting Policies," except that the disaggregated financial information has been prepared using certain management

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

reports, which by their very nature require estimates. Ansell Group has intra-segment sales and transfers, which are recorded at cost or, if agreed upon, a price comparable to unaffiliated customer sales. These intra-segment sales and related profits are eliminated in consolidation and are not presented in the segment disclosure. Identifiable assets are those used by each segment in its operations.

  (c) Factors Used to Identify the Enterprise's Reportable Segments

     Ansell Group's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products. Reportable segments were determined by using a management approach and are consistent with the basis and manner in which Ansell Group's management internally disaggregates financial information for the purposes of assisting in making internal operating decisions.

     Operations within segments have been aggregated on the basis of similar economic characteristics, products or services, purposes or end uses, production processes, geographic marketing areas, and distribution methods. Due to the diverse nature of Ansell Group's products, consideration has been given to ensure that the aggregation of Ansell Group's operations helps users better understand Ansell Group's performance and assess its future cash flows.

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     Following is a summary of financial information by business segment for the fiscal years ended June 30:

                                                       1997        1998        1999
                                                     --------    --------    --------
Net sales:
  Professional Healthcare..........................  $255,747    $257,114    $264,237
  Occupational Healthcare..........................   342,049     401,765     377,549
  Personal Healthcare..............................    71,953      76,384      96,596
                                                     --------    --------    --------
                                                     $669,749    $735,263    $738,382
                                                     ========    ========    ========
Income from operations:
  Professional Healthcare..........................   $41,986     $48,336     $48,242
  Occupational Healthcare..........................    28,117      43,330      40,950
  Personal Healthcare..............................    10,922       8,487       6,492
                                                     --------    --------    --------
                                                       81,025     100,153      95,684
  Less: Amortization expense.......................    (5,877)     (7,127)     (8,786)
                                                     --------    --------    --------
                                                      $75,148     $93,026     $86,898
                                                     ========    ========    ========
Depreciation expense:
  Professional Healthcare..........................    $8,465      $8,247      $9,347
  Occupational Healthcare..........................     9,224       8,591      10,024
  Personal Healthcare..............................     2,115       2,164       2,357
                                                     --------    --------    --------
                                                      $19,804     $19,002     $21,728
                                                     ========    ========    ========
Amortization expense:
  Professional Healthcare..........................      $852      $1,034      $1,367
  Occupational Healthcare..........................     4,529       5,492       6,333
  Personal Healthcare..............................       496         601       1,086
                                                     --------    --------    --------
                                                       $5,877      $7,127      $8,786
                                                     ========    ========    ========
Capital expenditures:
  Professional Healthcare..........................   $18,810     $17,421     $15,542
  Occupational Healthcare..........................    10,829      14,313      32,171
  Personal Healthcare..............................     1,633       2,315      10,213
                                                     --------    --------    --------
                                                      $31,272     $34,049     $57,926
                                                     ========    ========    ========

     A summary of identifiable assets by segment at June 30:

                                                                1998        1999
                                                              --------    --------
Professional Healthcare.....................................  $235,828    $259,299
Occupational Healthcare.....................................   468,207     474,863
Personal Healthcare.........................................    51,888     102,232
                                                              --------    --------
                                                              $755,923    $836,394
                                                              ========    ========

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     Net sales are attributed to countries based on the location of customers. Sales by geographic region consisted of the following for the fiscal years ended June 30:

                                                       1997        1998        1999
                                                     --------    --------    --------
United States......................................  $308,357    $369,701    $360,640
Europe.............................................   236,686     240,753     239,940
Asia...............................................    78,726      74,555      88,489
Other Americas.....................................    45,980      50,254      49,313
                                                     --------    --------    --------
                                                     $669,749    $735,263    $738,382
                                                     ========    ========    ========

  (d) Major Customers

     Revenues from three of the major professional healthcare products distributors accounted for approximately 7.7%, 10.4%, and 10.5% of Ansell Group's combined net sales for 1997, 1998, and 1999, respectively.

(13) SUBSEQUENT EVENTS (UNAUDITED)

  (a) Reorganization and Initial Public Offering

     In December 1999, Ansell Healthcare, the successor to the assets, liabilities and operations of Ansell Group expects to file a Registration Statement on Form S-1 with the Securities and Exchange Commission for an initial public offering ("IPO") of its common stock. After completion of the IPO, companies in the Pacific Dunlop Group, which currently own 100% of Ansell Group, will own at least 80% of Ansell Healthcare.

     Before the IPO, Ansell Group businesses were owned and conducted by various Pacific Dunlop Group companies. Prior to the closing of the IPO, the ownership of the Ansell Group will be reorganized, and companies' assets, liabilities and related operations will be transferred to Ansell Healthcare so that all of the assets and liabilities related to Ansell Group business operations will be owned or leased by companies directly or indirectly owned by Ansell Healthcare.

     In connection with the reorganization, Ansell Healthcare has agreed to indemnify the members of the Pacific Dunlop Group that sold Ansell Healthcare operating assets of Ansell Group to Ansell Healthcare for any contingent liabilities arising out of, or relating to, the ownership of the assets sold, the operation of the transferred business or Ansell Healthcare's breach of the terms of the agreement transferring such assets or business. In the opinion of management, this indemnification will not have an adverse effect on Ansell Healthcare's financial position or results of operations.

  (b) Tax Sharing Agreement

     Ansell Group has been and, after the proposed IPO, Ansell Healthcare expects to continue to be, included in the U.S. consolidated federal income tax return of Pacific Dunlop Group's U.S. domiciled subsidiaries. Additionally, Ansell Group has been and, after the proposed IPO, Ansell Healthcare expects to continue to be included in the combined income tax filings of the U.S. domiciled subsidiaries of the Pacific Dunlop Group for certain state and local tax jurisdictions. Ansell Healthcare expects to enter into a Tax Sharing Agreement, which will be effective beginning the fiscal year ending June 30, 2000. The terms of the proposed Tax Sharing Agreement provide that Ansell Healthcare will compute its income tax liability as if Ansell Healthcare was filing on a separate income tax return basis and remit payment of such liability to U.S. domiciled subsidiaries of the Pacific Dunlop Group.

                                  ANSELL GROUP

                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

     In general, Ansell Healthcare will continue to be included in the Pacific Dunlop Group's consolidated group for U.S. federal income tax purposes for as long as the Pacific Dunlop Group beneficially owns at least 80% of the value and voting stock of Ansell Healthcare. The U.S. domiciled subsidiaries of the Pacific Dunlop Group are required, under the terms of the Tax Sharing Agreement, to indemnify Ansell Healthcare for any tax liability of such subsidiaries that Ansell Healthcare must pay to a taxing authority, except to the extent that the liability is attributable to Ansell Healthcare.

     The Tax Sharing Agreement provides that Ansell Healthcare will not be permitted to reduce future U.S. tax liability by using a U.S. net operating tax loss carryforward from a period prior to the IPO. Accordingly, upon completion of the proposed IPO, the U.S. net operating tax loss carryforward at June 30, 1999, amounting to $87.8 million, will not be available to reduce future U.S. income tax liabilities incurred by Ansell Healthcare. However, in the event Ansell Healthcare is no longer eligible to be part of the Pacific Dunlop Group's U.S. consolidated federal income tax group, all unexpired U.S. net operating tax loss carryforwards attributable to Ansell Healthcare, and not already used by the U.S. domiciled subsidiaries of the Pacific Dunlop Group would revert back to Ansell Healthcare, including any tax losses attributable to Ansell Healthcare for periods prior to the IPO.

  (c) Acquisition

     On October 1, 1999, Ansell Group signed a definitive agreement to acquire the medical glove business of Johnson & Johnson for approximately $97.6 million. The transaction will be accounted for using the purchase method of accounting. The excess of purchase price over the estimated fair value of net assets acquired is expected to be approximately $41 million, which will be allocated to brand names and goodwill and amortized over 40 and 20 years, respectively. The transaction is subject to regulatory approvals and customary closing conditions.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ansell Healthcare Incorporated:

     We have audited the accompanying balance sheet of Ansell Healthcare Incorporated as of December 15, 1999. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Ansell Healthcare Incorporated as of December 15, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP
------------------------------------------------------

Columbus, Ohio
December 15, 1999

                         ANSELL HEALTHCARE INCORPORATED

                                 BALANCE SHEET
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                              DECEMBER 15, 1999
                                                              -----------------
ASSETS
Cash and cash equivalents...................................       $1,000
                                                                   ------
          Total assets......................................       $1,000
                                                                   ======
STOCKHOLDER'S EQUITY
Common Stock, $.01 par value; 50,000,000 shares authorized;
  1,000 shares, issued and outstanding......................          $10
Preferred Stock, $.01 par value; 1,000,000 shares
  authorized; no shares issued and outstanding..............           --
Additional paid-in capital..................................          990
                                                                   ------
          Total stockholder's equity........................       $1,000
                                                                   ======

                See the accompanying notes to the balance sheet.

                         ANSELL HEALTHCARE INCORPORATED

                             NOTES TO BALANCE SHEET

(1) BASIS OF PRESENTATION

     Ansell Healthcare Incorporated ("Ansell Healthcare") was incorporated under the laws of the State of Delaware on October 5, 1999 for the purpose of effecting the acquisition of Ansell Group from Pacific Dunlop Limited ("PDL"). On October 22, 1999, Ansell Healthcare Incorporated sold 1,000 shares of its common stock to Pacific Dunlop Holdings (USA) Inc. for $1,000. As of December 15, 1999, Ansell Healthcare has not conducted any operations.

     Ansell Healthcare's amended certificate of incorporation provides for authorized capital of 50,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. Pacific Dunlop Group intends to retain ownership of at least 80% of the common stock to allow Ansell Healthcare to remain included in the U.S. federal income tax consolidated group. None of the preferred shares are issued or outstanding.

(2) REORGANIZATION AND INITIAL PUBLIC OFFERING

     In December 1999, Ansell Healthcare expects to file a Registration Statement on Form S-1 with the Securities and Exchange Commission for an initial public offering ("IPO") of its common stock. After completion of the IPO, the Pacific Dunlop Group, which currently indirectly owns 100% of Ansell Healthcare, will own at least 80%.

     Before the IPO, the Ansell Group was owned by various Pacific Dunlop Group companies. Prior to the closing of the IPO, the ownership will be reorganized, and companies, assets, liabilities and related operations will be transferred to Ansell Healthcare so that all of the assets and liabilities related to Ansell Group business operations are owned or leased by companies that are directly or indirectly owned by Ansell Healthcare.

     The reorganization is expected to be effected as follows: (i) the existing U.S. companies through which Ansell conducts its U.S. business will be transferred to Ansell Healthcare and will be directly held wholly owned subsidiaries of Ansell Healthcare, and (ii) a newly incorporated wholly owned U.S. subsidiary of Ansell Healthcare, Ansell International Holdings Inc. ("Ansell International") will acquire directly or indirectly the non-U.S. Ansell companies of the Pacific Dunlop Group through: (a) the direct acquisition of the companies conducting the Mexican and Canadian Ansell businesses and (b) the establishment of a newly incorporated wholly owned Luxembourg holding company which will acquire directly the companies conducting the Ansell businesses in the United Kingdom, France, Belgium, Germany and Japan and will acquire indirectly (through two newly incorporated wholly owned Netherlands holding companies) the companies conducting the Ansell businesses in Malaysia, Thailand, Australia and New Zealand, India and Sri Lanka. In those countries where the Ansell companies or assets were owned by Pacific Dunlop Group companies which also held substantial assets or subsidiaries involved in other businesses, the relevant Ansell companies or assets will first be transferred to newly incorporated holding companies established by the Luxembourg or Netherlands holding companies referred to above. Where an Ansell subsidiary is not wholly owned by the Pacific Dunlop Group, all of the shares in the relevant subsidiary which were held by the Pacific Dunlop Group will be held directly or indirectly by Ansell International with the minority shareholdings in the subsidiary remaining unchanged. In each case the consideration will consist of loans payable, cash and/or shares of common stock in Ansell Healthcare.

     Members of the Pacific Dunlop Group and Ansell Healthcare will enter into agreements providing for the separation of the companies and governing various relationships between Ansell Healthcare and PDL, including a services agreement, registration rights and ownership maintenance agreement, tax sharing agreement and credit agreement.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements of Ansell Group have been prepared to give effect to (1) the reorganization of Ansell Group into Ansell Healthcare Incorporated, including the elimination of a substantial portion of debt owed to affiliates and cash, and (2) the sale of common stock of Ansell Healthcare by PD International Pty. Limited pursuant to this offering which results in the transfer of Ansell Group's U.S. tax net operating loss carry forwards to other members of the Pacific Dunlop Group. The accompanying Unaudited Pro Forma Condensed Combined Statement of Net Assets at September 30, 1999 has been prepared as if the reorganization and this offering were consummated as of that date. The accompanying Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended June 30, 1999 and the three months ended September 30, 1999 give effect to the reorganization and this offering as if they occurred at July 1, 1998 and 1999, respectively.

     The pro forma condensed combined financial statements have been prepared based upon the Combined Financial Statements of Ansell Group, included elsewhere herein and should be read in conjunction with the Combined Financial Statements, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and other financial information included elsewhere in this prospectus. These unaudited pro forma condensed combined financial statements and related notes are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the reorganization and this offering been completed on the dates indicated or that may be expected to occur in the future. Ansell Group's historical net income and cash flows as a wholly owned operation of Pacific Dunlop Group are not necessarily indicative of the net income and cash flows it might have realized as an independent entity.

                                  ANSELL GROUP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF NET ASSETS
                            AS OF SEPTEMBER 30, 1999
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                         ACTUAL      ADJUSTMENTS         PRO FORMA
                                                        --------     -----------        -----------
ASSETS
Current assets:
  Cash and cash equivalents...........................   $84,775       $(74,775)(1b)      $10,000
  Trade accounts receivable, net......................   134,249                          134,249
  Inventories.........................................   141,367                          141,367
  Deferred taxes......................................     8,440                            8,440
  Other current assets................................    21,229                           21,229
                                                        --------      ---------         ---------
          Total current assets........................   390,060        (74,775)          315,285
Property, plant and equipment, net....................   212,918                          212,918
Intangibles, net......................................   263,794                          263,794
Other assets..........................................     8,805                            8,805
                                                        --------      ---------         ---------
          Total assets................................  $875,577       $(74,775)         $800,802
                                                        ========      =========         =========

              LIABILITIES AND NET ASSETS

Current liabilities:
  Trade accounts payable..............................   $64,393                          $64,393
  Accrued and other liabilities.......................    21,131                           21,131
  Taxes payable.......................................     6,370                            6,370
  Revolving lines of credit due to affiliates.........   410,189      $(235,803)(1b)      174,386
  Current portion of long-term debt...................    33,821                           33,821
                                                        --------      ---------         ---------
          Total current liabilities...................   535,904       (235,803)          300,101
Long-term debt, net of current portion................     1,793                            1,793
Deferred taxes........................................     3,733         14,900(1c)        18,633
Other long-term liabilities...........................    25,218                           25,218
                                                        --------      ---------         ---------
          Total liabilities...........................   566,648       (220,903)          345,745
                                                        --------      ---------         ---------
Minority interest.....................................     9,785                            9,785
Net assets:
  Common stock........................................        --            500(1a,b)         500
  Preferred stock.....................................        --             --                --
  Additional paid-in-capital..........................        --        511,056(1a,b,c)   511,056
  Capital employed....................................   365,428       (365,428)(1a)           --
  Accumulated other comprehensive income -- foreign
     currency translation adjustment..................   (66,284)                         (66,284)
                                                        --------      ---------         ---------
          Total net assets............................   299,144        146,128           445,272
                                                        --------      ---------         ---------
Commitments and contingencies
          Total liabilities and net assets............  $875,577       $(74,775)         $800,802
                                                        ========      =========         =========

    See the accompanying notes to the unaudited pro forma condensed combined financial statements.

                                  ANSELL GROUP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1999
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                           ACTUAL     ADJUSTMENTS      PRO FORMA
                                                          --------    -----------      ---------
Net sales...............................................  $738,382                     $738,382
Cost of goods sold......................................   483,464                      483,464
                                                          --------                     --------
  Gross profit..........................................   254,918                      254,918
Selling, general and administrative expenses............   149,621       $1,000(2a)     150,621
Research and development expenses.......................     8,315                        8,315
Restructuring charges...................................     1,298                        1,298
Amortization of intangibles.............................     8,786                        8,786
                                                          --------      -------        --------
  Income from operations................................    86,898       (1,000)         85,898
Other (income) expense:
  Interest expense, net.................................    21,128       (4,956)(2b)     16,172
  Foreign currency transactions, net....................    (2,044)                      (2,044)
  Other.................................................       760                          760
                                                          --------      -------        --------
                                                            19,844       (4,956)         14,888
                                                          --------      -------        --------
          Income before taxes and minority interests....    67,054        3,956          71,010
Income taxes............................................    10,967        1,503(2c)      12,470
Minority interests......................................     3,468                        3,468
                                                          --------      -------        --------
          Net income....................................   $52,619       $2,453         $55,072
                                                          ========      =======        ========
Pro forma basic and fully diluted net income per
  share.................................................                                  $1.10
                                                                                       ========
Pro forma weighted average number of shares
  outstanding...........................................                                 50,000
                                                                                       ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                  ANSELL GROUP

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                    (IN THOUSANDS, UNLESS OTHERWISE STATED)

                                                            ACTUAL    ADJUSTMENTS       PRO FORMA
                                                           --------   -----------      -----------
Net sales................................................  $173,847                     $173,847
Cost of goods sold.......................................   113,378                      113,378
                                                           --------                    ---------
  Gross profit...........................................    60,469                       60,469
Selling, general and administrative expenses.............    39,054        $250(2a)       39,304
Research and development expenses........................     2,205                        2,205
Amortization of intangibles..............................     2,228                        2,228
                                                           --------   ---------        ---------
  Income from operations.................................    16,982        (250)          16,732
Other (income) expense:..................................                                     --
  Interest expense, net..................................     6,095      (2,052)(2b)       4,043
  Foreign currency transactions, net.....................    (1,171)                      (1,171)
  Other..................................................       (30)                         (30)
                                                           --------   ---------        ---------
                                                              4,894      (2,052)           2,842
                                                           --------   ---------        ---------
          Income before taxes and minority interests.....    12,088       1,802           13,890
Income taxes.............................................     2,450         790(2c)        3,240
Minority interests.......................................       658                          658
                                                           --------   ---------        ---------
          Net income.....................................    $8,980      $1,012           $9,992
                                                           ========   =========        =========
Pro forma basic and fully diluted net income per share...                                  $0.20
                                                                                       =========
Pro forma weighted average number of shares
  outstanding............................................                                 50,000
                                                                                       =========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                                  ANSELL GROUP

              NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

(1) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED STATEMENT OF NET ASSETS

     (a) In connection with the formation of Ansell Healthcare Incorporated, Pacific Dunlop Group contributed the Ansell Group businesses to Ansell Healthcare Incorporated. In exchange for the contribution of Ansell Group businesses, members of the Pacific Dunlop Group were issued 50 million shares of common stock, with a par value of $.01 per share. Additionally, one million shares of preferred stock were authorized, however, no shares were issued.

     (b) Reflects the issuance of 50 million shares of common stock, the payment of all cash in excess of $10 million, the reduction of debt owed to affiliates by $235.8 million in exchange for Ansell Group businesses. Upon completion of the reorganization, Ansell Healthcare will have cash of $10 million, indebtedness of $210 million and 50 million shares of common stock outstanding. Of the $210 million of indebtedness, $174.4 million will be borrowed pursuant to a three year revolving credit agreement with PDL.

     (c) Reflects the transfer to Pacific Dunlop Group of $87.8 million in U.S. tax net operating loss carryforwards, ($14.9 million, net of valuation allowance of $20 million), which will no longer be available to us as a result of being less than 100% owned by PDL.

(2) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED STATEMENTS OF OPERATIONS

     (a) Reflects the estimated additional general and administrative expenses of $1 million annually, which would have been incurred if the reorganization had been consummated at the beginning of the period presented. These costs include additional treasury, reporting and filing fees, legal, finance and accounting, Directors and Investor Relation costs.

     (b) Reflects a reduction in interest resulting from the net effect of eliminating the historical interest expense paid to affiliates (resulting from the reduction of debt due to affiliates of $235.8 million in exchange for the issuance of shares of common stock to Pacific Dunlop Group) and recording interest expense on $174.4 million of affiliate debt to be issued and outstanding following the reorganization under a revolving credit agreement with PDL, assuming an interest rate of 7.25%. The revolving credit agreement with PDL will bear interest at either the prime rate or 90-day LIBOR plus 0.75% depending on which tranche is chosen for obtaining borrowings. For each 0.125% change in the assumed average interest rate, interest expense would change by approximately $218,000 for the year ended June 30, 1999 and $55,000 for the three months ended September 30, 1999. Also reflects a reduction in interest income as all cash in excess of $10 million will be distributed to the Pacific Dunlop Group as a dividend prior to the offering. Interest income is included at 5% on the $10 million of cash on hand and is netted against interest expense.

     (c) Reflects the estimated tax impact of the pro forma adjustments using an effective tax rate of 38% for the Ansell Group, which assumes the debt owed to affiliates that was eliminated in connection with the reorganization was held by members of the Ansell Group domiciled in the United States.

     (d) For purposes of the pro forma net income per share, the weighted average shares outstanding are assumed to be the outstanding for the entire period.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THROUGH AND INCLUDING [               ] (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                         SHARES

                         ANSELL HEALTHCARE INCORPORATED

                                  COMMON STOCK

                                     [LOGO]

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                               J.P. MORGAN & CO.

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     PD International Pty. Limited will bear the expenses relating to the registration of the common stock of Ansell Healthcare Incorporated. The following expenses, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee, are estimates:

Securities and Exchange Commission registration fee.......   $46,200
National Association of Securities Dealers, Inc. filing
  fee.....................................................   $18,000
New York Stock Exchange listing fee.......................   $     *
Blue Sky fees and expenses (including fees of counsel)....   $     *
Legal fees and expenses...................................   $     *
Accountants' fees.........................................   $     *
Printing fees.............................................   $     *
Transfer agent fees.......................................   $     *
Miscellaneous.............................................   $     *
                                                             -------
          Total...........................................   $     *
                                                             =======

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation and bylaws provide that we shall, subject to certain limitations, indemnify our directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

     Section 102 of the Delaware General Corporation Law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

     We have directors and officers liability insurance, which provides coverage against certain liabilities.

     In addition, some of our directors are indemnified against liabilities that they may incur in their capacities as directors by third parties with which they are affiliated.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On October 22, 1999, Ansell Healthcare Incorporated sold 1,000 shares of its common stock to Pacific Dunlop Holdings (USA) Inc. for $1,000. This transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits -- See Index to Exhibits.

     (b) Financial Statement Schedules
            Schedules II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, State of New Jersey on the 20th day of December, 1999.

                                            ANSELL HEALTHCARE INCORPORATED
                                                     /s/ HARRY BOON
                                            ------------------------------------
                                                         President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of December, 1999.

SIGNATURE                                                    TITLE                        DATE
---------                                                    -----                        ----

              /s/ HARRY BOON                 President (Principal Executive
------------------------------------------   Officer) and Director
                Harry Boon                                                          December 20, 1999

             /s/ JEFFREY COX                 Treasurer (Principal Financial and
------------------------------------------   Accounting Officer) and Director
               Jeffrey Cox                                                          December 20, 1999

         * /s/ RODNEY L. CHADWICK            Director
------------------------------------------
            Rodney L. Chadwick                                                      December 20, 1999

            * /s/ JOHN A. EADY               Director
------------------------------------------
               John A. Eady                                                         December 20, 1999

           * /s/ PHILIP R. GAY               Director
------------------------------------------
              Philip R. Gay                                                         December 20, 1999

* Harry Boon signs this document pursuant to powers of attorney filed herewith.

                                                    /s/ HARRY BOON
                                          --------------------------------------
                                                        Harry Boon

                                                                     SCHEDULE II

                                  ANSELL GROUP

                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED JUNE 30, 1999, 1998, AND 1997
                                 (IN THOUSANDS)

                                                      ADDITIONS
                                         BALANCE AT   CHARGED TO                              BALANCE AT
                                         BEGINNING    COSTS AND                  CURRENCY       END OF
DESCRIPTION YEAR ENDED                    OF YEAR      EXPENSES    DEDUCTIONS   ADJUSTMENTS      YEAR
----------------------                   ----------   ----------   ----------   -----------   ----------
Allowance for Doubtful Accounts(1):
  June 30, 1999........................    $2,745       $2,518         $(572)      $(372)       $4,318
  June 30, 1998........................     1,911          619          (130)        345         2,745
  June 30, 1997........................     2,719          215        (1,067)         44         1,911
Allowance for Customer Rebates and
  Other Claims(2):
  June 30, 1999........................    $6,054      $26,167      $(25,325)      $(481)       $6,415
  June 30, 1998........................     5,356       20,450       (20,596)        844         6,054
  June 30, 1997........................     5,190       17,145       (17,078)         99         5,356
Deferred Income Tax Assets Valuation
  Allowance(3):
  June 30, 1999........................   $21,341       $8,954           $--        $108       $30,403
  June 30, 1998........................    20,000        1,341            --          --        21,341
  June 30, 1997........................    20,000           --            --          --        20,000

---------------

(1) Offset against trade accounts receivable. Deductions represent write-offs, net of recoveries.

(2) Customer rebates and other claims are recorded as a direct reduction of sales.

(3) Offset against non-current deferred income taxes.

                               INDEX TO EXHIBITS

        EXHIBITS                                 DESCRIPTION
        --------                                 -----------
          1.1*           -- Form of Underwriting Agreement
          3.1            -- Certificate of Incorporation
          3.2            -- Certificate of Amendment of Certificate of Incorporation
          3.2*           -- Amended and Restated By-laws
          4.1*           -- Specimen Common Stock Certificate
          5.1*           -- Opinion of Gardner, Carton & Douglas
         10.1*           -- Amended and Restated 1998 Deferred Compensation Plan
         10.2*           -- Amended and Restated 1998 Cash Balance Restoration Plan
         10.3*           -- 1997 Non-Qualified U.S. Pension Plan
         10.4*           -- 1999 Stock Incentive Plan
         10.5*           -- Services Agreement between the Registrant and Pacific
                            Dunlop Limited
         10.9*           -- Registration Rights and Ownership Maintenance Agreement
         10.10*          -- Tax Sharing Agreement
         10.11*          -- Loan Facility Agreement between the Registrant and
                            Pacific Dunlop Limited
         10.12*          -- Form of Loan Agreement
         21.1*           -- Subsidiaries of the Company
         23.1            -- Consent of KPMG LLP
         23.2            -- Consent of KPMG LLP
         23.3*           -- Consent of Gardner, Carton & Douglas (included in Exhibit
                            5.1)
         24.1            -- Powers of Attorney
         27.1            -- Financial Data Schedule

* To be filed by amendment.